      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 2, 1994

                                                       REGISTRATION NO. 33-76472
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 2

                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              HECLA MINING COMPANY
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                            1040                           82-0126240
 (STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL            (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)           IDENTIFICATION NO.)

                            ------------------------
                               6500 MINERAL DRIVE


                        COEUR D'ALENE, IDAHO 83814-8788
                                 (208) 769-4100
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)


                                MICHAEL B. WHITE
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                              HECLA MINING COMPANY
                               6500 MINERAL DRIVE
                        COEUR D'ALENE, IDAHO 83814-8788
                                 (208) 769-4100
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                   Copies to:

                DAVID A. KATZ, ESQ.                               BRICE T. VORAN, ESQ.
          WACHTELL, LIPTON, ROSEN & KATZ                           SHEARMAN & STERLING
                51 WEST 52ND STREET                         725 SOUTH FIGUEROA ST., 21ST FL.
             NEW YORK, NEW YORK 10019                         LOS ANGELES, CALIFORNIA 90017
                  (212) 403-1000                                     (213) 239-0300

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable following the effective date of this Registration Statement.
                            ------------------------
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /
                            ------------------------
                        CALCULATION OF REGISTRATION FEE

- ----------------------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------------------
                                                                                         PROPOSED
                                                                        PROPOSED         MAXIMUM
                                                                        MAXIMUM         AGGREGATE
TITLE OF SECURITIES                                AMOUNT TO         OFFERING PRICE      OFFERING        AMOUNT OF
TO BE REGISTERED                                 BE REGISTERED        PER UNIT(1)        PRICE(1)     REGISTRATION FEE
- ----------------------------------------------------------------------------------------------------------------------
Common Stock, par value
$0.25 per share(2).........................   7,475,000 shares(3)        $12.00        $89,700,000     $30,931.25(4)
- ----------------------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 on the basis of the average high and low prices reported on the New York Stock Exchange Composite Tape on March 9, 1994.
(2) Also being registered are the Preferred Share Purchase Rights of Hecla Mining Company associated with the Common Stock.
(3) Includes 975,000 shares subject to the Underwriters' over-allotment option.
(4) Fee previously paid upon filing of Registration Statement on March 15, 1994.

                            ------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                             SUBJECT TO COMPLETION

                    PRELIMINARY PROSPECTUS DATED MAY 2, 1994


PROSPECTUS

                                6,500,000 SHARES

[LOGO]                        HECLA MINING COMPANY

                                  COMMON STOCK
                            ------------------------
     All of the shares of Common Stock, par value $0.25 per share (the "Common Stock"), offered hereby (the "Shares") are being sold by Hecla Mining Company, a Delaware corporation (the "Company").


     The Common Stock is listed on the New York Stock Exchange, Inc. (the "NYSE") under the symbol "HL." On April 29, 1994, the last reported sale price of the Common Stock on the NYSE was $11 3/8 per share. See "Price Range of Common Stock."


     SEE "INVESTMENT CONSIDERATIONS" FOR A DISCUSSION OF CERTAIN FACTORS RELEVANT TO CONSIDERATION OF AN INVESTMENT IN THE SHARES.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
  SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
    PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------

- ------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------
                                               PRICE TO         UNDERWRITING      PROCEEDS TO
                                                PUBLIC          DISCOUNT(1)        COMPANY(2)
- ------------------------------------------------------------------------------------------------
Per Share...............................          $                  $                 $
- ------------------------------------------------------------------------------------------------
Total(3)................................          $                  $                 $
- ------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $500,000.

(3) The Company has granted the Underwriters options exercisable within 30 days after the date hereof to purchase up to 975,000 additional shares of Common Stock solely to cover over-allotments, if any. If all such shares are purchased, the total Price to Public, Underwriting Discount and Proceeds to
    Company will be $          , $          and $          , respectively. See
    "Underwriting."

                            ------------------------
     The Shares are offered by the Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Shares
will be made in New York, New York on or about                , 1994.

                            ------------------------
MERRILL LYNCH & CO.                                         SALOMON BROTHERS INC
                            ------------------------
             The date of this Prospectus is                , 1994.

                                  (PHOTO 1)
AUGUST 1993

                          GROUSE CREEK GOLD PROJECT
                              UNDER CONSTRUCTION

                                                                   MARCH 1994
                                  (PHOTO 2)



     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     This Summary does not purport to be complete and is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and consolidated financial statements and notes thereto included elsewhere or incorporated by reference in this Prospectus. Unless indicated otherwise or the context otherwise requires: (i) the information contained in this Prospectus assumes that the Underwriters' over-allotment option is not exercised; (ii) references to "Hecla" or the "Company" refer to Hecla Mining Company, a Delaware corporation, and its subsidiaries; (iii) references to the "Common Stock" refer to the Common Stock, par value $0.25 per share, of the Company and references to the "Shares" are to the 6,500,000 shares of Common Stock being offered hereby; (iv) references to the "Offering" refer to the Shares being offered hereby; and (v) references to "ounce" or "oz." refer to a troy ounce. Terms not defined in this Summary are defined elsewhere herein or in the "Glossary of Certain Mining Terms."

                                  THE COMPANY

     The Company, originally incorporated in 1891, is principally engaged in the exploration, development, mining and processing of precious and non-ferrous metals, including gold, silver, lead and zinc, and certain industrial minerals. At December 31, 1993, the Company had approximately 1.9 million and 53.4 million ounces of proven and probable gold and silver reserves, respectively (including approximately 654,000 and 3.6 million ounces, respectively, as a result of the Company's acquisition of Equinox Resources Ltd. in March 1994 as described below).

     The Company's principal metals properties include the La Choya gold mine, located in Sonora, Mexico, which began operations in January 1994; the Lucky Friday silver and lead mine, located near Mullan, Idaho, which is a significant primary producer of silver in North America; the American Girl gold mine and the Oro Cruz gold project, both located in Imperial County, California, which were acquired in March 1994; the Republic gold mine, located in the state of Washington; the Grouse Creek gold project, located near Challis, Idaho, which is intended to be operational in the fourth quarter of 1994; the Rosebud gold project, located in Pershing County, Nevada, which was acquired in March 1994; and the Greens Creek mine, located near Juneau, Alaska, a polymetallic mine placed on standby in 1993, in which Hecla owns a 29.7% interest.

     As part of the Company's strategy to acquire and develop precious metals properties, primarily in North America, the Company acquired on March 11, 1994, Equinox Resources Ltd., a gold exploration and development company headquartered in Vancouver, British Columbia ("Equinox"), in exchange for Common Stock worth approximately $76.3 million on such date. The Company's principal reason for the acquisition of Equinox was the opportunity to acquire the Rosebud gold project, located in Pershing County, Nevada, in which Equinox had a 100% interest and the American Girl gold mine, in which Equinox had a 47% interest and which is operated by a joint venture partner. The Company believes that the Rosebud gold project, which had proven and probable gold reserves of 512,000 contained ounces as of December 31, 1993, has significant exploration and development potential. Equinox's share of gold production at the American Girl gold mine in 1993 was approximately 35,000 ounces.

     The Company expects its gold production to increase from approximately 61,000 ounces in 1993 to approximately 117,000 ounces in 1994, with approximately 43% of the expected 1994 gold production to come from the La Choya gold mine. Assuming the timely commencement of production at the Grouse Creek gold project in the fourth quarter of 1994, the Company's total 1994 gold production could increase by up to 53,000 ounces (representing its 80% share of the project) to a total of approximately 170,000 ounces. In addition, the Company intends to develop the Rosebud gold project upon satisfactory completion of a feasibility study which is currently expected to be finalized by late 1995. Development of the Rosebud gold project could begin shortly thereafter with production commencing in late 1996 at the earliest. The feasibility study will assess the potential to produce approximately 70,000 to 80,000 ounces of gold annually. See "Business -- Development Projects." As a result of the continued development of the Grouse Creek gold project and the Equinox acquisition, the Company believes that its 1995 attributable gold production will exceed 200,000 ounces.

     Although depressed silver prices have impacted the Company's silver production in recent years, the Company believes that it is well positioned to respond to an increase in silver prices, by expanding production at its Lucky Friday mine by developing the Gold Hunter project and through the recommencement of operations at the Greens Creek mine. In 1993, drilling in the southwest area of the Greens Creek property encountered a significant additional mineralized zone containing higher than mine average gold and silver content. Although there can be no assurance that this additional material can be economically mined, drilling is continuing to define the nature and extent of the resource. A feasibility study currently is being undertaken in order to determine the advisability of placing the mine back into operation. If the decision is made to reopen the Greens Creek mine and production commences by 1997, when combined with the potential for estimated increased silver production at the Lucky Friday mine, the Grouse Creek project and the Rosebud project, the Company's attributable share of annual silver production could exceed 8.0 million ounces in 1997, compared to approximately 3.0 million ounces in 1993.

     During the next several years, the Company intends to concentrate its exploration efforts at or in the vicinity of its existing and proposed mining properties, including Grouse Creek, La Choya, Republic, Greens Creek, Rosebud, American Girl and Lucky Friday. The Company and its joint venture partners own or control significant land positions surrounding these existing and proposed mining operations. In addition, the Company will continue to evaluate acquisition and exploration opportunities, primarily in North America.

     The Company's industrial minerals businesses consist of Kentucky-Tennessee Clay Company (ball clay and kaolin divisions), K-T Feldspar Corporation, Mountain West Bark Products, Inc. (bark and scoria) and Colorado Aggregate Company of New Mexico. Hecla's industrial minerals segment is a leading producer of three of the four basic ingredients required to manufacture ceramic and porcelain products, including sanitaryware, pottery, dinnerware, electric insulators and ceramic tile. At current production rates, the Company has over 20 years of proven and probable reserves of ball clay, kaolin and feldspar.

     The Company has experienced losses from operations for each of the last five years. For the year ended December 31, 1993, the Company reported a net loss of approximately $11.7 million (before preferred dividends of $4.1 million) or $0.36 per common share compared to a net loss of $49.3 million or $1.60 per common share for 1992. The 1993 net loss resulted primarily from decreases in the Company's gold and silver production and the continued depressed average prices of lead and zinc. See "Investment Considerations -- Recent Losses" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     The following table presents certain information regarding the Company's metal mining and development properties, including their relative percentage contributions to the Company's 1993 revenues:



                                                                                     PERCENTAGE
                                                           DATE       OWNERSHIP          OF
                     NAME OF PROPERTY                    ACQUIRED     INTEREST      1993 REVENUE
    ---------------------------------------------------  --------     ---------     ------------
    Lucky Friday.......................................    1958         100.0%          11.8%
    Republic...........................................    1982         100.0%          22.6%
    Greens Creek.......................................    1988          29.7%           4.2%
    Cactus.............................................    1991          75.0%           3.5%
    Grouse Creek(1)....................................    1991          80.0%             --
    La Choya(2)........................................    1991         100.0%             --
    American Girl(3)(4)................................    1994          47.0%             --
    Rosebud(3).........................................    1994         100.0%             --


- ---------------

(1) The Grouse Creek project, which is presently under construction, is scheduled to commence production in the fourth quarter 1994, with full production achieved in 1995.



(2) The La Choya mine commenced operations in January 1994.



(3) The Company's interest in the American Girl mine and Rosebud project were acquired in the March 11, 1994 acquisition of Equinox.



(4) Giving effect to the acquisition of Equinox, the American Girl mine would have contributed 11.9% of the Company's consolidated revenues.

     The Company currently has outstanding $109,950,000 aggregate principal amount of Liquid Yield Options Notes due 2004 (the "LYONs") which are currently convertible into 20.824 shares of Common Stock per $1,000 principal amount of LYONs. See "Description of LYONs." Pursuant to the terms of the indenture governing the LYONs, on June 14, 1994, holders of LYONs may require the Company to purchase LYONs held by them at a purchase price of $456.39 per $1,000 principal amount of LYONs. The purchase price may be paid, at the option of the Company, in cash, in shares of Common Stock (valued at the market price of the Common Stock) or in subordinated notes of the Company. Because of the Company's need to utilize cash for planned capital expenditures, it is probable that, absent consummation of the Offering, it will pay for any LYONs delivered to it by issuing Common Stock. The Company is currently considering several alternatives in an attempt to issue less shares of Common Stock than would be the case if the Company was required to repurchase all of the outstanding LYONs on June 14, 1994. See "Investment Considerations -- Common Stock Issuances Related to LYONs" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition and Liquidity." As described under "Use of Proceeds," the Company will use a substantial portion of the proceeds of the Offering to redeem the LYONs.

     For a discussion of recent developments involving the Company, including the acquisition of Equinox and the sale of a 20% joint venture interest in the Grouse Creek gold project, see "Recent Developments."

                                  THE OFFERING

Common Stock Offered Hereby...............  6,500,000 shares

Common Stock Outstanding:
     Before the Offering (1)..............  40,561,053 shares

     After the Offering...................  47,061,053 shares

Use of Proceeds...........................  To provide funds to redeem the Company's LYONs on or about June 14, 1994, and for other general
                                            corporate purposes including the further
                                            exploration and development of the Company's
                                            mining properties. See "Use of Proceeds" and
                                            "Management's Discussion and Analysis of
                                            Financial Condition and Results of Operations
                                            -- Financial Condition and Liquidity."

NYSE Symbol...............................  HL

- ---------------
(1) As of April 8, 1994; includes approximately 5.9 million shares of Common Stock issued in connection with the Company's Equinox acquisition completed on March 11, 1994 (see "Recent Developments -- Equinox Acquisition"); excludes (a) 287,055 shares of Common Stock issuable upon exercise of outstanding stock options (at an average exercise price of $10.63 per share); (b) 851,798 shares of Common Stock issuable upon exercise of outstanding warrants (at an average exercise price of $13.44 per share), including 379,506 shares of Common Stock issuable upon exercise of outstanding warrants with exercise prices less than the current market price (see "Description of Capital Stock -- Warrants to Purchase Common Stock"); and (c) 7,395,498 shares of Common Stock issuable upon conversion of the Company's Series B Cumulative Convertible Preferred Stock (at a conversion price of $15.55 per share).

                           INVESTMENT CONSIDERATIONS

     For information concerning certain factors that should be considered by prospective investors, see "Investment Considerations."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The consolidated financial data shown below as of December 31, 1993, and each of the years in the five-year period ended December 31, 1993 (other than the data under the caption "Segment Data") have been derived from, and should be read in conjunction with, the Company's consolidated financial statements which have been audited by Coopers & Lybrand. See "Index to Financial Statements." This data does not reflect the acquisition and consolidation of Equinox, which was completed on March 11, 1994, and which will be accounted for as a pooling of interests. See "Supplemental Consolidated Financial Statements." For historical financial information with respect to Equinox, reference is made to Equinox's historical financial statements incorporated herein by reference. See "Information Incorporated by Reference."

                                                            YEAR ENDED DECEMBER 31,
                                              ----------------------------------------------------
                                                1989       1990       1991       1992       1993
                                              --------   --------   --------   --------   --------
                                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Sales of products...........................  $118,931   $152,106   $117,568   $100,651   $ 81,847
Gross profit................................    11,105     20,857     11,554      3,870        446
Provision for closed operations and
  environmental matters(1)..................      (706)    (2,970)    (3,638)   (12,670)    (2,307)
Reduction in carrying value of mining
  properties(2).............................    (3,308)        --         --    (27,928)      (200)
Loss from operations........................   (13,438)    (1,258)   (14,061)   (55,043)   (14,044)
Other gain (loss) on investments(3).........    (8,808)        78        212     (2,176)      (144)
Net income (loss)...........................   (20,449)     6,711    (15,430)   (49,289)   (11,735)
Preferred stock dividends...................        --         --         --         --     (4,070)
Net income (loss) applicable to common
  shareholders..............................   (20,449)     6,711    (15,430)   (49,289)   (15,805)
Net income (loss) per common share..........     (0.68)      0.22      (0.51)     (1.60)     (0.48)
Weighted average number of common shares
  outstanding...............................    30,049     30,053     30,094     30,866     32,915
OTHER FINANCIAL DATA:
Depreciation, depletion and amortization....  $ 22,582   $ 25,502   $ 21,853   $ 14,312   $ 10,961
Capital expenditures........................    45,732     33,718     18,885     23,176     52,671
Exploration expense.........................    10,297      8,430      5,693      7,659      4,353
SEGMENT DATA:
Sales of products
  Gold operations...........................  $ 48,194   $ 75,398   $ 51,772   $ 31,733   $ 21,375
  Silver operations.........................    37,381     40,954     25,272     25,687     13,476
  Industrial minerals operations............    33,356     34,971     40,524     43,231     44,953
  Specialty metals operations...............        --        783         --         --      2,043
                                              --------   --------   --------   --------   --------
          Total.............................  $118,931   $152,106   $117,568   $100,651   $ 81,847
                                              --------   --------   --------   --------   --------
                                              --------   --------   --------   --------   --------
Gross profit (loss)
  Gold operations...........................  $ 20,822   $ 27,913   $ 12,824   $  6,812   $  5,241
  Silver operations.........................   (13,360)    (5,225)    (7,485)    (7,954)    (9,329)
  Industrial minerals operations............     3,643      2,203      6,215      5,012      5,038
  Specialty metals operations...............        --     (4,034)        --         --       (504)
                                              --------   --------   --------   --------   --------
          Total.............................  $ 11,105   $ 20,857   $ 11,554   $  3,870   $    446
                                              --------   --------   --------   --------   --------
                                              --------   --------   --------   --------   --------

                                                                     DECEMBER 31, 1993
                                                      -----------------------------------------------
                                                       ACTUAL        SUPPLEMENTAL(4)   AS ADJUSTED(5)
                                                      --------       --------------   ---------------
                                                                     (IN THOUSANDS)

BALANCE SHEET DATA:
Working capital.....................................  $ 77,621        $  81,223           $101,791
Total assets........................................   332,878          346,153            366,721
Long-term debt obligations..........................    49,489           50,009              1,576
Shareholders' equity................................   240,063          244,672            313,673

                  NOTES TO SUMMARY CONSOLIDATED FINANCIAL DATA

(1) The provision for closed operations and environmental matters for all periods presented represents costs incurred in connection with the care and maintenance of closed properties as well as costs related to environmental and reclamation expenses. As further discussed in Note 8 of Notes to Consolidated Financial Statements, the Company expensed $2.8 million, $8.6 million and $0.8 million in 1991, 1992 and 1993, respectively, principally in connection with the clean-up of the Bunker Hill Superfund Site in northern Idaho. In addition, the Company expensed $2.7 million in 1990, principally in connection with such clean-up.

(2) Based on its periodic reviews of the status of various mining properties, the Company determined in 1989, and again in 1992, that certain adjustments were appropriate to properly reflect the estimated net realizable values of several of its properties. These adjustments consisted primarily of write-downs of various properties, plants and equipment totaling approximately $3.3 million and $27.9 million in 1989 and 1992, respectively. The write-down in 1989 related to the Company's interests in the Durita and Escalante properties. As further discussed in Note 5 of Notes to Consolidated Financial Statements, the adjustment in 1992 related to the $13.5 million write-down of the Company's interest in the Apex facility, which was designed to process germanium and gallium, and write-downs of approximately $9.0 million related to the Consolidated Silver and Hog Heaven silver properties, located in northern Idaho and northwest Montana, respectively. The Lisbon Valley project in Utah, a joint venture which was fully developed for uranium and vanadium production, was also written down by approximately $3.5 million due to continued depressed uranium prices. Other gold and silver properties written down in the 1992 adjustment included the Creede and Hardscrabble properties totaling $1.5 million and $0.4 million, respectively, both located in Colorado.

(3) During 1989, the Company sold 952,900 shares of Sunshine Mining Company ("Sunshine") common stock for $3.6 million, realizing a loss of $4.8 million. In connection with the Company's decision to liquidate its holdings in Sunshine common stock, the Company transferred the remaining investment to a current asset classification and recognized an additional loss of $4.2 million for the difference between the market value of the securities and the remaining book value recorded on the Company's balance sheet. During 1992, the Company wrote down its common stock investment in Granduc Mines Limited to current estimated market value. The resulting $2.1 million write-down was recorded to reflect the decline in market value of the common stock investment due to continued depressed metals prices. In January 1994, the Company sold its entire interest in Granduc Mines Limited for net proceeds of approximately $2.8 million. See "Recent Developments -- Granduc Mines."

(4) Illustrates supplemental adjustments to give effect to the Equinox acquisition on a pooling of interests basis as of December 31, 1993. See "Condensed Supplemental Consolidated Financial Information."

(5) After giving effect to the Offering and the use of the net proceeds therefrom. See "Use of Proceeds." Assuming all of the outstanding LYONs at December 31, 1993 are redeemed by the Company through the use of a portion of the proceeds from the sale of the Shares offered hereby, using the market price of the Common Stock on April 15, 1994, and assuming the redemption occurred on January 1, 1993, pro forma 1993 net loss of the Company would decrease by approximately $775,000 due to interest savings, net of amounts capitalized, and pro forma net loss per common share would decrease by $0.08 per share to $0.40 per share, after giving effect to the additional shares of Common Stock that would be outstanding.

       SUMMARY CONDENSED SUPPLEMENTAL CONSOLIDATED FINANCIAL INFORMATION

     The following table sets forth certain condensed supplemental consolidated financial information of the Company and Equinox to illustrate the effects of their combination accounted for as a pooling-of-interests. Accordingly, the financial information of the Company and Equinox (as adjusted) has been combined on a pooling-of-interests basis, as described elsewhere herein, for all periods presented. This supplemental information should be read in conjunction with the historical financial statements and selected financial data of the Company and Equinox, including the notes thereto, which are included elsewhere, or incorporated by reference, herein, and in conjunction with the Supplemental Consolidated Financial Statements, including the notes thereto, included elsewhere herein. The supplemental consolidated financial information does not purport to represent what the combined financial information actually would have been had the combination occurred at the beginning of the periods presented or to project the combined financial position or results of operations of the combined companies for any future date or period.

                                                                  YEAR ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1991         1992         1993
                                                             --------     --------     --------
                                                              (IN THOUSANDS, EXCEPT PER SHARE
                                                                          AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Sales of products..........................................  $117,568     $101,621     $ 92,888
Gross profit (loss)........................................    11,554        3,033         (779)
Net loss applicable to common shareholders.................   (15,521)     (55,276)     (21,852)
Net loss per common share..................................     (0.46)       (1.59)       (0.57)
Cash dividends per common share............................        --           --           --
Weighted average number of common shares outstanding.......    33,579       34,778       38,010

                                                                        DECEMBER 31,
                                                             ----------------------------------
                                                               1991         1992         1993
                                                             --------     --------     --------
                                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital............................................  $ 36,281     $ 21,264     $ 81,223
Total assets...............................................   276,856      236,130      346,153
Long-term debt obligations.................................    80,322       71,219       50,009
Shareholders' equity.......................................   158,095      117,438      244,672

                                RESERVE DATA(1)

                            HECLA'S
                             SHARE                        ORE GRADE                        CONTAINED OUNCES
                               OF       ---------------------------------------------   ----------------------
                            RESERVES      GOLD       SILVER       LEAD        ZINC
                             (TONS)     (OZ./TON)   (OZ./TON)   (PERCENT)   (PERCENT)     GOLD        SILVER
                           ----------   ---------   ---------   ---------   ---------   ---------   ----------
PRODUCING PROPERTIES(2)
La Choya.................   6,138,000     0.037          --          --          --       225,500           --
American Girl(3).........   1,814,200     0.078          --          --          --       141,837       --
Republic.................     103,533     0.430        2.69          --          --        44,373      278,183
Lucky Friday.............     414,315        --       14.40       14.30        3.00            --    5,976,380
Greens Creek(4)..........   1,911,000     0.140       16.00        4.70       14.40       267,540   30,576,000
                                                                                        ---------   ----------
          Subtotal...................................................................     679,250   36,830,563
                                                                                        ---------   ----------
DEVELOPMENT PROJECTS
Grouse Creek(5)..........  12,104,000     0.055        1.07          --          --       671,200   12,972,800
Rosebud(6)...............   1,984,000     0.258        1.81          --          --       512,000    3,591,000
                                                                                        ---------   ----------
          Subtotal...................................................................   1,183,200   16,563,800
                                                                                        ---------   ----------
          Total......................................................................   1,862,450   53,394,363
                                                                                        ---------   ----------
                                                                                        ---------   ----------

- ---------------
(1) The reserve data is presented as of December 31, 1993 and includes reserves as of such date for properties acquired in the Equinox acquisition completed on March 11, 1994. The Company's estimates of proven and probable reserves for the properties it operates are based upon a gold price of $375 per ounce, a silver price of $4.50 per ounce, a zinc price of $0.44 per pound and a lead price of $0.23 per pound. For more detailed information concerning the Company's reserves and the ownership, operation and development of the Company's properties, see "Business." Estimates of proven and probable reserves at the Greens Creek mine were prepared by the mine manager and are based upon a gold price of $350 per ounce, a silver price of $4.75 per ounce, a zinc price of $0.57 per pound and a lead price of $0.28 per pound. Estimates of proven and probable reserves at the American Girl gold mine (including the Oro Cruz gold project) were prepared by the mine manager and are based upon a gold price of $380 per ounce.

(2) The reserves at Cactus were mined out in February 1992, operations at Yellow Pine were completed in August 1992 and the Company's interest in Galena was sold in June 1992. Therefore, Cactus, Yellow Pine and Galena are not shown as producing properties. See "-- Company Production Data."

(3) The American Girl mine was acquired in the Equinox acquisition in March 1994. Includes reserve information from the Oro Cruz project. See
    "Business -- Metals Segment -- Producing Properties -- American Girl Mine/Oro Cruz Gold Project." The American Girl mine and the Oro Cruz project are presented on a 47% basis pursuant to joint venture arrangements in effect as of January 1, 1994.

(4) The Company's interest in the Greens Creek mine is 29.7%. In April 1993, operations at Greens Creek were suspended by the mine manager due to the depressed market prices for the various metals produced at the mine. See "Business -- Suspended Operations -- Greens Creek Mine."

(5) Presented on an 80% basis pursuant to the Company's joint venture agreements with Great Lakes. See "Recent Developments -- Sale of Grouse Creek Joint Venture Interest."

(6) The Rosebud gold project was acquired in the Equinox acquisition in March 1994.

                             COMPANY PRODUCTION DATA(1)

                                                         YEAR ENDED DECEMBER 31,
                                    -----------------------------------------------------------------
                                      1989          1990          1991          1992          1993
                                    ---------     ---------     ---------     ---------     ---------
GOLD (ounces)
     Republic.....................     74,335        81,397        77,736        58,343        49,601
     Cactus(2)....................     44,567        45,005        40,434        27,212         7,316
     Yellow Pine(3)...............         --        57,747        17,542         2,013            --
     Other Gold Production........      8,292        12,129        11,516        10,086         3,798
                                    ---------     ---------     ---------     ---------     ---------
          Total Gold Produced.....    127,194       196,278       147,228        97,654        60,715
                                    ---------     ---------     ---------     ---------     ---------
                                    ---------     ---------     ---------     ---------     ---------
Weighted Average Cash Production
     Cost per ounce(4)............       $179          $180          $191          $188          $212
Weighted Average Full Production
     Cost per ounce(4)............       $223          $253          $279          $258          $268
SILVER (ounces)
     Lucky Friday.................  1,904,038     1,894,944     1,850,531     2,031,779     2,122,738
     Greens Creek(5)..............  1,446,365     2,144,389     2,178,141     1,959,368       551,107
     Galena(6)....................    770,136       768,716       815,763       323,786            --
     Escalante(7).................  1,626,965       784,919            --            --            --
     Other Silver Production......    611,337       617,263       482,417       415,915       300,853
                                    ---------     ---------     ---------     ---------     ---------
          Total Silver Produced...  6,358,841     6,210,231     5,326,852     4,730,848     2,974,698
                                    ---------     ---------     ---------     ---------     ---------
                                    ---------     ---------     ---------     ---------     ---------
Weighted Average Cash Production
     Cost per ounce(4)............      $4.29         $3.71         $4.50         $4.51         $5.45
Weighted Average Full Production
     Cost per ounce(4)............      $7.55         $5.45         $5.67         $5.89         $6.85
OTHER (tons)
Total Lead Produced...............     18,779        22,199        23,957        25,986        21,093
Total Zinc Produced...............      8,812        13,697        15,070        15,598         7,838
Total Industrial Minerals
  Shipped.........................    709,895       711,295       823,214       879,034       887,676

- ---------------
(1) The table presents for each period indicated: (a) the Company's annual production for the primary metal produced at each of the Company's then-operating mines; (b) the weighted average annual cash and full production costs per ounce, for the primary metals produced, which costs have been reduced by credits from the sale of by-product metals; and (c) the annual production tonnage of lead, zinc and total industrial minerals.

(2) The mining operations at Cactus were completed in February 1992. Minimal gold recovery from the heap is expected in 1994, after which time recovery operations are expected to be completed.

(3) Mining operations at Yellow Pine were suspended during 1989 and completed in 1992.

(4) Weighted average cash production costs per ounce include all direct and indirect cash operating costs incurred at each operating mine, net of revenues earned from the production of by-product metals, divided by the total ounces of primary metal produced. Weighted average full production costs per ounce include all cash production costs, plus depreciation, depletion and amortization relating to each operating mine, divided by total ounces of the primary metal produced.

(5) The Company's current interest in the Greens Creek joint venture is 29.7% and prior to that was approximately 28%. In April 1993, operations at Greens Creek were suspended by the mine manager due to the depressed market prices for the various metals produced at the mine. See "Business -- Suspended Operations -- Greens Creek Mine."

(6) In June 1992, the Company sold its 25% interest in the Galena silver mine.

(7) Commercial production at Escalante was completed in August 1990.

                          COMBINED PRODUCTION DATA(1)

                                                                       YEAR ENDED DECEMBER 31,
                                                                      -------------------------
                                                                         1992           1993
                                                                      ----------      ---------
GOLD (ounces)
     Hecla..........................................................      97,654         60,715
     Equinox........................................................       3,738         36,335
                                                                      ----------      ---------
          Combined Total Gold Produced..............................     101,392         97,050
                                                                      ----------      ---------
                                                                      ----------      ---------
SILVER (ounces)
     Hecla..........................................................   4,730,848      2,974,698
     Equinox........................................................       7,777         20,568
                                                                      ----------      ---------
          Combined Total Silver Produced............................   4,738,625      2,995,266
                                                                      ----------      ---------
                                                                      ----------      ---------
LEAD (tons)
     Hecla..........................................................      25,986         21,093
     Equinox........................................................         956            216
                                                                      ----------      ---------
          Combined Total Lead Produced..............................      26,942         21,309
                                                                      ----------      ---------
                                                                      ----------      ---------
ZINC (tons)
     Hecla..........................................................      15,598          7,838
     Equinox........................................................       4,292            474
                                                                      ----------      ---------
          Combined Total Zinc Produced..............................      19,890          8,312
                                                                      ----------      ---------
                                                                      ----------      ---------

- ---------------
(1) The table presents the annual attributable production of gold, silver, lead and zinc for the years indicated for each of the Company and Equinox and the combined companies. The acquisition of Equinox was completed on March 11, 1994 and will be accounted for as a pooling-of-interests.

                           INVESTMENT CONSIDERATIONS

     In addition to the other information set forth in the Prospectus, prospective investors should carefully consider the following factors prior to making any investment in the Shares.

RECENT LOSSES

     The Company has experienced losses from operations for each of the last five years. For the year ended December 31, 1993, the Company reported a net loss of approximately $11.7 million (before preferred dividends of $4.1 million) or $0.36 per common share compared to a net loss of $49.3 million or $1.60 per common share for 1992. The 1993 net loss resulted primarily from decreases in the Company's gold and silver production and the continued depressed average prices of lead and zinc. The 1992 net loss includes an $11.8 million environmental accrual, approximately $30.0 million for the write-down of the Company's investments in various properties and assets and a charge of $1.6 million, or $0.05 a share, and a benefit of $1.5 million, or $0.05 a share, to reflect accounting principle changes for certain postretirement employee benefits and income taxes, respectively. If the current market prices of gold, silver and lead do not increase, combined with the Company's preferred dividend payment requirements, the Company expects to continue to experience net losses applicable to common shareholders during the next three years.

DECLINE IN PRODUCTION

     The Company's future gold production will be dependent upon the Company's success in developing new reserves, including the continued development of the Grouse Creek project as well as exploration efforts at the Republic and La Choya gold mines and the Rosebud gold project. See "-- Project Development" and "-- Exploration." The Company mined out its reserves at its Cactus and Yellow Pine mines in 1992, and currently estimates that the gold reserves at the Republic mine will be depleted in 1995. As a result, the Company's gold production declined to approximately 61,000 ounces in 1993 from approximately 98,000 ounces in 1992 and approximately 147,000 ounces in 1991.

     The Company's total silver production declined to approximately 3.0 million ounces in 1993, compared to 4.7 million ounces in 1992, principally as a result of the suspension of mining operations at the Greens Creek mine (in which the Company owns a 29.7% interest) due to depressed metals prices. If metals prices decline, the Company could determine that it is not economically feasible to continue development of a project or continue commercial production at some of its properties. See "-- Metal Price Volatility" and "Metals Prices."

PROJECT DEVELOPMENT

     Currently, the Company's largest development property is the Grouse Creek gold project which the Company anticipates will be placed into production during the fourth quarter of 1994. The Company owns an 80% joint venture interest in the Grouse Creek project. The Company currently estimates that its share of future capital expenditures for the Grouse Creek gold project will total approximately $50.0 million in 1994 and $3.4 million in 1995 assuming its joint venture partner is able to make all of its required payments. See "-- Joint Venture Arrangements" and "Recent Developments -- Sale of Grouse Creek Joint Venture Interest."

     The Company's estimated capital expenditures for the Grouse Creek gold project are based upon currently available data and could increase or decrease depending upon a number of factors beyond the Company's control. In addition, the Company will not be able to commence production until virtually all of the capital expenditures have been incurred. Thus, if capital expenditures are higher than currently estimated, the Company may not be able to begin mining operations until such time as additional financing is arranged, and there can be no assurance that additional financing will be available.

     Particularly in development projects, reserve estimates are, to a large extent, based upon data from drill holes and different results may be encountered when the ore bodies are exposed and mining begins. Although the Company has engaged in feasibility and engineering activities at Grouse Creek, Rosebud and its other development projects, including testing to determine recovery rates of metals from the ore, since development projects usually have no prior operating history it is possible that the Company may experience different economic returns from such projects than it currently forecasts. It is not unusual in new mining operations to experience unexpected problems during the development phase. As described under "-- Mining Risks and Insurance," the business of mining is subject to a number of risks and hazards, and there can be no assurance that these risks and hazards can be avoided in the development of these projects.

EXPLORATION

     Mineral exploration, particularly for gold and silver, is highly speculative in nature, involves many risks and frequently is nonproductive. There can be no assurance that the Company's mineral exploration efforts will be successful. Once mineralization is discovered, it may take a number of years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish ore reserves through drilling to determine metallurgical processes to extract the metals from the ore, and, in the case of new properties, to construct mining and processing facilities. As a result of these uncertainties, no assurance can be given that the Company's exploration programs will result in the expansion or replacement of existing reserves which are being depleted by current production.

METAL PRICE VOLATILITY

     Because a significant portion of the Company's revenues are derived from the sale of gold, silver, lead and zinc, the Company's earnings are directly related to the prices of these metals. Gold, silver, lead and zinc prices fluctuate widely and are affected by numerous factors beyond the Company's control, including expectations for inflation, speculative activities, the relative exchange rate of the U.S. dollar, global and regional demand and production, political and economic conditions and production costs in major producing regions. The aggregate effect of these factors, all of which are beyond the Company's control, is impossible for the Company to predict. If the market price for these metals falls below the Company's full production costs and remains at such level for any sustained period, the Company will experience additional losses and may determine to discontinue the development of a project or mining at one or more of its properties. As described above under "-- Recent Losses," the Company has experienced losses from operations in each of the last five years due, in part, to depressed metals prices. While the Company has periodically used limited hedging techniques to reduce a portion of the Company's exposure to the volatility of gold, silver and zinc prices, there can be no assurance that it will be able to do so as effectively in the future. For a history of recent gold, silver, lead and zinc prices, see "Metals Prices."

COMPETITION FOR PROPERTIES

     Because mines have limited lives based on proven ore reserves, the Company is continually seeking to replace and expand its reserves. The Company encounters strong competition from other mining companies in connection with the acquisition of properties producing or capable of producing gold, silver, lead, zinc and industrial minerals. As a result of this competition, some of which is with companies with greater financial resources than the Company, the Company may be unable to acquire attractive mining properties on terms it considers acceptable. In addition, there are a number of uncertainties inherent in any program relating to the location of economic ore reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Accordingly, there can be no assurance that the Company's programs will yield new reserves to replace and expand current reserves.

RESERVES

     The ore reserve figures presented or incorporated by reference in this Prospectus are, in large part, estimates made by the Company's technical personnel, and no assurance can be given that the indicated level of recovery of these metals will be realized. Reserves estimated for properties that have not yet commenced production may require revision based on actual production experience. Market price fluctuations of the

Company's metals, as well as increased production costs or reduced recovery rates, may render ore reserves containing relatively lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves. Moreover, short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades, may adversely affect the Company's profitability in any particular accounting period.

     The metal prices used to determine mineral reserves at a particular mine are typically set by the company managing the mine. These metal prices may vary depending on each company's assessment of metal prices over the near term and other factors that such company believes relevant. Hecla sets metal prices for its mineral reserve calculations which approximate current market prices but these metals prices may vary from current market prices based on a number of factors likely to influence metal prices over the near term. The Company's estimates of proven and probable reserves at December 31, 1993 for the properties it operates are based on a gold price of $375 per ounce, a silver price of $4.50 per ounce, a zinc price of $0.44 per pound and a lead price of $0.23 per pound. Proven and probable reserves at the American Girl mine at December 31, 1993, which are calculated by the mine manager, are based upon a gold price of $380 per ounce. Proven and probable reserves at December 31, 1993 at the Greens Creek mine, which are calculated by the mine manager, are based upon a gold price of $350 per ounce, a silver price of $4.75 per ounce, a zinc price of $0.57 per pound, and a lead price of $0.28 per pound, which prices are set by the manager.

JOINT VENTURE ARRANGEMENTS

     The Grouse Creek gold project, the Greens Creek mine, the American Girl gold mine (including the Oro Cruz gold project) and certain of the Company's other mining properties are operated through joint ventures. The Company owns an undivided interest in the assets of the ventures and, pursuant to its joint venture agreements, is severally liable for its share of the liabilities of the ventures. Under the joint venture agreements, the joint venture participants are entitled to indemnification from the other joint venture participants and are liable only for the liabilities of the joint ventures in proportion to their interest therein. If the joint venture participant fails to honor its obligation (including as a result of insolvency), the Company could incur losses in excess of its pro rata share of the joint venture. In the event any joint venture participant defaults in its obligations under the terms of a joint venture agreement, each agreement provides certain rights and remedies to the remaining joint venture participants. These include the right to force a dilution of the percentage interest of the defaulting participant and the right to utilize the proceeds from the sale of the defaulting parties' share of products from the joint venture properties or sale of the joint venture interest in order to exercise a set-off and thereby satisfy the obligations of the defaulting participant. Based on the information available to the Company with respect to each of its joint venture participants, the Company has no reason to believe that any of its joint venture participants in the above-described projects will be unable to meet its financial obligations under the terms of the respective joint venture agreements.

     The Company's estimates of its development costs and capital expenditures assume that its joint venture participants will not default in their obligations to contribute their respective portions of such costs and expenditures. If there is such a default, there can be no assurance that the Company will have the resources available to contribute additional capital to these projects. Accordingly, there can be no assurance that the Company's cash flow from operations and its capital resources will be sufficient to achieve planned levels of expenditures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition and Liquidity."

     With respect to the Grouse Creek gold project, the Company's joint venture participant is Great Lakes Minerals Inc. of Toronto ("Great Lakes") and the Company acts as the project manager and will become the mine manager once operations commence. Generally, the manager for a particular project controls day-to-day operating decisions and most other major decisions for the project. At the Greens Creek mine, one of the Company's joint venture participants, Kennecott Greens Creek Mining Company ("Kennecott"), acts as the mine manager, see "Business -- Metals Segments -- Suspended Operations" and at the American Girl gold mine, the Company's joint venture participant, MK Gold Company ("MK Gold"), acts as the mine manager. See "Business -- Metals Segment -- Producing Properties -- American Girl Gold Mine/Oro Cruz Gold

Project." Disagreement with a joint venture participant as to the major decisions affecting a project's operations may have an adverse impact on the project.

GOVERNMENT REGULATION, ENVIRONMENTAL MATTERS AND LEGAL PROCEEDINGS

     The Company's activities are subject to extensive federal, state, local and foreign laws and regulations controlling not only the mining of and exploration for mineral properties, but also the possible effects of such activities upon the environment. Permits from a variety of regulatory authorities are required for many aspects of mine operation and reclamation. Future legislation and regulations could cause additional expense, capital expenditures, restrictions and delays in the development of the Company's properties, the extent of which cannot be predicted. In the context of environmental permitting, including the approval of reclamation plans, the Company must comply with known standards, existing laws and regulations which may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. While it is possible that the costs and delays associated with the compliance with such laws, regulations and permits could become such that the Company would not proceed with the development or operation of a mine, the Company is not aware of any material environmental constraint affecting its existing mines or development properties that would preclude the economic development or operation of any specific mine or property. Further, the Company is not aware of any current environmental law or regulation that would reasonably be expected to have a material adverse effect on the Company's business or financial condition.


     As further described in Note 8 of Notes to Consolidated Financial Statements, the Company has been notified by the United States Environmental Protection Agency ("EPA") that it has been designated by the EPA as a potentially responsible party with respect to several Superfund sites. At December 31, 1993, the Company's allowance for Superfund site remedial action costs was approximately $10.7 million, which the Company believes is adequate based on current estimates of aggregate costs. In addition, as further described in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition and Liquidity" and Note 8 of Notes to Consolidated Financial Statements, the Company is also a defendant in two actions alleging that the Company is liable for approximately $25 million of compensatory damages in the aggregate, and the jury trial for one of these actions, for which punitive damages are also claimed, is expected to commence in May 1994. Although the ultimate disposition of these matters and various other pending legal actions and claims is not presently determinable, it is the opinion of the Company's management, based upon the information available at this time, that the outcome of these suits and proceedings will not have a material adverse effect on the results of operations and financial condition of the Company and its subsidiaries.


     For a discussion of the Company's remediation activities and pending environmental claims, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition and Liquidity" and
Note 8 to the Company's Consolidated Financial Statements included elsewhere herein (see "Index to Financial Statements").

PENDING LEGISLATION

     In 1992, the U.S. Congress considered a number of proposed amendments to the General Mining Law of 1872, as amended (the "General Mining Law"), which governs mining claims and related activities on federal lands. A holding fee of $100 per claim was imposed upon unpatented mining claims located on federal lands. In addition, a variety of legislation is now pending before the U.S. Congress to further amend the General Mining Law. The pending legislation would, among other things, impose royalties and new reclamation, environmental controls and restoration requirements. Each of the current legislative proposals would impose some form of royalty payable to the U.S. Government on the value of minerals extracted from certain federal lands. The extent of any such changes is not presently known and the potential impact on the Company as a result of congressional action is difficult to predict. Although a majority of the Company's existing mining operations occur on private or patented property, the proposed changes to the General Mining Law could adversely affect the Company's ability to economically develop mineral resources on federal lands. Approximately 43% of the proven and probable gold reserves and approximately 20% of the proven and probable silver reserves located at the Grouse Creek project are located on fully patented mining claims. The balance of such proven and probable reserves are located within mineral claims for which the Company has applied for patents and has received a first half of Mineral Entry Final Certificate. Upon the determination of the mineral character of these claims by a Federal Mine Examiner, the Company believes patents will be issued to the Company covering these claims. Although there can be no assurance as to the ultimate impact of legislative action on these claims or the Company's ability to patent these claims under the existing General Mining Law, the Company believes that the pending legislation to amend the General Mining Law will not adversely affect the right of the Company to receive patents for the Grouse Creek unpatented mining claims. The proven and probable reserves at the Oro Cruz and Rosebud properties are located on claims that are unpatented.

TITLE TO PROPERTIES

     The validity of unpatented mining claims, which constitute a significant portion of the Company's undeveloped property holdings in the United States, is often uncertain and may be contested. Although the Company has attempted to acquire satisfactory title to its undeveloped properties, the Company, in accordance with mining industry practice, does not generally obtain title opinions until a decision is made to develop a property, with the attendant risk that some titles, particularly titles to undeveloped properties, may be defective.

MINING RISKS AND INSURANCE

     The business of mining is generally subject to a number of risks and hazards, including environmental hazards, industrial accidents, labor disputes, encountering unusual or unexpected geologic formations, cave-ins, flooding and periodic interruptions due to inclement or hazardous weather conditions. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability. Although the Company maintains insurance within ranges of coverage consistent with industry practice, no assurance can be given that such insurance will be available at economically feasible premiums. Insurance against environmental risks (including potential for pollution or other hazards as a result of disposal waste products occurring from exploration and production) is not generally available to the Company or to other companies within the industry. To the extent the Company is subject to environmental liabilities, the payment of such liabilities would reduce the funds available to the Company. Should the Company be unable to fund fully the cost of remedying an environmental problem, the Company might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy.

SMELTING CAPACITY

     The Company sells substantially all of its metallic concentrates to smelters which are subject to extensive regulations including environmental protection laws. The Company has no control over the smelters' operations or their compliance with environmental laws and regulations. If the smelting capacity available to the Company was significantly further reduced because of environmental requirements or otherwise, it is possible that the Company's operations could be adversely affected.

FOREIGN OPERATIONS

     The Company's La Choya gold mine is located in Sonora, Mexico. The Company also has development projects and mining investments in Mexico, Canada and Bolivia. Such projects and investments could be adversely affected by exchange controls, currency fluctuations, taxation and laws or policies of the United States affecting foreign trade, investment and taxation, which, in turn, could affect the Company's current or future foreign operations.

COMMON STOCK ISSUANCES RELATED TO LYONS

     The Company currently has outstanding $109,950,000 aggregate principal amount at maturity of LYONs. See "Description of LYONs." The LYONs are convertible at a rate of 20.824 shares of Common

Stock per $1,000 principal amount of LYONs. In addition, on June 14, 1994, pursuant to the terms of the indenture governing the LYONs, holders of LYONs may require the Company to purchase LYONs held by them (the "Put Feature") at a purchase price of $456.39 per $1,000 principal amount of LYONs (equal to the issue price plus accrued original issue discount to such date). The purchase price may be paid, at the option of the Company, in cash, in shares of Common Stock valued at the market price of the Common Stock or in the Company's Subordinated Extension Notes due 2004. Because of the Company's need to utilize cash for planned capital expenditures, it is probable that, absent consummation of the Offering, it will pay for any LYONs delivered to it pursuant to the Put Feature by issuing Common Stock. The Company is unable to predict how many LYONs it may be required to purchase pursuant to the Put Feature. If the Company were required to purchase all of the LYONs on June 14, 1994 pursuant to the Put Feature, assuming a market price of the Common Stock of $11 3/8 (the closing price on the New York Stock Exchange on April 15, 1994), the Company would issue approximately 4.4 million shares of Common Stock, representing approximately 9.8% of the Company's Common Stock outstanding after such issuance. The Company cannot predict what effect the Put Feature will have on the market price of the Common Stock. For a description of the Put Feature, see "Description of LYONs." For a discussion of other alternatives being considered with respect to the LYONs, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition and Liquidity."

                                 METALS PRICES

     The following table sets forth the average closing prices of the following metals for 1980, 1985, and each year thereafter and the present year through March 31, 1994.

                                 1980     1985     1986     1987     1988     1989     1990     1991     1992     1993     1994
                                -------  -------  -------  -------  -------  -------  -------  -------  -------  -------  -------
Gold(1)
  (per oz.).................... $612.56  $317.26  $367.51  $446.47  $437.05  $381.43  $383.46  $362.18  $343.73  $359.77  $384.30
Silver(2)
  (per oz.)....................   20.63     6.14     5.47     7.01     6.53     5.50     4.82     4.04     3.94     4.30     5.29
Lead(3)
  (per lb.)....................    0.41     0.18     0.18     0.27     0.30     0.30     0.37     0.25     0.25     0.18     0.22
Zinc(4)
  (per lb.)....................    0.34     0.36     0.34     0.36     0.56     0.78     0.69     0.51     0.56     0.44     0.44

- ---------------
(1) London Final.
(2) Handy & Harman.
(3) London Metals Exchange -- Cash.
(4) London Metals Exchange -- Special High Grade -- Cash.


     On April 29, 1994, the closing prices of these metals were: gold -- $376.45 per oz.; silver -- $5.27 per oz.; lead -- $0.21 per lb.; and zinc -- $0.42 per lb.

                                  THE COMPANY

     The Company, originally incorporated in 1891, is principally engaged in the exploration, development, mining and processing of precious and non-ferrous metals, including gold, silver, lead and zinc, and certain industrial minerals. At December 31, 1993, the Company had approximately 1.9 million and 53.4 million ounces of proven and probable gold and silver reserves, respectively (including approximately 654,000 and 3.6 million ounces, respectively, as a result of the Company's acquisition on March 11, 1994 of Equinox, a gold exploration and development company headquartered in Vancouver, British Columbia).

     The Company's principal metals properties include the La Choya gold mine, located in Sonora, Mexico, which began operations in January 1994; the Lucky Friday silver and lead mine, located near Mullan, Idaho, which is a significant primary producer of silver in North America; the American Girl gold mine and the Oro Cruz gold project, both located in Imperial County, California, which were acquired in March 1994 as part of the Equinox acquisition; the Republic gold mine, located in the state of Washington; the Grouse Creek gold project, located near Challis, Idaho, which is intended to be operational in the fourth quarter of 1994; the Rosebud gold project, located in Pershing County, Nevada, which was acquired in March 1994 as part of the Equinox acquisition; and the Greens Creek mine, located near Juneau, Alaska, a polymetallic mine placed on standby in 1993, in which Hecla owns a 29.7% interest.

     During the next several years, the Company intends to concentrate its exploration efforts at or in the vicinity of its existing and proposed mining properties, including Grouse Creek, La Choya, Republic, Greens Creek, Rosebud, American Girl and Lucky Friday. The Company and its joint venture partners own or control significant land positions surrounding these existing and proposed mining operations. In addition, the Company will continue to evaluate acquisition and exploration opportunities, primarily in North America.

     The Company's industrial minerals businesses consist of Kentucky-Tennessee Clay Company (ball clay and kaolin divisions), K-T Feldspar Corporation, Mountain West Bark Products, Inc. (bark and scoria) ("Mountain West Products") and Colorado Aggregate Company of New Mexico. Hecla's industrial minerals segment is a leading producer of three of the four basic ingredients required to manufacture ceramic and porcelain products, including sanitaryware, pottery, dinnerware, electric insulators and ceramic tile. At current production rates, the Company has over 20 years of proven and probable reserves of ball clay, kaolin and feldspar.

     The Company's principal executive offices are located at 6500 Mineral Drive, Coeur d'Alene, Idaho 83814-8788, telephone (208) 769-4100.

                              RECENT DEVELOPMENTS


RECENT RESULTS



     On April 29, 1994, the Company reported its financial results for the first quarter of 1994, when the Company had a net loss of $5.7 million on revenue of $27.7 million. After giving effect to the preferred dividend, the Company's loss applicable to common shareholders was $7.7 million or $0.19 per common share. For the first quarter of 1993, the net loss was $5.5 million, or $0.15 per common share. First quarter 1994 results were adversely affected by approximately $2.2 million in non-recurring costs related to the acquisition of Equinox and initial start-up costs for the La Choya mine totaling $1.7 million.


EQUINOX ACQUISITION

     On March 11, 1994, Hecla completed its acquisition of Equinox, an exploration, development and mining company headquartered in Vancouver, British Columbia, whose principal assets consist primarily of metals properties located in the United States. See "Prospectus Summary -- The Company." The transaction was treated as a pooling of interests for financial reporting and accounting purposes. The Company issued approximately 5.9 million shares of Common Stock for Equinox's outstanding common shares representing an exchange ratio of 0.3 share of Common Stock for each Equinox common share. In addition, 380,406 shares of Common Stock are issuable upon exercise of outstanding Equinox Warrants (as hereinafter defined) and

Equinox options. Following the acquisition, Equinox was liquidated so that all of its direct subsidiaries became direct subsidiaries of the Company. In connection with the acquisition, the Company also issued production notes related to production at the American Girl mine and Oro Cruz project, with an aggregate redemption price of Canadian $2,075,655 ("Hecla Production Notes"). The value of the transaction was approximately $76.3 million based upon the market value of the securities exchanged on March 11, 1994. The Company undertook the acquisition of Equinox in furtherance of its strategy of expanding gold production to 200,000 ounces per year. The acquisition of Equinox immediately added 30,000 ounces of annual gold production from its 47% interest in the American Girl mine, as well as adding 512,000 ounces of proven and probable gold reserves at its Rosebud gold project while having significant exploration and development potential. The Company believes that the American Girl mine will operate at a break-even level at current metals prices. In addition, the Company believes that development of the Rosebud project offers the Company the opportunity to have a profitable operation at current metals prices. Equinox also held a significant number of properties and mineral interests at various stages of exploration which fit the Company's exploration profile. In 1993, Equinox had an operating loss of $6.2 million (after adjustment for U.S. dollar conversion and presentation in accordance with U.S. generally accepted accounting principles and the Company's accounting policies.) See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Introduction." Equinox's most significant properties were its interests in the American Girl gold mine and the Rosebud gold project.


SALE OF GROUSE CREEK JOINT VENTURE INTEREST

     On February 8, 1994, the Company sold a 20% undivided interest in the Company's Grouse Creek gold project to Great Lakes for $13,280,857. Pursuant to the acquisition and joint venture agreements related to such sale, Great Lakes is required to fund its 20% pro rata portion of capital expenditures required to bring the Grouse Creek project to commercial production (including its portion of capital expenditures incurred to date). In addition, these agreements provide that Great Lakes has the option at any time prior to 12 months following the commencement of commercial production at the Grouse Creek project to purchase up to an additional 10% undivided interest in the project. Under its agreements with the Company, Great Lakes would pay the Company an amount estimated at approximately $277,000 for each additional 1% undivided interest in the Grouse Creek project, and would in addition fund its increased share of all capital expenditures.

     Great Lakes funded the purchase of its 20% interest in the Grouse Creek project from the sale in an underwritten public offering of 17,500,000 Great Lakes common shares at a price of Canadian $2.00 per common share for gross proceeds of Canadian $35,000,000. Great Lakes is required to fund its portion of the capital expenditure requirements for the Grouse Creek project with the net proceeds of such offering. Pursuant to its agreements with Great Lakes, the Company purchased 825,000 Great Lakes common shares at the offering price of Canadian $2.00 per common share, using $1,229,875 of the proceeds received by the Company for the purchase of Great Lakes' interest in the Grouse Creek project. In addition, as part of this transaction, Great Lakes issued to the Company a warrant entitling Hecla to acquire up to 500,000 additional Great Lakes common shares at Canadian $2.50 per share, subject to certain customary antidilution adjustments.

     The Company sold the interest in the Grouse Creek project to Great Lakes in order to reduce its capital costs associated with developing and completing the project while providing the Company with additional capital for other projects.

MOUNTAIN WEST PRODUCTS ACQUISITION

     On December 1, 1993, the Company's industrial minerals segment completed the acquisition of all the outstanding capital stock of Mountain West Products, a privately held company based in Rexburg, Idaho, which produces decorative bark, scoria, peat and soil additives sold into the landscape market primarily in the western United States. Mountain West Products had total assets of approximately $5 million as of November 30, 1993, just prior to the acquisition by the Company. Sales totaled approximately $7.6 million for 1992 and $9.3 million for the eleven months ended November 30, 1993. In accordance with the terms of the acquisition agreement dated October 26, 1993, Hecla issued 655,000 shares of Common Stock to the former shareholders of Mountain West Products in exchange for their interests. The acquisition was valued at approximately $6.3 million.

GRANDUC MINES

     On January 24, 1994, Hecla sold its entire interest in Granduc Mines Limited, a Vancouver, British Columbia based company, by selling a total of 2,815,300 Granduc Mines Limited shares to two Toronto based companies. As a result of this transaction, the Company realized net proceeds of approximately $2.8 million. The Company sold its interest in Granduc Mines Limited because the transaction provided the Company with additional capital for other projects.

                                USE OF PROCEEDS

     The aggregate net proceeds to the Company from the sale of the Shares
offered hereby are estimated to be approximately $     million (or approximately
$     million if the Underwriters' over-allotment option is exercised in full).
The net proceeds from the Offering will be used as follows: (i) approximately $50,180,000 to redeem on or about June 14, 1994, all $109,950,000 principal amount of LYONs currently outstanding at a redemption price of $456.39 per $1,000 principal amount (the LYONs have a yield to maturity of 8% per annum, based upon their original issue price) and (ii) for other general corporate purposes, including the additional exploration and development of reserves at the Rosebud project, Greens Creek mine, and the Gold Hunter property at the Lucky Friday mine. Pending their use for the purposes set forth above, the Company will invest the net proceeds or a part thereof in short-term, interest-bearing instruments or other investment grade securities.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock is listed on the New York Stock Exchange and is traded under the symbol "HL." The following table sets forth for the calendar periods indicated, the high and low sale prices per share of the Common Stock as reported on the New York Stock Exchange Composite Tape:


                                 CALENDAR YEAR                               HIGH     LOW
    -----------------------------------------------------------------------  ----     ---
    1991
      First Quarter........................................................  $ 10 1/4 $ 6 5/8
      Second Quarter.......................................................    12       8 5/8
      Third Quarter........................................................    12 5/8   9 1/2
      Fourth Quarter.......................................................    12 1/4   9 7/8
    1992
      First Quarter........................................................    12 1/4  10
      Second Quarter.......................................................    10 7/8   8 7/8
      Third Quarter........................................................    10 5/8   8 3/4
      Fourth Quarter.......................................................     9 1/8   7 1/4
    1993
      First Quarter........................................................    10 1/2   7 3/8
      Second Quarter.......................................................    14 1/2   9 7/8
      Third Quarter........................................................    15 1/4   9 1/8
      Fourth Quarter.......................................................    12 1/8   9 5/8
    1994
      First Quarter........................................................    15      11 5/8
      Second Quarter (through April 29, 1994)..............................    14 3/8  10 1/4

     On April 29, 1994 the last reported sale price of the Common Stock on the New York Stock Exchange was $11 3/8 per share.


     The Company last paid cash dividends on its Common Stock of $0.05 per share in the fourth quarter of 1990. A determination to pay future dividends on the Common Stock and the amount thereof will be made by the Company's Board of Directors and will depend on the Company's future earnings, capital requirements, financial condition and other relevant factors. The Company's ability to pay dividends is subject to certain restrictions contained in its $30 million long-term revolving credit facility. See "Description of Credit Facility."

                                 CAPITALIZATION

     The following table sets forth the actual capitalization of the Company and its subsidiaries as of December 31, 1993, on a supplemental basis reflecting the consummation of the Equinox acquisition on December 31, 1993 and as adjusted to reflect the effect of the sale of the Shares offered hereby (assuming no exercise of the Underwriters' over-allotment option) and the use of the net proceeds therefrom (see "Use of Proceeds"). The following information should be read in conjunction with the Consolidated Financial Statements and Supplemental Consolidated Financial Statements and related notes contained elsewhere or incorporated by reference herein. See "Index to Financial Statements."

                                                                     DECEMBER 31, 1993
                                                      -----------------------------------------------
                                                       ACTUAL      SUPPLEMENTAL(1)     AS ADJUSTED(2)
                                                      --------     ---------------     --------------
                                                                      (IN THOUSANDS)
SHORT-TERM DEBT:....................................  $  --           $ --                $  --
                                                      --------     ---------------     --------------
                                                      --------     ---------------     --------------
LONG-TERM DEBT:
  Liquid Yield Option Notes due 2004(3).............  $ 48,433        $  48,433           $  --
  Revolving Credit Facility(4)......................     --             --                   --
  Other.............................................     1,056(5)         1,576(6)           1,576
                                                      --------     ---------------     --------------
          Total long-term debt......................    49,489           50,009              1,576
                                                      --------     ---------------     --------------
SHAREHOLDERS' EQUITY:
  Preferred Stock, $0.25 par value, authorized
     5,000,000 shares; no shares of Series A
     Preferred Shares issued and outstanding, and
     2,300,000 shares of Convertible Preferred Stock
     ($50.00 liquidation preference per share)
     issued and outstanding.........................       575              575                575
  Common Stock, $0.25 par value, authorized
     100,000,000 shares; 34,644,734 shares
     outstanding(7)(8)..............................     8,661           10,080             11,705
  Capital surplus...................................   238,601          265,687            333,063
  Earnings (deficit) retained in the business.......    (6,878)         (30,774)           (30,774)
  Net unrealized loss on marketable equity
     securities.....................................        (8)              (8)                (8)
  Treasury stock reacquired at cost, 62,226
     shares.........................................      (888)            (888)              (888)
                                                      --------     ---------------     --------------
          Total shareholders' equity................   240,063          244,672            313,673
                                                      --------     ---------------     --------------
          Total capitalization......................  $289,552        $ 294,681           $315,249
                                                      --------     ---------------     --------------
                                                      --------     ---------------     --------------

- ---------------

(1) Gives effect to the Equinox acquisition on a pooling of interests basis as of December 31, 1993. See "Condensed Supplemental Consolidated Financial Information."

(2) Assumes an issue price of $11 3/8 per Share in the Offering.

(3) Assumes that $48,433,000 of the net proceeds of the Offering is used to redeem all of the outstanding LYONs, based upon the principal amount outstanding as of December 31, 1993. At June 14, 1994, $50,180,000 of the net proceeds will be required to redeem the LYONs at a redemption price of $456.39 per $1,000 principal amount. See "Description of LYONs."

(4) The Company's revolving credit facility allows the Company to borrow up to $30,000,000. The Company currently has no amounts outstanding under such facility. See "Description of Credit Facility."

(5) Other long-term debt includes $962,000 of non-interest bearing notes, representing the present value of payments owed to certain former shareholders of CoCa Mines, Inc. in connection with the development of the Grouse Creek project. The face amount of the obligation is approximately $1.0 million, which is payable in three equal annual installments beginning on the date the Grouse Creek project commences commercial production.

(6) Includes present value of Hecla Production Notes in the amount of $520,000; the Hecla Production Notes have an aggregate redemption price of Canadian $2,075,655. The Hecla Production Notes are payable from the net cash flows of the American Girl gold mine/Oro Cruz gold project.

(7) For purposes of the Supplemental calculations, 40,320,761 shares of Common Stock are considered outstanding and, for purposes of the "As Adjusted" calculations, 46,820,761 shares of Common Stock are considered outstanding, excluding in each case the issuance of 251,400 shares issued pursuant to the exercise of Equinox options subsequent to December 31, 1993.

(8) Excludes as of December 31, 1993 (i) 553,960 shares of Common Stock issuable upon exercise of outstanding Hecla and Equinox stock options (at an average exercise price of $7.51 per share); (ii) 887,423 shares of Common Stock issuable upon exercise of outstanding Hecla and Equinox warrants (at an average exercise price of $13.40 per share), including 427,990 shares of Common Stock issuable upon exercise of outstanding warrants with exercise prices less than the current market price (see "Description of Capital
    Stock -- Warrants to Purchase Common Stock"); and (iii) 7,395,498 shares of Common Stock issuable upon conversion of the Company's Series B Cumulative Convertible Preferred Stock (at a conversion price of $15.55 per share).

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data shown below as of and for the end of each of the years in the five-year period ended December 31, 1993 have been derived from, and should be read in conjunction with, the Company's consolidated financial statements which have been audited by Coopers & Lybrand. See "Index to Financial Statements." This data does not reflect the acquisition and consolidation of Equinox, which was completed on March 11, 1994, and will be accounted for as a pooling of interests. See "Supplemental Consolidated Financial Statements." For historical financial information with respect to Equinox, reference is made to Equinox's historical financial statements incorporated herein by reference. See "Information Incorporated by Reference."

                                                            YEAR ENDED DECEMBER 31,
                                              ----------------------------------------------------
                                                1989       1990       1991       1992       1993
                                              --------   --------   --------   --------   --------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Sales of products...........................  $118,931   $152,106   $117,568   $100,651   $ 81,847
Cost of sales and other direct production
  costs.....................................    85,780    106,349     84,853     83,288     71,109
Depreciation, depletion and amortization....    22,046     24,900     21,161     13,493     10,292
                                              --------   --------   --------   --------   --------
Gross profit................................    11,105     20,857     11,554      3,870        446
                                              --------   --------   --------   --------   --------
Other operating expenses:
  General and administrative................     9,252     10,113     14,054      8,520      6,961
  Exploration...............................    10,297      8,430      5,693      7,659      4,353
  Research..................................       444      --         1,538      1,317      --
  Depreciation and amortization.............  536.....        602        692        819        669
  Provision for closed operations and
     environmental matters(1)...............       706      2,970      3,638     12,670      2,307
  Reduction in carrying value of mining
     properties(2)..........................     3,308         --         --     27,928        200
                                              --------   --------   --------   --------   --------
Total other operating expenses..............    24,543     22,115     25,615     58,913     14,490
                                              --------   --------   --------   --------   --------
Loss from operations........................   (13,438)    (1,258)   (14,061)   (55,043)   (14,044)
                                              --------   --------   --------   --------   --------
Other income (expense):
  Interest and other income.................     3,285     10,563      2,219     12,428      2,965
  Other gain (loss) on investments(3).......    (8,808)        78        212     (2,176)      (147)
  Minority interest in net loss of
     consolidated subsidiary................        --         70        484         95         43
  Interest expense:
     Total interest cost....................    (5,637)    (6,073)    (6,985)    (6,905)    (5,023)
     Less amount capitalized................     1,040        591        145      2,070      3,533
                                              --------   --------   --------   --------   --------
Total other income (expense)................   (10,120)     5,229     (3,925)     5,512      1,371
                                              --------   --------   --------   --------   --------
Income (loss) before taxes and cumulative
  effect of changes in accounting
  principles................................   (23,558)     3,971    (17,986)   (49,531)   (12,673)
Income tax benefit..........................    (3,109)    (2,740)    (2,556)      (345)      (938)
Cumulative effect of changes in accounting
  principles(4).............................     --         --         --          (103)     --
                                              --------   --------   --------   --------   --------
Net income (loss)...........................   (20,449)     6,711    (15,430)   (49,289)   (11,735)
Preferred stock dividends...................     --         --         --         --        (4,070)
                                              --------   --------   --------   --------   --------
Net income (loss) applicable to common
  shareholders..............................  $(20,449)  $  6,711   $(15,430)  $(49,289)  $(15,805)
                                              --------   --------   --------   --------   --------
                                              --------   --------   --------   --------   --------
Net income (loss) per common share..........  $  (0.68)  $   0.22   $  (0.51)  $  (1.60)  $  (0.48)
                                              --------   --------   --------   --------   --------
                                              --------   --------   --------   --------   --------
Weighted average number of common shares
  outstanding...............................    30,049     30,053     30,094     30,866     32,915
                                              --------   --------   --------   --------   --------
                                              --------   --------   --------   --------   --------

                                                                  DECEMBER 31,
                                              ----------------------------------------------------
                                                1989       1990       1991       1992       1993
                                              --------   --------   --------   --------   --------
                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.............................  $ 34,834   $ 37,639   $ 34,317   $ 20,270   $ 77,621
Total assets................................   261,624    270,085    258,121    222,443    332,878
Long-term debt obligations..................    67,009     71,062     76,866     70,382     49,489
Shareholders' equity........................   157,536    163,654    149,717    113,719    240,063

                 NOTES TO SELECTED CONSOLIDATED FINANCIAL DATA

(1) The provision for closed operations and environmental matters for all periods presented represents costs incurred in connection with the care and maintenance of closed properties as well as costs related to environmental and reclamation expenses. As further discussed in Note 8 of Notes to Consolidated Financial Statements, the Company expensed $2.8 million, $8.6 million and $0.8 million in 1991, 1992 and 1993, respectively, principally in connection with the clean-up of the Bunker Hill Superfund Site in northern Idaho. In addition, the Company expensed $2.7 million in 1990, principally in connection with such clean-up.

(2) Based on its periodic reviews of the status of various mining properties, the Company determined in 1989, and again in 1992, that certain adjustments were appropriate to properly reflect the estimated net realizable values of several of its properties. These adjustments consisted primarily of write-downs of various properties, plants and equipment totaling approximately $3.3 million and $27.9 million in 1989 and 1992, respectively. The write-down in 1989 related to the Company's interests in the Durita and Escalante properties. As further discussed in Note 5 of Notes to Consolidated Financial Statements, the adjustment in 1992 related to the $13.5 million write-down of the Company's interest in the Apex facility, which was designed to process germanium and gallium, and write-downs of approximately $9.0 million related to the Consolidated Silver and Hog Heaven silver properties, located in northern Idaho and northwest Montana, respectively. The Lisbon Valley project in Utah, a joint venture which was fully developed for uranium and vanadium production, was also written down by approximately $3.5 million due to continued depressed uranium prices. Other gold and silver properties written down in the 1992 adjustment included the Creede and Hardscrabble properties totaling $1.5 million and $0.4 million, respectively, both located in Colorado.

(3) During 1989, the Company sold 952,900 shares of Sunshine common stock for $3.6 million, realizing a loss of $4.8 million. In connection with the Company's decision to liquidate its holdings in Sunshine common stock, the Company transferred the remaining investment to a current asset classification and recognized an additional loss of $4.2 million for the difference between the market value of the securities and the remaining book value on the Company's balance sheet. During 1992, the Company wrote down its common stock investment in Granduc Mines Limited to current estimated market value. The resulting $2.1 million write-down was recorded to reflect the decline in market value of the common stock investment due to continued depressed metals prices. In January 1994, the Company sold its entire interest in Granduc Mines Limited for net proceeds of approximately $2.8 million. See "Recent Developments -- Granduc Mines."

(4) Effective January 1, 1992, the Company prospectively adopted the provisions of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS No. 106") and Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). The cumulative effect of adopting SFAS No. 106 was to increase the 1992 net loss by approximately $1.6 million. The cumulative effect of adopting SFAS No. 109 was to decrease the 1992 net loss by approximately $1.5 million.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION


     The Company is primarily involved in the exploration, development, mining and processing of gold, silver, lead, zinc and industrial minerals. As such, the Company's revenues and profitability are strongly influenced by world prices of gold, silver, lead and zinc, which fluctuate widely and are affected by numerous factors beyond the Company's control, including inflation and worldwide forces of supply and demand. The aggregate effect of these factors is not possible to accurately predict. In the instances following the Company's description of changes that are attributable to more than one factor, the Company presents each attribute describing the change in descending order relative to the attribute's importance to the overall change.



     The Company recorded net losses applicable to common shareholders for each of the past three years ended December 31, 1993, primarily as a result of: (i) a reduction in carrying values of certain mining properties, losses on investments and provisions for closed operations and environmental matters totaling $2.7 million in 1993, $42.7 million in 1992 and $3.6 million in 1991; (ii) decreased gold production due to the depletion of oxide ore reserves at the Cactus and Yellow Pine mines and the decline in ore grade at the Republic mine; and (iii) depressed gold, silver, lead and zinc prices. If the current market prices of gold, silver and lead do not increase and as a result of the Company's preferred dividend payment requirements, the Company expects to continue to experience net losses applicable to common shareholders, even with the planned gold production from the commencement of commercial production at the Grouse Creek project in late 1994. However, the Company's operating cash flows are expected to increase subsequent to the commencement of commercial production at this project even if metals prices remain at current levels. See "Investment
Considerations -- Project Development." At present metal prices for 1994, the Company is anticipating a net loss applicable to common shareholders in the range of $2.9 million to $3.8 million after the expected dividends to preferred shareholders totaling approximately $8.0 million for the year ending December 31, 1994. Due to the volatility of metals prices and the significant impact metals price changes have on the Company's operations, there can be no assurance that the actual results of operations for the year ending December 31, 1994 will be within the anticipated range of projected net loss.


     The volatility of metals prices requires that the Company, in assessing the impact of prices on recoverability of its assets, exercise judgment as to whether price changes are temporary or are likely to persist. The Company performs a comprehensive evaluation of the recoverability of its assets on a periodic basis. The evaluation includes a review of future cash flows against the carrying value of the asset. Moreover, a review is made on a quarterly basis to assess the impact of significant changes in market conditions and other factors. Asset write downs may occur if the Company determines that the carrying values attributed to individual assets are not recoverable given reasonable expectations for future market conditions, although no such writedowns are currently contemplated except as described below under "-- Financial Condition and Liquidity."

     In 1994, the Company expects to produce approximately 117,000 ounces of gold, including 50,000 ounces from the La Choya mine, 38,000 ounces of gold from the Republic mine, 24,000 ounces from the American Girl mine and an additional 5,000 ounces of gold from other sources. Assuming the timely commencement of production at the Grouse Creek project in the fourth quarter of 1994, the Company's planned 1994 total gold production could increase by up to 53,000 ounces to 170,000 ounces, based upon its 80% interest in the project. The Company's expected gold production increase in 1994 assumes a full year of production at the La Choya project and the start-up of production at the Grouse Creek project in the fourth quarter of 1994, which offsets the decrease in gold production at the Republic mine. The Company's actual level of gold production for 1994 will depend, in significant part, upon the timely commencement of production at the Grouse Creek property. See "Business -- Development Projects."


     The Company's share of silver production for 1994 is expected to be 2.7 million ounces compared to actual 1993 silver production of 3.0 million ounces. The expected decrease in silver production is primarily due to the suspension of operations at the Greens Creek mine in April 1993.

     In 1993, the Company shipped 888,000 tons of industrial minerals, including ball clay, kaolin, feldspar and specialty aggregates. The Company's production of industrial minerals is expected to increase in 1994 to 945,000 tons, principally due to increased shipments of ball clay and kaolin. Additionally, the Company expects to ship 591,000 cubic yards of landscape material from its newly acquired subsidiary, Mountain West Products.


     In March 1994, the Company completed its acquisition of Equinox, which was treated as a pooling of interests for financial reporting and accounting purposes. See "Recent Developments -- Equinox Acquisition." In 1993, Equinox's operating loss was $6.2 million, compared to an operating loss of $5.9 million in 1992 (in each case after adjustment for U.S. dollar conversion and presentation in accordance with U.S. generally accepted accounting principles and the Company's accounting policies). The increase in Equinox's operating loss in 1993 was due to several factors, primarily an increase in the gross loss as a result of a full year of operations at the American Girl mine, the interest in which was acquired by Equinox in December 1992. The Company believes that, as a result of the approximately $2.4 million write-down recognized as of December 31, 1993, the American Girl mine will operate at a break-even level at current metals prices. In addition, the Company believes that development of the Rosebud project offers the Company the opportunity to have a profitable operation at current metals prices.


     This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the historical Consolidated Financial Statements of the Company appearing elsewhere herein and the historical Consolidated Financial Statements of Equinox incorporated by reference herein. See "Index to Financial Statements," "Available Information" and "Information Incorporated by Reference."

RESULTS OF OPERATIONS

     1993 VS. 1992

     A net loss of approximately $11.7 million, or $0.36 per common share, was incurred in 1993 compared to a net loss of $49.3 million, or $1.60 per common share, in 1992. After $4.1 million in dividends to preferred shareholders of the Company's Series B Cumulative Convertible Preferred Stock (the "Series B Preferred Stock"), the Company's net loss applicable to common shareholders for 1993 was $15.8 million, or $0.48 per common share. The 1993 loss was due to a variety of factors, the most significant of which are discussed below.


     Sales of products decreased by $18.8 million, or 19%, in 1993 as compared to 1992, principally the result of (i) decreased gold production, the impact of which totals approximately $10.9 million, due to the winding down of operations at the Cactus mine, lower-grade ore being mined and processed at the Republic mine, and the completion of operations at the Yellow Pine mine during the third quarter of 1992; (ii) decreased silver, lead, and zinc production, the impact of which totals approximately $9.4 million, due to suspension of operations at the Greens Creek mine in April 1993, and the sale of the Company's 25% interest in the Galena mine in May 1992; (iii) decreases in the average prices of lead and zinc in 1993 compared to 1992, the impact of which totals approximately $1.7 million; (iv) decreased production of lead at the Lucky Friday mine resulting from lower lead contained in the ore processed, the impact of which totals approximately $0.8 million; and (v) decreased sales of ball clay from Kentucky-Tennessee Clay Company; all of which were partially offset by (a) increased revenue from the Company's Apex facility totaling $1.8 million; (b) increased sales of feldspar totaling 1.3 million from K-T Feldspar Corporation, clay slurry products from the recently completed slurry plant in Monterrey, Mexico, landscape products from the newly acquired Mountain West Products, and aggregate products from Colorado Aggregate Company; and (c) increases in the average prices of gold and silver in 1993 compared to 1992.



     Cost of sales and other direct production costs decreased by $12.2 million, or 15%, in 1993 as compared to 1992, primarily a result of (i) decreased operating costs totaling approximately $9.0 million at the Greens Creek mine due to suspension of operations in April 1993; (ii) decreased operating costs totaling approximately $6.0 million at the Cactus mine due to the completion of mining operations in February 1992; (iii) decreased operating costs totaling approximately $1.6 million resulting from the sale of the Company's

25% interest in the Galena mine in May 1992; (iv) decreased operating costs totaling approximately $1.2 million at the Yellow Pine mine resulting from the completion of operations during the third quarter of 1992; and (v) decreased production costs totaling approximately $0.4 million at the Republic mine; all of which were partially offset by (a) increased operating costs during 1993 totaling approximately $0.3 million at the Apex facility, K-T Feldspar Corporation, Kentucky-Tennessee Clay Company's ball clay division, and Colorado Aggregate Company; and (b) operating costs in 1993 totaling approximately $4.5 million associated with the newly acquired Mountain West Products.



     Cost of sales and other direct production costs as a percentage of sales from products increased from 83% in 1992 to 87% in 1993, primarily due to (i) decreases in the gold grade at the Republic mine which decreased to .48 ounces per ton of ore mined in 1993 from .60 ounces per ton of ore mined in 1992; (ii) declining lead and zinc prices which averaged $0.18 and $0.44 in 1993 compared to $0.25 and $.56 in 1992, respectively; and (iii) the care and maintenance costs associated with the Greens Creek mine which were recognized in 1993 due to the suspension of operations in April 1993. Management does not believe that the Company's cost of sales and other direct production costs are materially different from industry norms.



     Cash and full production cost per gold ounce increased from $188 and $258 in 1992 to $212 and $268 in 1993, respectively. The increases are due principally to lower grade ore being processed at the Republic mine resulting in fewer gold ounces produced. The increase in full cost per gold ounce was partially offset by decreasing depreciation charges due to the completion of mining operations at the Cactus mine where depreciable assets were being depreciated primarily on a unit-of-production basis.



     Cash and full production cost per silver ounce increased from $4.51 and $5.89 in 1992 to $5.45 and $6.85 in 1993, respectively, due primarily to lower average prices in 1993 for lead and zinc. Lead and zinc are by-products, the revenues from which are netted against production costs in the calculation of production cost per ounce. Management does not believe that the Company's cost of sales and other direct production costs are materially different from industry norms.


     Depreciation, depletion and amortization expense decreased by approximately $3.2 million, or 24%, in 1993 as compared to 1992, primarily as a result of (i) the suspension of operations at the Greens Creek mine in April 1993, as well as the completion of mining operations at the Cactus mine in February 1992 and the Yellow Pine mine during the third quarter of 1992, where depreciable assets were depreciated primarily on a unit-of-production basis; and (ii) significant assets at Kentucky-Tennessee Clay Company's ball clay division reaching the end of their depreciable lives. Both were partially offset by increased depreciation expense due to increased ore tons mined during 1993 at the Lucky Friday and Republic mines where significant depreciable assets are depreciated on a unit-of-production basis.

     Other operating expenses decreased by $44.4 million, or 75%, in 1993 as compared to 1992, primarily the result of (i) the 1992 reduction in carrying value of mining properties totaling $27.9 million, nonrecurring in 1993, including (a) a $13.5 million write-down to reflect the estimated net realizable value of the Company's interest in the Apex facility; (b) a $9.0 million write-down of the Consolidated Silver property in northern Idaho and the Hog Heaven property in northwest Montana due to depressed silver prices; (c) a $3.5 million write-down to reflect the estimated net realizable value in the Company's interest in the Lisbon Valley project in Utah; and (d) a $1.9 million write-down of the Creede and Hardscrabble gold and silver properties located in Colorado due to depressed previous metals prices; (ii) the 1992 provision for closed operations and environmental matters totaling $12.7 million, nonrecurring in 1993, which consisted principally of an $8.5 million increase in the allowance for the Bunker Hill Superfund Site remediation costs and additional idle property reclamation and closure costs accruals of $3.3 million as further described in Note 8 of Notes to Consolidated Financial Statements; (iii) decreased domestic exploration expenditures mainly at the Republic mine in 1993;
(iv) foreign exploration expenditures in Chile during 1992, nonrecurring in 1993; (v) reduced general and administrative costs in 1993 principally due to staff reductions and other cost-cutting measures at corporate headquarters; and
(vi) research expenditures incurred at the Apex facility during 1992, nonrecurring in 1993.

     Other income (expense) netted to income of approximately $1.4 million in 1993 compared to income of $5.5 million in 1992. The decrease is primarily due to (i) the sale of surface and timber rights on various nonoperating Company-owned properties in 1992 resulting in a gain of approximately $9.0 million, nonrecurring in 1993; and (ii) the sale of the Company's 25% interest in the Galena mine and adjacent properties in May 1992 resulting in a gain of approximately $1.2 million, nonrecurring in 1993. Both of these items were partially offset by (a) decreased interest expense in 1993 resulting from (I) the April 29, 1993 issuance of 2.2 million shares of Common Stock for 60,400 of its outstanding LYONs as described in Note 7 of Notes to Consolidated Financial Statements, and (II) increased capitalized interest related to the Grouse Creek and La Choya projects; and (b) the $2.1 million write-down in 1992 of the Company's common stock investment in Granduc Mines Limited to reflect the apparent other-than-temporary decline in market value of the investment, nonrecurring in 1993; and (c) increased interest income earned in 1993 on the investment of the proceeds from the Company's public offering of
2.3 million shares of Series B Preferred Stock as described in Note 10 of Notes to Consolidated Financial Statements.

     Income taxes reflect a benefit of $0.9 million in 1993 compared to a $0.3 million benefit in 1992. The benefit in both periods reflects the carryback of 1993 and 1992 net operating losses to reduce income taxes previously provided.

     1992 VS. 1991

     The net loss for 1992 was $49.3 million, or $1.60 per common share, compared to net loss of $15.4 million, or $0.51 per common share, for 1991.

     Sales of products decreased by $16.9 million, or 14%, from 1991 to 1992, principally as a result of (i) decreased gold production at the Republic and Cactus mines due to lower-grade ore mined and processed, and the completion of operations at the Yellow Pine mine in August 1992; (ii) decreases in the average prices of gold, silver and lead in 1992 compared to 1991; (iii) decreased silver production resulting from the 1992 sale of the Company's 25% interest in the Galena mine; and (iv) decreased silver, zinc, lead and gold production at the Greens Creek mine due to lower-grade ore mined and processed; all of which were partially offset by (a) increased silver, lead and zinc production at the Lucky Friday mine; (b) increased sales of specialty aggregates from Colorado Aggregate Company during 1992; (c) increases in the average price of zinc; (d) increased sales of feldspar from K-T Feldspar Corporation during 1992; and (e) increased sales from the kaolin division of the Kentucky-Tennessee Clay Company during 1992.

     Cost of sales and other direct production costs decreased $1.6 million, or 2%, from 1991 to 1992 primarily due to (i) decreased operating costs resulting from the completion of operations at the Yellow Pine mine in August 1992; (ii) decreased operating costs at the Cactus mine due to the completion of mining operations in February 1992; (iii) decreased operating costs incurred resulting from the sale of the Company's 25% interest in the Galena mine; and (iv) decreased operating costs at the Republic and Lucky Friday mines; all of which were partially offset by (a) increased operating costs at the Greens Creek mine; and (b) increased operating costs at Colorado Aggregate Company, Kentucky-Tennessee Clay Company and K-T Feldspar Corporation.

     Costs of sales and other direct production costs as a percentage of sales from products increased to 83% in 1992 from 72% in 1991, primarily as a result of declining gold and silver prices which averaged $343.73 and $3.94 in 1992 compared to $362.18 and $4.04 in 1991, respectively.


     Cash and full production cost per gold ounce decreased from $191 and $279 in 1991 to $188 and $258 in 1992, respectively. The decrease in the full production cost per gold ounce is due principally to decreasing depreciation charges resulting from the completion of mining operations at the Cactus mine where depreciable assets were being depreciated primarily on a unit-of-production basis, partially offset by lower grade ore being processed at the Republic mine resulting in fewer gold ounces produced.



     Cash and full production cost per silver ounce increased from $4.50 and $5.67 in 1991 to $4.51 and $5.89 in 1992, respectively. The full production cost per silver ounce increase was due primarily to higher production costs and fewer silver ounces produced at the Greens Creek mine in 1992 as compared to 1991 as well as a lower average price in 1992 for lead. These were offset somewhat by a higher average price for zinc. Lead and zinc are by-products, the revenues from which are netted against production costs in the calculation of production cost per ounce.

     Depreciation, depletion and amortization decreased by approximately $7.7 million, or 36%, primarily as a result of the completion of mining operations at the Cactus mine in February 1992 where depreciation was based on ore tons mined; and to a lesser extent (i) the completion of operations at the Yellow Pine mine in August 1992; and (ii) the sale of the Company's 25% interest in the Galena mine; all of which were partially offset by increased ore tons mined at the Lucky Friday mine where significant depreciable assets are being depreciated based on ore tons mined.

     Other operating expenses increased by $33.3 million, or 130%, due principally to (i) the reduction in carrying value of mining properties totaling $27.9 million including (a) $13.5 million write-down to reflect the estimated net realizable value of the Company's interest in the Apex facility, a hydrometallurgical processing plant near St. George, Utah; (b) $9.0 million write-down of the Consolidated Silver property in northern Idaho and the Hog Heaven property in northwest Montana due to depressed silver prices; (c) $3.5 million write-down to reflect the estimated net realizable value of the Company's interest in the Lisbon Valley project in Utah, a joint venture project fully developed for uranium and vanadium production; and (d) $1.9 million write-down of the Creede and Hardscrabble gold and silver properties located in Colorado due to continued depressed precious metals prices; (ii) the provision for closed operations and environmental matters totaling $12.7 million which consisted principally of an $8.5 million 1992 increase in the allowance for the Bunker Hill Superfund Site remediation costs and additional idle property reclamation and closure costs accrual of $3.3 million as further described in
Note 8 of Notes to Consolidated Financial Statements; and (iii) increased exploration expenditures at the Republic and Lucky Friday mines during 1992; all of which were partially offset by decreased general and administrative costs principally due to (a) 1991 expenses incurred in connection with the June 26, 1991, merger of CoCa Mines, Inc. ("CoCa Mines"), nonrecurring in 1992; (b) decreased other general and administrative costs resulting from closing the CoCa Mines office; and (c) other general and administrative cost reduction efforts.

     Other income (expense) changed from expense of $3.9 million in 1991 to income of $5.5 million in 1992, primarily as a result of (i) the sale of surface and timber rights on various nonoperating Company-owned properties in 1992 resulting in a gain of approximately $9.0 million; (ii) the 1992 sale of the Company's 25% interest in the Galena mine and adjacent properties located in northern Idaho, resulting in a gain of approximately $1.2 million; (iii) the exchange of 1,120,125 shares of the Common Stock for 30,900 of the Company's outstanding LYONs resulting in a gain of approximately $0.5 million and a reduction of interest expense in 1992; and (iv) increased capitalized interest relating to the Grouse Creek and La Choya projects in 1992; all of which were partially offset by the $2.1 million write-down of the Company's common stock investment in Granduc Mines Limited to reflect the apparent other-than-temporary decline in the market value of the investment.

     Income taxes reflect a benefit of $0.3 million in 1992 compared to a $2.6 million benefit in 1991. The benefit in both periods reflects the carryback of 1992 and 1991 net operating losses to reduce income taxes previously provided.

     In 1992, the Company changed its method of accounting for income taxes and postretirement benefits other than pensions. The adoption of SFAS No. 109, "Accounting for Income Taxes", resulted in a $1.5 million benefit as of January 1, 1992. The effect of adopting SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," resulted in an additional expense of $1.6 million as of January 1, 1992. The net cumulative effect of both of these accounting changes was to increase the 1992 loss by $0.1 million.

FINANCIAL CONDITION AND LIQUIDITY

     A substantial portion of the Company's revenue is derived from the sale of products, the prices of which are affected by numerous factors beyond the Company's control. Prices may change dramatically in short periods of time and such prices have a significant effect on revenues, profits and liquidity of the Company. The Company is subject to many of the same inflationary pressures as the U.S. economy in general. To date, the Company has been successful in implementing cost-cutting measures which have reduced per unit production costs. Management believes, however, that the Company may not be able to continue to offset the impact of inflation over the long-term through cost reductions alone. However, the market prices for products produced by the Company have a much greater impact than inflation on the Company's revenues and profitability. Moreover, the discovery, development and acquisition of mineral properties are in many instances unpredictable events. Future metals prices, the success of exploration programs, changes in legal and regulatory requirements and other property transactions can have a significant impact on the need for capital. See "Investment Considerations."

     At December 31, 1993, assets totaled approximately $332.9 million and shareholders' equity totaled approximately $240.1 million. Cash and cash equivalents and short-term investments increased by $62.1 million to $65.4 million at December 31, 1993 from $3.3 million at the end of 1992. In 1993, the major sources of cash were the $110.3 million net proceeds received from the June 29, 1993, issuance of 2.3 million shares of Series B Preferred Stock as described further in Note 10 of Notes to Consolidated Financial Statements and approximately $8.6 million net cash from operating activities. The major uses of cash were for (i) the development costs incurred in connection with the Grouse Creek and La Choya projects (approximately $27.9 million and $12.2 million, respectively); (ii) expenditures at the clay slurry facility in Mexico (approximately $4.4 million); and (iii) preferred dividend payments ($4.1 million).

     The Company estimates that capital expenditures to be incurred in 1994 will be approximately $62.2 million, after giving effect to the sale of 20% of the Company's interest in the Grouse Creek project, which was completed in February 1994. These expenditures are expected to consist primarily of (i) the Company's share of further development expenditures at the Grouse Creek project totaling approximately $50.0 million; (ii) the Company's share of further development expenditures at the Greens Creek mine totaling approximately $3.4 million; and
(iii) development expenditures at the Rosebud and Oro Cruz projects totaling approximately $3.7 million and $1.3 million, respectively. The Company intends to finance these capital expenditures through a combination of: (i) existing cash, cash equivalents and short-term investments; (ii) the proceeds from the sale of a minority joint venture interest in the Grouse Creek project (see "Recent Developments -- Sale of Grouse Creek Joint Venture Interest"); (iii) cash flow from operating activities; and (iv) the net proceeds of the Offering following redemption of the LYONs (see "Use of Proceeds"). In addition, the Company may borrow additional funds under its revolving credit facility which, subject to certain conditions, provides for borrowings up to a maximum of $30.0 million. See "Description of Credit Facility." The Company's estimates of its capital expenditures assume with respect to the Grouse Creek, Greens Creek and Oro Cruz properties, that the Company's joint venture partners do not default with respect to their obligations to contribute their respective portions of development costs and capital expenditures. See "Investment
Considerations -- Joint Venture Arrangements."

     The Company's planned environmental and reclamation expenditures for 1994 are expected to be approximately $7.4 million, principally for environmental and reclamation activities at the Bunker Hill and California Gulch Superfund Sites, at the Yellow Pine, Escalante and Durita properties and at certain sites acquired in the Equinox acquisition.

     Exploration expenditures for 1994 are estimated to be approximately $6.2 million. The Company's exploration strategy is to focus further exploration at or in the vicinity of its currently owned properties. Accordingly, 1994 exploration expenditures will be incurred principally at the Republic, Grouse Creek and La Choya properties. As described under "Business -- Metals
Segment -- Producing Properties -- Republic," if no additional gold reserves are developed at the Republic mine, certain write-downs may be required.

     The Company has a secured reducing credit facility that provides for credit advances of up to $30.0 million. The availability of advances under this facility reduce beginning December 31, 1995 and is subject to certain other limitations, with the balance due at maturity on December 31, 1996. Borrowings under the facility are secured by the Company's accounts receivable, inventories, specified marketable securities and certain cash equivalents. See "Description of Credit Facility" for a description of the revolving credit facility, including the covenants therein and limitations on the payments of dividends. As of December 31, 1993, the Company had no outstanding borrowings under the revolving credit facility.

     The Company currently has outstanding $109,950,000 aggregate principal amount of LYONs which are currently convertible into 20.824 shares of the Common Stock per $1,000 principal amount of LYONs. See

"Description of LYONs." Pursuant to the terms of the indenture governing the LYONs, on June 14, 1994, holders of LYONs may, pursuant to the Put Feature, require the Company to purchase LYONs held by them at a purchase price of $456.39 per $1,000 principal amount of LYONs. The purchase price may be paid, at the option of the Company, in cash, in shares of Common Stock (valued at the market price of the Common Stock) or in the Company's Subordinated Extension Notes due 2004; but because of the Company's need to utilize cash for planned capital expenditures, it is probable that, absent consummation of the Offering, it will pay for any LYONs delivered to it pursuant to the Put Feature by issuing common stock. The Company is unable to predict how many LYONs it may be required to purchase pursuant to the Put Feature, and the Company cannot predict what effect the Put Feature will have on the market price of the Common Stock.

     The Company is currently considering several alternatives with respect to the Put Feature. Among the alternatives being examined by the Company is the Offering with a portion of the proceeds being used to pay cash to redeem the LYONs (and any remaining proceeds would be used for Company capital expenditures). Alternatively, the Company is also considering amending certain terms of the LYONs in order to make it less likely that the Put Feature will be exercised on June 14, 1994, including changing the conversion ratio to increase the number of shares of Common Stock that would be issuable for each LYON. If either of these alternatives is pursued, then additional shares of Common Stock could be issued, although the Company's intent with respect to these alternatives is to issue less shares of Common Stock (other than any securities sold to raise additional funds for capital expenditures) than would be the case if the Company was required to repurchase all of the outstanding LYONs pursuant to the Put Feature on June 14, 1994. If the Company takes no action with respect to the Put Feature and is required to purchase all of the outstanding LYONs on June 14, 1994, based upon current market prices ($11 3/8 on April 15, 1994), the Company would have to issue approximately 4.4 million shares of Common Stock. There can be no assurance that the Company will determine to pursue, or be successful in pursuing, any alternative (including and in addition to the alternatives discussed above) to reduce the likelihood that the Put Feature will result in the issuance of a significant amount of Common Stock.

     In December 1993, the Company acquired all of the issued and outstanding common stock of Mountain West Products through the issuance of 655,000 shares of Common Stock. Mountain West Products is engaged primarily in the acquisition, mining and processing of decorative bark, scoria and specialty aggregates. The transaction has been accounted for as a purchase. See "Recent
Developments -- Mountain West Products Acquisition" and Note 2 of Notes to Consolidated Financial Statements for additional information.

     In March 1994, the Company completed its acquisition of Equinox by issuing approximately 5.9 million shares of Common Stock, in addition to 380,406 shares currently issuable upon the exercise of Equinox Warrants and Equinox options. The Company also issued 1,383,770 Hecla Production Notes with a maximum redemption price of Canadian $1.50 per note. The transaction was treated as a pooling of interests for financial reporting and accounting purposes.

     As further described in Note 8 of Notes to Consolidated Financial Statements, the Company has been notified by the EPA that it has been designated by the EPA as a potentially responsible party with respect to several Superfund sites. At December 31, 1993, the Company's allowance for Superfund site remedial action costs was approximately $10.7 million, which the Company believes is adequate based on current estimates of aggregate costs.

     In addition, as described in Note 8 of Notes to Consolidated Financial Statements, the Company is a defendant in two other significant actions. The first action was filed on November 1990 by Star Phoenix Mining Company ("Star Phoenix") and certain principals of Star Phoenix asserting that the Company breached the terms of Star Phoenix's lease agreement for the Company's Star-Morning mine and that the Company interfered with certain contractual relationships of Star Phoenix relating to the Company's 1990 termination of such lease agreement. The plaintiffs in the Star Phoenix litigation have asserted that they have incurred damages amounting to millions of dollars as a result of the Company's actions. The litigation is currently scheduled for a jury trial commencing in May 1994. Although the verdict in the litigation is subject to the inherent uncertainties of a jury decision, it is the Company's belief that it has sufficient defenses to the plaintiffs' claims and that the Company will ultimately prevail in the litigation. The second action was filed by

Industrial Constructors Corp. ("ICC") in December 1993 alleging that the Company failed to comply with the terms of a contract between the Company and ICC related to the Company's Grouse Creek gold project. ICC is claiming damages in excess of $5 million including a $1 million retention held by the Company under the contract. The Company has answered the complaint denying ICC's allegations and has filed a counterclaim against ICC asserting damages in excess of $2 million.

     Although the ultimate disposition of these matters and various other pending legal actions and claims is not presently determinable, it is the opinion of the Company's management, based upon the information available at this time, that the outcome of these suits and proceedings will not have a material adverse effect on the results of operations and financial condition of the Company and its subsidiaries.

OTHER

     In November 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" ("SFAS No. 112"). This statement requires companies to recognize the obligation to provide postemployment benefits if the obligation is attributable to employees' services already rendered, employees' rights to those benefits have accumulated or vested, payment of the benefits is probable and the amount of the benefits can be reasonably estimated. The statement requires the Company to make the necessary changes in accounting for these postemployment benefits effective January 1, 1994. It is the opinion of the Company's management that the adoption of SFAS No. 112 will not have a material effect on the results of operations or financial condition of the Company and its subsidiaries.

                                    BUSINESS

     The Company, originally incorporated in 1891, is principally engaged in the exploration, development and mining of precious and non-ferrous metals, including gold, silver, lead and zinc, and certain industrial minerals. The Company owns or has interests in a number of precious and non-ferrous metal properties and five industrial minerals businesses. In 1993, the Company's attributable gold and silver production was approximately 61,000 ounces and 3.0 million ounces, respectively. The Company also shipped approximately 888,000 tons of industrial minerals products in 1993, including ball clay, kaolin, feldspar and specialty aggregates. At December 31, 1993, the Company had approximately 1.9 million and 53.4 million ounces of proven and probable gold and silver reserves, respectively (including approximately 654,000 and 3.6 million ounces, respectively, as a result of the Company's acquisition of Equinox).

     The Company's principal metals properties include the La Choya gold mine, located in Sonora, Mexico, which began operations in January 1994; the Lucky Friday silver and lead mine, located near Mullan, Idaho, which is a significant primary producer of silver in North America; the American Girl gold mine and the Oro Cruz gold project, both located in Imperial County, California, which were acquired in March 1994; the Republic gold mine, located in the state of Washington; the Grouse Creek gold project, located near Challis, Idaho, which is intended to be operational in the fourth quarter of 1994; the Rosebud gold project, located in Pershing County, Nevada, which was acquired in March 1994; and the Greens Creek mine, located near Juneau, Alaska, a polymetallic mine placed on standby in 1993, in which Hecla owns a 29.7% interest.

     As part of the Company's strategy to acquire and develop precious metals properties, primarily in North America, the Company acquired on March 11, 1994, Equinox, a gold exploration and development company headquartered in Vancouver, British Columbia. The Company's principal reason for the acquisition of Equinox was the opportunity to acquire the Rosebud gold project, located in Pershing County, Nevada, in which Equinox had a 100% interest, and the American Girl gold mine, in which Equinox had a 47% interest and which is operated by a joint venture partner. The Company believes that the Rosebud gold project, which had proven and probable gold reserves of 512,000 contained ounces as of December 31, 1993, has significant exploration and development potential. Equinox's share of gold production at the American Girl mine in 1993 was approximately 35,000 ounces.

     The Company expects its gold production to increase from approximately 61,000 ounces in 1993 to approximately 117,000 ounces in 1994, with approximately 43% of the 1994 gold production to come from the La Choya gold mine. Assuming the timely commencement of production at the Grouse Creek gold project in the fourth quarter of 1994, the Company's total 1994 gold production could increase by up to 53,000 ounces (representing its 80% share of the project) to a total of approximately 170,000 ounces. In addition, the Company intends to develop the Rosebud gold project upon satisfactory completion of a feasibility study which is currently expected to be finalized by late 1995. Development of Rosebud could begin shortly thereafter with production commencing in late 1996 at the earliest. The feasibility study will assess the potential to produce approximately 70,000 to 80,000 ounces of gold annually. See
"Business -- Development Projects." As a result of the development of the Grouse Creek project and the Equinox acquisition, the Company believes that its 1995 attributable gold production will exceed 200,000 ounces.

     Although depressed silver prices have impacted the Company's silver production in recent years, the Company believes that it is well positioned to respond to an increase in silver prices, by expanding production at its Lucky Friday mine by developing the Gold Hunter project and through the recommencement of operations at the Greens Creek mine. In 1993, drilling in the southwest area of the Greens Creek property encountered a significant additional mineralized zone containing higher than mine average gold and silver content. Although there can be no assurance that this additional material can be economically mined, drilling is continuing to define the nature and extent of the resource. A feasibility study currently is being undertaken in order to determine the advisability of placing the mine back into operation. If the decision is made to reopen the Greens Creek mine, production is expected to commence by 1997, and when combined with the potential for estimated increased silver production at the Lucky Friday mine, the Grouse Creek project and the Rosebud project, the Company's attributable share of annual silver production could exceed 8.0 million ounces in 1997, compared to approximately 3.0 million ounces in 1993.

     During the next several years, the Company intends to concentrate its exploration efforts at or in the vicinity of its existing and proposed mining properties, including Grouse Creek, La Choya, Republic, Greens Creek, Rosebud, American Girl and Lucky Friday. The Company and its joint venture partners own or control significant land positions surrounding these existing and proposed mining operations. In addition, the Company will continue to evaluate acquisition and exploration opportunities, primarily in North America.

     The Company's industrial minerals businesses consist of Kentucky-Tennessee Clay Company (ball clay and kaolin divisions), K-T Feldspar Corporation, Mountain West Products (bark and scoria) and Colorado Aggregate Company of New Mexico. Hecla's industrial minerals segment is a leading producer of three of the four basic ingredients required to manufacture ceramic and porcelain products, including sanitaryware, pottery, dinnerware, electric insulators and ceramic tile. At current production rates, the Company has over 20 years of proven and probable reserves of ball clay, kaolin and feldspar.

     In 1993, the Company's industrial minerals operations provided approximately $6.6 million of cash from operations which served to partially offset the impact of decreasing cash flow from the metals segment. Since 1988, the Company has significantly increased its shipments of industrial minerals, principally as a result of the acquisition of the kaolin operations of Cyprus Minerals Corporation in 1989 and of the feldspar assets now held by K-T Feldspar in 1990. In December 1993, the Company completed its acquisition of Mountain West Products, which produces timber bark, scoria, peat and soil additives sold in the landscape market. In 1994, the Company expects to ship approximately 945,000 tons of industrial minerals in addition to approximately 591,000 cubic yards of landscape material from Mountain West Products.

     Sales of the Company's metals products are made principally to domestic and foreign custom smelters and metal traders. The Company's industrial minerals are sold principally to domestic manufacturers and wholesalers. Sales to significant metals customers, as a percentage of total sales of metals products, were as follows:


                                                                                    1993
                                                                                    ----
    Custom Smelters
      Various Foreign Smelters....................................................  11.0%
      Asarco Incorporated, East Helena Smelter....................................  10.3%
      Cominco Metals Limited, Trail, British Columbia Smelter.....................   6.0%
                                                                                    ----
                                                                                    27.3%
                                                                                    ----
                                                                                    ----
    Custom Metal Traders
      The Mocatta Group...........................................................  17.1%
      Republic Mase...............................................................  16.8%
      Lehman Brothers, Inc........................................................  15.5%
      Merrill Lynch...............................................................  13.3%



                                                                                    1992
                                                                                    ----
    Custom Smelters
      Various Foreign Smelters....................................................  21.6%
      Asarco Incorporated, East Helena Smelter....................................  14.5%
      Cominco Metals Limited, Trail, British Columbia Smelter.....................   1.4%
                                                                                    ----
                                                                                    37.5%
                                                                                    ----
                                                                                    ----
    Custom Metal Traders
      Lehman Brothers, Inc........................................................  21.3%
      Merrill Lynch...............................................................  16.5%
      Canadian Imperial Bank of Commerce (CIBC)...................................  14.0%
      The Mocatta Group...........................................................   7.7%

                                                                                    1991
                                                                                    ----
    Custom Smelters
      Various Foreign Smelters....................................................  14.3%
      Asarco Incorporated, East Helena Smelter....................................  11.8%
      Cominco Metals Limited, Trail, British Columbia Smelter.....................   0.8%
                                                                                    ----
                                                                                    26.9%
                                                                                    ----
                                                                                    ----
    Custom Metal Traders
      Lehman Brothers, Inc........................................................  21.8%
      Prudential-Bache Metal Company Inc..........................................  15.2%
      Republic Mase...............................................................  11.8%
      Canadian Imperial Bank of Commerce (CIBC)...................................  13.7%



STRATEGY


     During much of its 103-year history, Hecla has been a leading U.S. primary producer of silver and lead and, more recently, a significant supplier of gold and industrial minerals. As part of the Company's strategy to expand its minerals resource base, Hecla has implemented acquisition, development and exploration programs designed to increase its production and reserves of precious metals, principally gold and silver, as well as to expand the Company's industrial minerals business. This strategy has resulted in several significant acquisitions, including the acquisition of the Grouse Creek gold property in connection with the 1991 acquisition of CoCa Mines, the 1992 acquisition of the La Choya gold project in Mexico and the 1994 acquisition of Equinox, including the American Girl gold mine and Rosebud gold project.

     The Company's strategy for the next year is to focus its resources and efforts on the continued development and construction of the Grouse Creek gold project and over the next two years to undertake feasibility studies on the Rosebud gold project. The Company is also evaluating the feasibility of expanding its annual silver production, primarily through its share of production at the Greens Creek mine, assuming that the decision is made to resume operations, and through successful development efforts at the Gold Hunter property which is adjacent to the Lucky Friday silver and lead mine, if such development decision is made. If the decision is made to reopen the Greens Creek mine by 1997, when combined with estimated silver production at the Grouse Creek, Lucky Friday and Rosebud properties, the Company's share of annual silver production could exceed 8.0 million ounces in 1997.

     During the next several years, the Company intends to concentrate its exploration efforts at or in the vicinity of its existing and proposed mining properties, including Grouse Creek, La Choya, Republic, Greens Creek, Rosebud, American Girl and Lucky Friday. The Company owns or controls significant land positions surrounding these existing and proposed mining operations. In addition, the Company will continue to evaluate acquisition and exploration opportunities, primarily in North America, which will complement its existing operations. To a lesser extent, the Company will also continue to search for opportunities to develop and produce precious metals at several exploration projects in the United States, Canada, Mexico and Bolivia.

     The references above and elsewhere in this Prospectus to the ranking of the Company's mines and business segments in their respective markets are based on publicly available information derived from annual reports, trade publications and other public sources that the Company believes are accurate.

METALS SEGMENT

     The Company's principal precious metals properties consist of six properties in the United States, one operation in Mexico and a number of other exploration properties in the United States. These properties include the La Choya, Republic and American Girl gold mines, the Greens Creek and Lucky Friday silver mines and the Grouse Creek and Rosebud gold projects.

     Gold is the Company's largest single source of sales and gross profit within the metals segment. The Company expects to produce approximately 117,000 ounces of gold in 1994, including 50,000 ounces from the La Choya gold mine, 38,000 ounces of gold from the Republic mine, 24,000 ounces from its share of the American Girl mine and an additional 5,000 ounces of gold from other sources. Assuming the timely commencement of construction at the Grouse Creek project in the fourth quarter of 1994, the Company's planned 1994 gold production could increase by up to 53,000 ounces (representing its 80% share of the project) to a total of 170,000 ounces.

     PRODUCING PROPERTIES

     La Choya Gold Mine. The La Choya gold mine, located 30 miles south of the U.S. border in the State of Sonora, Mexico and 100% owned by Hecla, is Hecla's first operation outside the U.S. and Canada. In May 1992, Hecla exercised its option to purchase the Mexican mineral concessions related to this property, which includes a land position of over 36,000 acres.

     The La Choya gold mine commenced operations in January 1994. The Company expects to produce approximately 50,000 ounces of gold in 1994 and approximately 63,000 ounces in each of 1995 and 1996 from the mine. Current proven and probable gold reserves at the La Choya gold mine are expected to be substantially depleted in 1996 or early 1997. The ore is mined at a stripping ratio of 2.48:1 utilizing a cut-off grade of 0.012 ounces of gold per ton, crushed to one inch in size, and then cyanide leached on a leach pad. The gold in the leach solution is processed in a carbon recovery plant to produce a gold and silver dore, which is transported to the U.S. for further refining to pure metals.

     The following table presents the proven and probable ore reserves for the years ended December 31, 1992 and 1993, respectively, at the La Choya gold mine.

                                                                                   GOLD
                                                                        ---------------------------
                                                   TOTAL RESERVES       AVERAGE GRADE     CONTAINED
              YEAR ENDED DECEMBER 31,                  (TONS)             (OZ./TON)        OUNCES
    -------------------------------------------    --------------       -------------     ---------
    1992.......................................       4,283,277             0.039          167,000
    1993.......................................       6,138,000             0.037          225,500

     Reserves represent diluted in place grades and do not reflect losses in the recovery process. The estimates of reserves at December 31, 1993 and 1992 are based on gold prices of $375 per ounce and $350 per ounce, respectively. The present cut-off grade for reserve calculations at the mine is 0.012 ounces of gold per ton.


     For the La Choya mine, the average life-of-mine cash cost per ounce of gold is estimated at approximately $210 to $220 per ounce, with an estimated average full cost of $310 to $320 per ounce of gold, although there can be no assurance that these costs will be achieved. Such projections do not give effect to any additional reserves which may be proven as a result of the Company's continuing exploration efforts at the La Choya mine. As of December 31, 1993, the Company has spent approximately $18.8 million (excluding capitalized interest) on the purchase and development of the La Choya gold mine. The Company uses a near-term estimate of metal prices for purposes of estimating ore reserves at each of the Company's properties. Near-term prices are used as they more closely reflect the current economic conditions at the measurement date. In contrast to near-term prices used for estimating ore reserves, the Company uses longer-term estimated metal prices to assess the future recoverability of mining assets because the Company believes that they better measure the estimated revenues and resultant cash flows over the estimated remaining life of the mine.


     An exploration drilling program is planned for 1994 to expand the gold reserves at the La Choya gold mine. The Company believes there is the potential to discover additional gold reserves within the mining concessions currently controlled by Hecla. The drilling program will continue with the objective of expanding the current project and extending the life of the mine.

     The carrying value of the La Choya mine was $19.8 million at December 31, 1993.

     At December 31, 1993, there were 87 employees at the La Choya gold mine. The National Union of Mine, Metallurgical and Related Workers of the Mexican Republic is the bargaining agent for the La Choya gold mine employees. The current labor agreement expires on September 7, 1994.

     American Girl Gold Mine/Oro Cruz Gold Project. The American Girl gold mine and the Oro Cruz gold project are located in Imperial County, California. Geology of the area is not complex and has been well studied. Mineralization is hosted along low angle brittle faults (detachment faults) with average dips of 15 to 20 degrees. Gold occurs in the native form, most often along fracture boundaries. The American Girl mine and the Oro Cruz project are located in an area that has experienced high levels of seismic activity.

     The Company acquired the American Girl mine and Oro Cruz project in March 1994 as part of the Equinox acquisition. The American Girl mine and the Oro Cruz project are each managed by MK Gold, the Company's joint venture partner. The Company has a 47% interest in the American Girl mine and the Oro Cruz project with MK Gold having the remaining 53% interest. MK Gold receives a monthly management fee of 2% of certain specified costs of the joint ventures. Certain matters regarding the joint ventures require the approval of management committees and each of the Company and MK Gold have two members on the committees. The carrying value of the American Girl mine and Oro Cruz project was $2.4 million at December 31, 1993.

     The property is held through a combination of patented and unpatented claims either owned outright or through leases. The American Girl mine contains several ore bodies from which ore has been and is currently being extracted. Mined ore is processed through heap leach and conventional mill facilities owned by the joint venture. The American Girl consists of two open pit heap leach operations, and an underground operation.

     The Company anticipates that sufficient ore reserves at the American Girl mine exist to enable surface mining to continue until late 1994 and underground mining to continue until mid-1995, following which mining is anticipated to start at the Oro Cruz project.

     The crushing plant is currently crushing approximately 70,000 tons per month of materials from open pit operations and 20,000 tons per month of materials from underground operations. The carbon absorption plant has been modified to increase plant capacity to budgeted production levels. The heap leach facilities are currently operating at a recovery rate of approximately 60%. The conventional leach plant (mill) designed with a 500 tons per day capacity is currently operating at a recovery rate of approximately 90% and an average throughput of 648 tons of ore per day.

     The following table presents selected operating data for Equinox's share of the American Girl mine for the periods indicated.

                                                                              YEAR ENDED
                                                                             DECEMBER 31,
                                                                          ------------------
                                                                          1992(1)     1993
                                                                          --------  --------
    Total tons processed................................................    47,685   433,504
    Average recovered grade:
      (oz. of gold per ton).............................................     0.045     0.082
    Ounces of gold produced.............................................     1,922    35,324
    Average cost per ounce of gold produced:
      Cash production cost..............................................      $348      $279
      Full production cost..............................................       406       380

- ---------------
(1) Equinox acquired the property in December 1992; represents production for the month ended December 31, 1992.

     The following table presents the Company's share of the proven and probable gold reserves for the years ended December 31, 1992 and 1993, respectively, at the American Girl gold mine/Oro Cruz gold project. (1992 is presented on a 50% basis for the American Girl Mine and a 44% basis for the Oro Cruz project; 1993 is presented on a 47% basis, reflecting the renegotiated joint venture arrangement effective as of January 1, 1994.)

                                                                                   GOLD
                                                                        ---------------------------
                                                   TOTAL RESERVES       AVERAGE GRADE     CONTAINED
              YEAR ENDED DECEMBER 31,                  (TONS)             (OZ./TON)        OUNCES
    -------------------------------------------    --------------       -------------     ---------
    1992.......................................       1,151,640             0.103          119,892
    1993.......................................       1,814,200             0.078          141,837

     Reserves were estimated by the mine manager using a gold price of $380 per ounce for both 1992 and 1993. The cut off grade for open pit reserves varies from 0.015 to 0.020 ounces of gold per ton depending upon the distance to the processing facility, among other factors. The cut off grade for the underground reserves is 0.125 ounces of gold per ton.


     For the American Girl mine/Oro Cruz gold project, the average life-of-mine cash cost per ounce of gold is estimated at approximately $292 per ounce with an estimated full cost of $365 per ounce of gold, although there can be no assurance that these costs can be achieved. The Company estimates life-of-mine cash and full production costs per ounce of gold estimated to be recovered and considers the estimated salvage value of surface plant, equipment and the value associated with property rights to assess the net recoverable value of the property and to assist in financial planning. Current projections do not give effect for any additional reserves which may be proven as a result of continuing exploration efforts at the American Girl/Oro Cruz project. The Company uses a near-term estimate of metal prices for purposes of estimating ore reserves at each of the Company's properties. Near-term prices are used as they more closely reflect the current economic conditions at the measurement date. In contrast to near-term prices used for estimating ore reserves, the Company uses longer-term estimated metal prices to assess the future recoverability of mining assets because the Company believes that they better measure the estimated revenues and resultant cash flows over the estimated remaining life of the mine.


     The Oro Cruz project covers approximately 3,500 acres and adjoins the existing American Girl mine operations. Reserves at the Oro Cruz project are estimated at 2,073,000 tons at 0.057 ounces per ton minable by open pit methods. Underground estimated reserves are 335,000 tons at a grade of 0.245 ounces per ton. The total indicated gold content is approximately 200,000 ounces, of which 88,000 ounces would be the Company's share.

     The properties are subject to an underlying net smelter return royalty ranging from 3.5% to 12.5%, depending upon gold price and the recovery of capital costs.

     In December 1991, the Oro Cruz joint venture was notified by permitting and regulatory agencies that an Environmental Impact Statement would be required before mining could take place on the Oro Cruz property. Environmental permitting began in January 1992. Operating permits are anticipated to be received in mid-1994. The Company intends to pay $1.3 million as its share of capital expenditures at the Oro Cruz property in 1994.

     Republic Gold Mine. The Republic gold mine, located in northeast Washington State and 100% owned by the Company, was the Company's principal gold-producing property in 1993. The grade of ore recovered during 1993 declined to an average of 0.48 ounces per ton as the higher grade portions of the Golden Promise area have been mined out. Consequently, Republic's gold production in 1993 declined to 49,600 ounces, compared with 58,300 ounces produced in 1992. At the same time, due to an ongoing emphasis on increasing operating efficiencies and lowering costs, the Republic mine lowered its average cash production cost per ton of ore mined during 1993 to approximately $98 per ton, compared to approximately $108 in 1992 and $123 per ton in 1991. The operating efficiencies were derived from increased mechanization of mining operations resulting in increased tons mined and processed. However, due to declining gold ore grade and decreasing by-product prices, average cash production costs per ounce of gold at the Republic mine increased to $207 in 1993 from $176 in 1992 and $143 in 1991, respectively.

     The Republic gold mine is an underground operation using both conventional and smaller-scaled mechanized underground mining methods. It produces gold-silver ore which is processed in a 325-ton-per-day flotation and cyanidation mill located on the property. Products from the mill include a gold-silver flotation concentrate and a gold-silver dore. Combined average recovery in 1993 of the two mill products was 91% for the gold and 80% for the silver contained in the ore. The Company's land position in the Republic area consists of approximately five square miles, where the Company is currently focusing significant exploration and development efforts in search of additional gold mineralization (see "-- Exploration Activities").

     The following table presents selected operating data for the Republic gold mine for the periods indicated.

                                                               YEAR ENDED DECEMBER 31,
                                                   -----------------------------------------------
                                                    1989      1990      1991      1992      1993
                                                   -------   -------   -------   -------   -------
Total tons mined.................................   82,961    92,843    96,562   102,631   110,846
Average recovered grade:
  (oz. of gold per ton)..........................     0.90      0.88      0.81      0.60      0.48
  (oz. of silver per ton)........................     3.60      3.50      3.20      3.60      3.10
Ounces of gold produced..........................   74,335    81,397    77,736    58,343    49,601
Ounces of silver produced........................  301,432   326,346   311,445   299,957   276,688
Average cost per ounce of gold produced:
  Cash production cost...........................     $121      $128      $143      $176      $207
  Full production cost...........................      130       143       176       220       262

     During 1990, Hecla drove an underground decline into the mine, which provides secondary access to the Golden Promise area and a base for further exploration. Exploration at Republic has been emphasized over the past three years in an effort to replenish the mine's gold reserves. No new proven or probable gold reserves were discovered in 1993, causing a decrease in known ore reserves from 140,263 contained ounces of gold at the beginning of 1993 to 44,373 contained ounces of gold at the beginning of 1994. The Company estimates that if additional gold reserves are not discovered at the Republic mine through Hecla's ongoing exploration program, gold reserves at the Republic mine will be substantially depleted in early 1995 and mining will cease. Should it be determined that no additional gold reserves can be economically developed at the Republic mine, the Company may be required to write down all or a part of its investment in the Republic mine, which at December 31, 1993 amounted to approximately $11.4 million.

     The following table presents the proven and probable ore reserves for the years ended December 31, 1990, 1991, 1992, and 1993, respectively, at the Republic gold mine.

                                                                GOLD                   SILVER
                                                        ---------------------   ---------------------
                                            TOTAL        AVERAGE                 AVERAGE
                                           RESERVES       GRADE     CONTAINED     GRADE     CONTAINED
           YEAR ENDED DECEMBER 31,          (TONS)      (OZ./TON)    OUNCES     (OZ./TON)    OUNCES
    -------------------------------------  --------     ---------   ---------   ---------   ---------
    1990.................................   437,580        0.65      284,427       3.5      1,531,530
    1991.................................   401,318        0.53      212,699       3.2      1,276,191
    1992.................................   269,736        0.52      140,263       3.2        865,853
    1993.................................   103,533        0.43       44,373       2.7        278,183

     Reserves represent diluted in place grades and do not reflect losses in the recovery process. The estimates of reserves at December 31, 1993, 1992, 1991 and 1990 are based on gold prices per ounce of $375, $350, $375 and $400, respectively, and silver prices per ounce of $4.50, $4.00, $4.50 and $5.00, respectively. The present cut-off grade for reserve calculations at the mine is
0.24 ounces of gold per ton.


     For the Republic mine, the average life-of-mine cash cost per ounce of gold is estimated at approximately $289 per ounce with an estimated full cost of $358 per ounce of gold, although there can be no assurance that these costs can be achieved. The Company estimates life-of-mine cash and full production costs per ounce of gold estimated to be recovered and considers the estimated salvage value of surface plant, equipment and the value associated with property rights to assess the net recoverable value of the property and to assist in financial planning. Current projections do not give effect to any additional reserves which may be proven as a result of continuing exploration efforts by the Company at the Republic mine or any write-offs that may be necessary to the Company's remaining investment in the Republic mine if future exploration efforts are ultimately unsuccessful and the Company discontinues operations at the mine. The Company uses a near-term estimate of metal prices for purposes of estimating ore reserves at each of the Company's properties. Near-term prices are used as they more closely reflect the current economic conditions at the measurement date. In contrast to near-term prices used for estimating ore reserves, the Company uses longer-term estimated metal prices to assess the future recoverability of mining assets because the Company believes that they better measure the estimated revenues and resultant cash flows over the estimated remaining life of the mine.


     In 1993, the Company adjusted ore reserves downward at the Republic mine by approximately 39,000 ounces of gold and 235,000 ounces of silver. Most of the adjustment became necessary when development encountered erratic mineralization in an upper level ore zone which was previously estimated to be continuous reducing the tonnage available for mining by 33,765 tons. Other various adjustments attributable to the reduction totaled 867 tons.

     There were 116 people employed at the Republic mine at December 31, 1993. Employees at the Republic mine are not represented by a bargaining agent.

     Lucky Friday Mine. The Lucky Friday, a deep underground silver and lead mine, located in northern Idaho and 100% owned by Hecla, has been a producing mine for the Company since 1958. Moreover, in 1983 and 1985, the Lucky Friday mine was the nation's top silver producer, producing approximately 5.0 million ounces of silver annually. The mine operated continuously until low metals prices and rockburst activity forced the suspension of operations in April 1986. During the shutdown, Hecla's engineers began converting portions of the mine to the Lucky Friday Underhand Longwall mechanized mining method designed to increase productivity and reduce rockburst activity. Production was resumed at the Lucky Friday mine in June 1987, and has continued uninterrupted since that time.

     During 1993, through the implementation of cost-saving measures including improvements to the Lucky Friday Underhand Longwall mechanized mining method, further mechanization of the mining process and additional reductions of the Lucky Friday hourly work force, the Company was able to decrease its cash operating costs per ton mined at the mine to $68 per ton, compared to $74 in 1992. However, the cash cost per ounce of silver produced at Lucky Friday increased from $4.12 per ounce in 1992 to $5.54 per ounce in 1993, due to the decline in prices of by-product metals, primarily lead. See "Metals Prices."

     The full implementation of the mechanized underhand mining method has been primarily responsible for the successful reduction in operating costs at the mine. This method utilizes diesel-fueled, rubber-tired equipment underground, a ramp system and cemented sand fill and has not only been effective in reducing operating costs, but also in limiting rockburst activity and improving safety. Without this mining method, the mine would likely be unworkable in certain working areas because of the unstable nature of the rock in those areas. The Company continues to implement cost reduction measures at the mine.

     Ore extracted from the mine is processed in a 1,000-ton-per-day conventional flotation mill at a current rate of 700 tons per day at the mine site. The flotation process produces both a silver-lead concentrate and a zinc concentrate. During 1993, approximately 98% of the silver, 97% of the lead and 86% of the zinc was recovered.

     The following table presents operating data for the Lucky Friday mine for the periods indicated.

                                                             YEAR ENDED DECEMBER 31,
                                            ----------------------------------------------------------
                                               1989        1990        1991        1992        1993
                                            ----------  ----------  ----------  ----------  ----------
Total tons mined..........................     138,720     147,671     152,150     175,170     179,579
Average recovered grade:
  (oz. of silver per ton).................       13.70       12.80       12.20       11.50       12.03
  (percent lead)..........................       11.60       11.70       12.40       12.30       11.27
  (percent zinc)..........................        2.30        2.20        2.10        2.70        2.88
Ounces of silver produced.................   1,904,038   1,894,944   1,850,531   2,031,779   2,122,738
Tons of lead produced.....................      16,094      17,333      18,857      21,336      19,795
Tons of zinc produced.....................       3,253       3,306       3,164       4,213       4,385
Average cost per ounce of silver produced:
  Cash production cost....................       $4.57       $4.54       $5.01       $4.12       $5.54
  Full production cost....................        6.35        6.25        6.20        5.35        6.77

     The length and grade of the ore body have not materially diminished on the lowest level of the mine. Based upon this factor, drilling data, extensive knowledge of the geologic character of the deposit and many years of experience in the Lucky Friday mine and the Coeur d'Alene Mining District, the Company believes that there are no geologic factors known at present which appear to prevent the continuation of the Lucky Friday ore body for a considerable distance beneath the 6,200 foot working level which is the existing bottom of the mine's silver shaft.

     The following table presents the proven and probable ore reserves for the years ended December 31, 1990, 1991, 1992 and 1993, respectively, at the Lucky Friday silver and lead mine.

                                                                SILVER
                                                         ---------------------
                                             TOTAL        AVERAGE
                                            RESERVES       GRADE     CONTAINED     LEAD        ZINC
           YEAR ENDED DECEMBER 31,           (TONS)      (OZ./TON)    OUNCES     (PERCENT)   (PERCENT)
    --------------------------------------  --------     ---------   ---------   ---------   ---------
    1990..................................   527,830        14.5     7,653,535      13.4        2.7
    1991..................................   440,060        13.6     5,984,816      12.8        2.8
    1992..................................   446,105        14.3     6,398,265      13.4        2.3
    1993..................................   414,315        14.4     5,976,380      14.3        3.0

     Reserves represent diluted in place grades and do not reflect losses in the recovery process. The estimates of reserves at December 31, 1993, 1992, 1991 and 1990 are based on silver prices of $4.50, $4.00, $4.50 and $5.00 per ounce, respectively, zinc prices of $0.44, $0.55, $0.50 and $0.65 per pound, respectively, and a lead price of $0.23, $0.30, $0.30 and $0.35 per pound, respectively. The present cut-off value for reserve calculations at the mine is $54.00 per ton of ore.

     During 1991, Hecla discovered several mineralized structures containing some high-grade silver ores in an area known as the Gold Hunter property, about 5,000 feet northwest of the existing Lucky Friday workings. In an extensive exploration program in 1992 and early 1993, the Company undertook an underground evaluation of the Gold Hunter property mineralization. The program discovered mineralization containing significant amounts of silver and lead in an area accessible from the 4,050-foot level of the Lucky Friday mine. The exploration program was completed during 1993. The Company's decision regarding development of the Gold Hunter property is pending. The Gold Hunter deposit is controlled by Hecla under a long-term operating agreement, which entitles Hecla, as operator, to a 79.08% interest in the net profits from operations from the Gold Hunter properties. The Company will be obligated to pay a royalty after it has recouped its costs to explore and develop the properties, which as of December 31, 1993, totaled approximately $7.9 million. If the Gold Hunter property is further developed, the Company estimates that approximately $10 to $15 million of capital expenditures would be required.

     At December 31, 1993, there were 139 employees at the Lucky Friday mine. The United Steelworkers of America is the bargaining agent for the Lucky Friday hourly employees. The current labor agreement was renewed in 1993 and expires on June 12, 1996 and will be continued for an additional three years if the Company develops the Gold Hunter property.


     The carrying value of the Lucky Friday mine was $28.1 million at December 31, 1993. Even though recent historical production costs have exceeded revenues realized from the sale of recovered metals, based upon management's estimates of metal to be recovered, and considering estimated future production costs and metal prices, the Company's management believes that the carrying value of the Lucky Friday mine is recoverable from future undiscounted cash flows generated from operations and considering the estimated salvage value of surface plant, equipment and the value associated with property rights. In evaluating the carrying value of the Lucky Friday mine, the Company used fixed metal prices of $5.00 per ounce of silver, $0.30 per pound of lead and $0.57 per pound of zinc through 2003, the estimated end of commercial production. These prices were utilized as the Company's management believes that they are reasonable estimates of average prices over the remaining life of the mine. In contrast to longer-term prices used for estimating life-of-mine revenues and resultant cash flows, the Company uses near-term estimates of metal prices to estimate ore reserves as they more closely reflect the current economic conditions at the measurement date. Estimated future production costs were derived from actual production costs currently being experienced at the Lucky Friday mine, adjusted for anticipated changes resulting from the execution of the Company's mine production plan. Based upon these projected factors, the Company estimates that future cash and full production costs per ounce of silver produced over the remaining life of the mine would be approximately $3.73 and $5.13, respectively. As these amounts are derived from numerous estimates, the most volatile of which are metal prices, there can be no assurance that actual results will correspond to these estimates. With respect to the Lucky Friday mine, the principal reasons that cash costs per ounce are assumed to be lower than recent historical amounts are:
(i) slightly higher silver grades, somewhat offset by lower lead grades; (ii) the effect of lead by-product revenues (which are credited against the production costs of silver produced) at $0.30 per pound which is higher than recent actual prices; and (iii) economic gains (i.e., lower cost per ton of ore milled) by operating the existing mill at higher capacity than the current levels. If the mineral resource associated with the Gold Hunter property described previously is not fully developed by the Company, management of the Company believes that a material write-down in the carrying value of the Lucky Friday mine is unlikely based upon present economic conditions.



     Cactus Gold Mine. As a result of its acquisition of CoCa Mines in 1991, the Company currently holds a 63.75% interest in Cactus Gold Mines Company and manages Cactus' producing open pit heap leach mine, located approximately 85 miles northeast of Los Angeles, California, in the Mojave Mining District. The Company's share of gold production at the mine totaled 27,212 ounces for 1992 and 7,316 ounces for 1993. The deposit at the Cactus mine was mined out in February 1992, but the Company's share of gold recovery from the heap, which is estimated to total an additional 3,200 ounces, will continue through mid-1994, with gradually decreasing production as cyanide neutralization processes in the heap are completed. The Company had no carrying value at the Cactus mine at December 31, 1993. For the Cactus mine, the remaining average life-of-mine cash and full cost per ounce of gold is estimated at approximately $407 per ounce, although there can be no assurance that this cost can be achieved.


     DEVELOPMENT PROJECTS

     The Company currently has two gold development projects: the Grouse Creek project in Idaho and the Rosebud project in Nevada. The information below with respect to such projects should be read together with "Investment
Considerations -- Project Development"; "-- Reserves"; "-- Government Regulation and Legal Proceedings"; and "-- Pending Legislation."

     Grouse Creek Gold Project. The Company acquired a large block of patented and unpatented mining claims, known as the Grouse Creek project, as a result of its acquisition of CoCa Mines in 1991. The Grouse Creek project will be a gold and silver producing property. The Company's current mineral rights cover 21.4 square miles in central Idaho, 27 miles southwest of the town of Challis in the historical Yankee Fork Mining District. Currently 43% of the proven and probable gold reserves and 20% of the proven and probable silver reserves are located on fully patented mining claims. The Grouse Creek project consists of 18 patented lode mining claims, 2 patented placer claims, 43 millsite claims (pending start of construction), and 17 unpatented lode claims for which patent applications are pending and the Company has received the first half of a Mineral Entry Final Certificate. Upon certification by a Federal Mineral Examiner and issuance of patents for the latter 17 lode claims, all of the current proven and probable ore reserves at the Grouse Creek project will be located within patented mining claims. The remainder of the mineral rights included in the Company's Yankee Fork claim block consists of 846 unpatented claims. See "Investment Considerations -- Pending Legislation." All major environmental and construction permits have been approved for the current project.

     In February 1994, the Company completed the sale of a 20% undivided interest in the Grouse Creek project to Great Lakes. Great Lakes has paid its 20% share of capital expenditures made to date and is responsible for 20% of all remaining capital expenditures. Until 12 months after the commencement of commercial production at Grouse Creek, Great Lakes has the right to purchase up to an additional 10% undivided interest in the project and, in addition, fund its increased share of capital expenditures incurred. See "Recent
Developments -- Sale of Grouse Creek Joint Venture Interest."

     For purposes of this Prospectus, unless otherwise indicated, the discussions regarding Grouse Creek assume that Hecla has an 80% undivided interest in the project and is required to fund 80% of the capital expenditure requirements for the project. To the extent Great Lakes is unable or unwilling to fund its share of expenses, the Company may be required to make up any shortfall, although pursuant to the Company's joint venture agreement with Great Lakes this would increase the Company's ownership interest in the project. See "Investment Considerations -- Joint Venture Arrangements."

     As of December 31, 1993, the Company and its predecessors had expended approximately $54.0 million (excluding capitalized interest) on its share of the acquisition, exploration and development of the Grouse Creek project. The carrying value of the Grouse Creek project was $58.8 million at December 31, 1993. Based on the current mine plan, the Company's share of capital costs for the project over the next two years are expected to total approximately $53.0 million, with approximately $50.0 million spent in 1994 and approximately $3.0 million (primarily for equipment) during 1995. The Company expects production startup to occur in the fourth quarter 1994, with full production achieved in 1995.

     The Company and its predecessors identified two distinct mineral deposits at the Grouse Creek project: the Sunbeam deposit; and the Grouse deposit, which includes the Grouse pit (the "Upper Grouse Pit") and the Grouse underground high-grade ore zone (the "Underground Deposit"). The Sunbeam deposit, containing both gold and silver, is a volcanic-hosted epithermal precious metal system contained within a rhyolitic flow-dome and underlying pyroclastic rocks. Ore is structurally controlled and occurs in silicified and argillized shear and fracture zones that strike northeast. Gold and silver occur primarily as native gold and electrum, with minor amounts of silver sulfides and sulfosalts. Ore zones in the Sunbeam deposit have good continuity vertically and along strike.

     The Grouse deposit, which also contains both gold and silver, is a volcanic and lacustrine sedimentary-hosted epithermal precious metal system contained within lacustrine sediments and underlying pyroclastic rocks. Ore is stratigraphically and structurally controlled and occurs as roughly stratabound and silicified ore zones. Gold and silver occur as electrum, native silver and silver sulfides and sulfosalts in the Upper Grouse Pit ore zones and as native gold, electrum, and possibly auriferous pyrite in the Underground Deposit. Ore zones in the Grouse deposit have good continuity.

     As a result of the drilling program conducted in 1991 and 1992, the Company discovered the Underground Deposit, a high-grade gold ore zone beneath the proposed Upper Grouse Pit, approximately 500 feet below the existing surface. The Company has modified its current mine plan to include a drift to gain access to, and mine, the Underground Deposit. The Underground Deposit is open at depth and has good potential to contain additional high grade ore.

     The Sunbeam deposit was defined by 721 reverse circulation test holes totalling 198,097 feet and 22 diamond drill core holes totalling 7,152 feet. Test hole drilling has been completed on an approximate 75 foot grid over the Sunbeam deposit. The deposit is above the water table. The Upper Grouse Pit has been defined by 416 reverse circulation test holes totalling 175,508 feet and 22 diamond core drill holes totalling 8,488 feet. The higher sections of the deposit are drilled on an approximate 75 to 100 feet grid. Portions of the Upper Grouse Pit ore body are below the water table. The deeper high-grade gold ore zone in the Underground Deposit ore body has been defined by a reverse circulation test hole grid pattern on approximately 50 foot centers.

     Proven and probable ore reserves have increased significantly at Grouse Creek since Hecla acquired the property. Drilling programs conducted each year since 1991 increased the contained ounces of gold in the deposit by approximately 50%, from 551,800 ounces in 1990 to 831,000 ounces in 1992 (of which the Company has an 80% share). This increase in the proven and probable reserves includes approximately 96,000 ounces of probable reserves attributable to the Underground Deposit.

     The following table presents the Company's share of the proven and probable ore reserves for the Grouse Creek project for the years ended December 31, 1990, 1991, 1992 and 1993, respectively. (All periods prior to

1993 are presented on a 100% Hecla basis; 1993 is presented on an 80% basis to reflect the sale of the 20% joint venture interest to Great Lakes.)

                                                        GOLD                         SILVER
                                               -----------------------     --------------------------
                                   TOTAL        AVERAGE                     AVERAGE
                                 RESERVES        GRADE       CONTAINED       GRADE         CONTAINED
    YEAR ENDED DECEMBER 31,       (TONS)       (OZ./TON)      OUNCES       (OZ./TON)         OUNCES
    ------------------------    -----------    ---------     ---------     ---------       ----------
    1990....................      9,513,000      0.058        551,800         1.5          14,270,000
    1991....................     15,018,600      0.048        719,150         1.2          17,276,810
    1992....................     14,467,000      0.057        831,000         1.2          17,474,000
    1993....................     12,104,000      0.055        671,200         1.1          12,972,800

     Reserves represent diluted in place grades and do not reflect losses in the recovery process. The estimates of reserves at December 31, 1993, 1992, 1991 and 1990 are based on gold prices of $375, $350, $375 and $400 per ounce, respectively, and silver prices of $4.50, $4.00, $6.00 and $5.00 per ounce, respectively.

     Pursuant to the current mine plan, the Sunbeam deposit and the Underground Deposit will be mined simultaneously beginning in the fourth quarter of 1994, followed by the Upper Grouse Pit. The current mine plan for the Underground Deposit proposes a panel cut and fill method. The ore zone is approximately 30 feet thick and will be mined in panels 10 feet high and 20 feet wide. Cemented backfill will be used to obtain nearly 100% extraction of the underground reserve. Conventional underground mining equipment will be used for drilling, blasting, loading and hauling. Both the Sunbeam pit and the Upper Grouse Pit will use conventional surface mining methods. Blasthole assays will be used to determine ore grade material. This material will be segregated and hauled by off-highway trucks to the processing plant. Waste material will be hauled to a waste storage area or will be used as construction material in the tailings dam. Both pits will mine ore on 20 foot benches.

     The milling process involves a 6,000 ton per day gold recovery facility. This process involves crushing and grinding of the ore and recovering approximately 50% of the gold in a gravity circuit. The remaining gold and silver is dissolved in a weak sodium cyanide solution and recovered with carbon adsorption and Merrill Crowe precipitation. Overall recoveries are currently estimated at 94% gold and 41% silver for ore from the Sunbeam deposit, and 74% gold and 64% silver for ore from the Upper Grouse Deposit and 95% gold and 85% silver from the Underground Deposit. A refinery on the property will produce dore that will be sold to commercial refiners. The tailings from the cyanide process will be impounded in a 15.5 million ton capacity double-lined tailings pond. The permit for this facility has been approved.

     The Sunbeam pit will be mined at a rate of 7,700 tons per day at a cut-off grade of 0.020 ounces per ton of gold equivalent (a combination of the value of the contained gold and silver based upon a ratio of 180 ounces of silver per ounce of gold) and a stripping ratio of 3.2:1. The Upper Grouse Pit will be mined at approximately the same rate and will have a cut-off grade of 0.031 ounces per ton of gold equivalent (a combination of the value of the contained gold and silver based upon a ratio of 100 ounces of silver per ounce of gold) and a stripping ratio of 5.1:1. Based upon the information developed to date, the Underground Deposit is expected to be in production in 1994 and 1995 producing a total of approximately 96,000 ounces of gold and 400,000 ounces of silver.

     The Company estimates that its share of total production at the Grouse Creek project will be 53,000, 102,000 and 88,000 ounces of gold in 1994, 1995 and 1996, respectively, including the gold production attributable to the Underground Deposit. After 1996, based upon existing reserves, the Company's share of annual production will decline from approximately 78,000 ounces of gold in 1997 to approximately 66,000 ounces of gold in the year 2001, when current proven and probable reserves are expected to be substantially depleted. Based upon proven and probable reserves at December 31, 1993, the Company's share of total gold production is expected to be 563,000 ounces during the life of the project. Based upon proven and probable reserves at December 31, 1993, the Company's share of total silver production is expected to be approximately 7.9 million ounces during the life of the project, including 6.8 million ounces for the years 1998-2001. The average life-of-mine cash cost per ounce of gold is estimated at approximately $185 to $190 per ounce, with an estimated average full cost of $355 to $360 per ounce of gold, although there can be no assurance that these costs will be achieved. Such projections do not give effect to any additional reserves which may be proven as a result of continuing exploration activities at the Grouse Creek project.

     Reclamation activities include the partial backfill and revegetation of the Sunbeam Deposit and Upper Grouse Pit; covering, recontouring and revegetating of the tailing surface; and construction of a permanent spillway. The waste dump and haul roads will be recontoured and revegetated. Process facilities will be removed and foundations will be buried. Concurrent reclamation practices will be employed whenever possible. These reclamation plans have been approved by the appropriate state and federal agencies.

     The Company believes that there is excellent potential for extending and discovering additional gold reserves at the project including high grade mineralization along the lower contact between the ash flow tuffs. To date, the Company has identified 15 exploration targets. Within the immediate area of the Upper Grouse Pit, Hecla also believes that there could be additional high grade zones accessible through the underground operation. An exploration program will be undertaken during 1994 to evaluate the economic potential of areas below and adjacent to the Upper Grouse Pit.

     Rosebud Gold Project. The Rosebud gold project is located in the Rosebud Mining District, in Pershing County, Nevada, and consists of 46 unpatented lode mining claims (the "Hecla Claims"), a 52% interest in 49 lode mining claims held under a joint venture with N.A. Degerstrom Inc. (the "Degerstrom Claims") and a 100% interest in 411 lode mining claims (the "Lac Claims") totalling 10,120 acres (the Hecla Claims, the Degerstrom Claims and the Lac Claims collectively comprise the "Rosebud Project"). The Rosebud Project may be reached from Lovelock, Nevada by travelling a distance of approximately 50 miles on an all weather gravel road. The carrying value of the Rosebud Project was $2.5 million at December 31, 1993.

     In 1993, Equinox sold a 2.5% net smelter return royalty and an option to purchase for $2.5 million an additional 1.5% net smelter return royalty on the property to Euro-Nevada Mining Corporation Inc. ("Euro-Nevada"). The option must be exercised within 30 days after delivery by the Company to Euro-Nevada of a feasibility study and production decision on the Rosebud Project.

     Until 1991, all significant gold mineralization and most of the 115,000 feet of drilling in 167 holes had been completed on what is known as the Dozer Hill Zone, a northeast trending zone extending a distance of about 1,500 feet within portions of 10 claims within the Hecla Claims and the Lac Claims.

     In 1991, 58,691 feet of drilling was carried out to test exploration targets east of the Dozer Hill Zone and to further evaluate the property. This exploration drilling encountered a new zone of high grade gold mineralization (the "East Zone") about 1,000 feet east of the Dozer Hill Zone within portions of three claims within the Hecla Claims and Lac Claims, although numerous low grade drill intersections in between suggest the two zones may be connected. Mineralization appears related to the low angle South Ridge fault which underlies most of the area of interest. Mineralization in the Dozer Hill Zone occurs above this fault while mineralization in the East Zone occurs within and below this fault.

     Results to date indicate that gold mineralization in the East Zone, as in the Dozer Hill Zone and many other volcanic-hosted gold deposits, is erratically distributed with numerous low grade holes interspersed with higher grade holes over an area of approximately 1,000 feet east-west and 500 feet north-south. Drilling has also intersected further mineralization approximately 700 feet east of the East Zone. Hydrological studies have also been carried out.

     In 1992, an additional 35,000 feet of drilling in 56 holes was completed on the Rosebud Project. This was followed by metallurgical studies and permit preparation for an advanced underground exploration program. In 1993, the underground exploration program was started. To date, exploration efforts have established proven and probable ore reserves totaling 1,984,000 tons containing approximately 512,000 ounces of gold and 3.6 million ounces of silver.

     The Company's and its predecessors' expenditures on the Rosebud Project to December 31, 1993 were approximately $4.2 million which consist of acquisition and drilling program expenditures.

     During 1994 the Company intends to spend approximately $3.7 million at the Rosebud property. Underground work will include 3,600 feet of drifting and 25,000 feet of underground diamond drilling.

Permitting related work will include the preparation and submission of the plan of operations for the property followed by the preparation of the Draft Environmental Impact Statement. Engineering activities will be related to the preparation of permitting documents, detailed mine design upon completion of the drifting and drilling programs and metallurgical testing which will support detailed mill design.

     Activities in 1995 are expected to include detailed design and a final feasibility study in the second quarter. The permitting effort is expected to continue through the majority of 1995. The Company is subject to, among other items, obtaining the appropriate regulatory approvals and satisfactory completion of a feasibility study and intends to begin construction of the mine and related facilities in early 1996. Production could follow as early as late 1996. The feasibility study will assess the potential to produce approximately 70,000 to 80,000 ounces of gold annually. Although the project is in preliminary stages, if a determination is made to develop the project, capital costs are expected to be, at a minimum, approximately $38 million.

     Patents have been applied for on 13 claims at the Rosebud property. These claims contain all of the proven and probable reserves.

     SUSPENDED OPERATIONS

     Greens Creek Mine. The Company currently holds a 29.7% interest in the Greens Creek mine, located on Admiralty Island, near Juneau, Alaska, through a joint venture arrangement with Kennecott, the manager of the mine, a wholly owned subsidiary of Kennecott Corporation, and CSX Alaska Mining Inc. Greens Creek is primarily a silver mine although it also produces zinc, gold and lead.

     In February 1993, as a result of continued depressed metal prices, the decision was made by the mine manager to suspend operations at the Greens Creek mine. Commercial production ceased in April 1993 and the mine and mill were placed on a standby basis. However, limited mine development activities have continued at the mine. The Company has been informed by the mine manager that all operating and environmental permits will be maintained in anticipation of a resumption of operations once economic conditions improve.

     At the Greens Creek mine, ore is milled at a 1,225-ton-per-day mill which produces three concentrates including lead, zinc and bulk lead/zinc. During 1992 the cash costs per ton milled increased 4.9% from $103 per ton in 1991 to $108 per ton in 1992, primarily due to increased milling and mining costs. The cash costs per ounce of silver increased from $3.94 per ounce in 1991 to $4.82 per ounce in 1992 because of the significant decline in the prices of by-product metals, principally zinc and lead. See "Metals Prices."

     The following table presents operating data for the Greens Creek mine for the periods indicated based upon Hecla's then-current interest in the mine, which was 29.7% as of December 31, 1993.

                                                                  YEAR ENDED DECEMBER 31,
                                                     -------------------------------------------------
                                                        1990         1991         1992         1993
                                                     ----------   ----------   ----------   ----------
Hecla's share of total tons mined.................      107,445      120,187      123,526       33,638
Average recovered grade:
  (oz. of silver per ton).........................        20.00        18.10        20.80        20.70
  (oz. of gold per ton)...........................         0.10         0.09         0.11         0.13
  (percent lead)..................................         4.40         4.00         4.70         4.60
  (percent zinc)..................................         9.70         9.90        10.80        11.30
Hecla's share of ounces of silver produced........    2,144,389    2,178,141    1,959,368      551,107
Hecla's share of ounces of gold produced..........       10,705       10,505        9,094        2,826
Hecla's share of tons of lead produced............        4,698        4,863        4,650        1,298
Hecla's share of tons of zinc produced............       10,391       11,906       11,385        3,453
Average cost per ounce silver produced:
  Cash production costs...........................        $2.52        $3.94        $4.82        $5.11
  Full production costs...........................         4.69         5.43         6.54         7.16

     The following table presents Hecla's share of the proven and probable ore reserves for the Greens Creek silver mine for the following periods.

                                                        SILVER                   GOLD
                                   HECLA'S      ----------------------   ---------------------
                                  SHARE OF       AVERAGE                  AVERAGE
                                  RESERVES        GRADE     CONTAINED      GRADE     CONTAINED     LEAD        ZINC
    YEAR ENDED DECEMBER 31,        (TONS)       (OZ./TON)     OUNCES     (OZ./TON)    OUNCES     (PERCENT)   (PERCENT)
- --------------------------------  ---------     ---------   ----------   ---------   ---------   ---------   ---------
1990............................  1,776,400        15.1     26,823,640      0.13      231,000       4.2         12.4
1991............................  3,876,000        13.3     51,524,678      0.12      473,267       4.0         12.8
1992............................  3,422,000        12.7     43,322,519      0.13      452,171       4.1         13.3
1993............................  1,911,000        16.0     30,576,000      0.14      267,540       4.7         14.4

     Reserves represent diluted in place grades and do not reflect losses in the recovery process. Reserve estimates at December 31, 1993, 1992, 1991 and 1990 were calculated by the manager of the mine using prices of $4.75, $4.50, $4.00 and $5.74 per ounce for silver, respectively, $350, $340, $365 and $402 per ounce for gold, respectively, $0.57, $0.60, $0.46 and $0.51 per pound for zinc, respectively, and $0.28, $0.33, $0.25 and $0.30 per pound for lead, respectively.

     Ore reserve criteria and estimation techniques used for year-end 1993 reserves at the Greens Creek mine differed substantially from those used in prior years. Among these changes were the adoption of block modeling techniques in place of the sectional methods for a major section of the mine, a reevaluation of cut-off criteria, and the development of refinements to in-site net smelter return estimates involving projected smelting terms and distribution or recovery of metals in the three concentrate products and metal price changes. In addition, more rigorous criteria for reserve classification were applied to the probable reserves category. These changes and the deduction for production in 1993 resulted in a reduction in proven and probable mineral reserves from 3.4 million tons as of December 31, 1992, to 1.9 million tons as of December 31, 1993.

     In 1993, drilling in the southwest area of the Greens Creek mine encountered an additional mineralized zone containing higher than mine average gold and silver content. The Company's interest in this mineral-bearing material would amount to approximately 840,000 tons at 33.71 ounces of silver per ton,
0.27 ounce of gold per ton, 13.36% zinc, and 5.84% lead. Sufficient drilling in the southwest area has not yet been completed to classify the mineralized zone as proven and probable mineral reserves. Drilling is expected to continue in 1994 to define the nature and extent of this resource.

     In January 1994, the manager of the Greens Creek mine initiated a feasibility study to determine the economic viability of placing the mine, including the mineral-bearing material of the southwest area, back into production. The feasibility study is expected to be completed during the fourth quarter of 1994 or the first quarter of 1995.


     The carrying value of the Company's interest in the Greens Creek mine is $49.2 million at December 31, 1993. Even though recent historical production costs have exceeded revenues realized from the sale of recovered metals and mining operations at the Greens Creek mine are currently suspended, based upon management's estimates of metal to be recovered and considering estimated future production costs and metal prices, the Company's management believes that the carrying value of the Greens Creek mine is recoverable from future undiscounted cash flows generated from operations. In evaluating the carrying value of the Greens Creek mine, the Company used fixed metal prices of $375.00 per ounce of gold, $4.50 per ounce of silver, $0.25 per pound of lead and $0.50 per pound of zinc through 2008, the estimated end of commercial production. These prices were utilized as the Company's management believes that they are reasonable estimates of average prices over the remaining life of the mine. In contrast to longer-term prices used for estimating life-of-mine revenues and resultant cash flows, the Company uses near-term estimates of metal prices to estimate ore reserves as they more closely reflect the current economic conditions at the measurement date. Estimated future production costs were derived from production costs experienced at the mine, adjusted, as necessary, for anticipated changes from the execution of the mine manager's mine production plan. Based upon these projected factors, the Company estimates that future cash and full production costs per ounce of silver produced over the remaining life of the mine would be $0.44 and $2.43, respectively. As these amounts are derived from numerous estimates, the most volatile of which are metal prices, there can be no assurance that actual results will correspond to these estimates. With respect to the Greens Creek mine, the principal reasons that cash costs per ounce are assumed to be less than historical amounts are: (i) an increase in the grade of ore processed; and
(ii) the effect of lead and zinc by-product revenues (which are credited against the production costs of silver produced) at $0.25 per pound and $0.50 per pound, respectively, which are higher than recent actual prices.


     At December 31, 1993 there were 26 employees at the Greens Creek mine. The employees at the Greens Creek mine are not represented by a bargaining agent.

EXPLORATION ACTIVITIES

     The Company conducts exploration activities from its headquarters in Coeur d'Alene, Idaho. The Company owns or controls patented and unpatented mining claims, fee land, state and private leases in ten states, Canada and Bolivia. In addition, the Company has a number of interests in exploration concessions in Sonora, Mexico. The Company is currently concentrating its exploration activities at or near the vicinity of the Republic gold mine (see "-- Producing Properties -- Republic Gold Mine"), the Rosebud project (see "-- Development Projects -- Rosebud Gold Project"), the Grouse Creek project (see
"-- Development Projects -- Grouse Creek Gold Project"), the La Choya project (see "-- Producing Properties -- La Choya Gold Project"), the American Girl mine and Oro Cruz project (see "-- Producing Properties -- American Girl Gold Mine/Oro Cruz Gold Project"), and the Lucky Friday mine (see "-- Producing Properties -- Lucky Friday Mine").

OTHER GOLD MINERALIZATION

     Golden Eagle/Yellow Pine. In 1988, Hecla's geologists discovered the Golden Eagle deposit, near the Republic gold mine which is a lower grade sulfide deposit of refractory gold. The deposit contains approximately 10 million tons of material at an average grade of 0.10 ounces of gold per ton. The Company believes that any development of this deposit would require a major joint venture partner. At the Yellow Pine gold mine, 15 to 20 million tons of mineralized sulfide material containing approximately 0.10 ounces of gold per ton have been discovered. As with the Republic sulfide deposit, gold is more difficult to economically recover from these materials. On a combined basis, the two sulfide deposits at Republic and Yellow Pine contain approximately 3 million ounces of gold.

     J & L Property. The J & L property contains a massive sulfide deposit consisting of gold, silver, lead and zinc mineralization. The J & L property is located near Revelstoke, British Columbia. The Company is renegotiating a lease whereby the Company will have a 100% effective interest in the J & L property.

INDUSTRIAL MINERALS SEGMENT

     The Company's principal industrial minerals assets are its ball clay operations in Kentucky, Tennessee and Mississippi; its kaolin operations in South Carolina and Georgia; its feldspar operations in North Carolina; and its specialty aggregate operations (primarily scoria and bark) in southern Colorado, northern New Mexico and Idaho. The Company conducts these operations through four wholly owned subsidiaries: (i) K-T Clay, which operates its ball clay and kaolin divisions; (ii) K-T Feldspar, which operates the feldspar business; and
(iii) CAC and Mountain West Products, which operate the Company's specialty aggregate and landscape bark business.

     The Company's strategy is to continue to grow the industrial minerals segment principally through the expansion of existing market shares, new product development and the acquisition of additional minerals businesses that complement existing operations. Hecla's industrial mineral revenues and reserves increased significantly in recent years principally due to the acquisitions of the kaolin operations of Cyprus Minerals Company in 1989 and the feldspar operations of Indusmin Incorporated in 1990. As a result of these acquisitions, in combination with the Company's preexisting industrial minerals operations, Hecla has positioned itself as a leading producer of three of the four basic ingredients required to produce ceramic products.

     During 1993, K-T Clay focused attention on expanding its presence in Mexico. A clay slurry plant, constructed in Monterrey, Mexico, supplies raw materials to the Mexican ceramics industry. In addition, two U.S. processing plants were expanded to improve packaging automation, which increased plant capacity. More efficient clay production systems were also implemented, further improving the quality of K-T Clay's products. K-T Clay's ball clay and kaolin divisions, and K-T Feldspar each hold in excess of 20 years of reserves based on current sales and product mix.

     The following table sets forth information with respect to total industrial minerals revenue and production for the past five years.

                  YEAR            REVENUE (000'S)     TONS SHIPPED
        ------------------------  ----------------    -------------
        1993....................      $44,953            887,676
        1992....................       43,231            879,034
        1991....................       40,524            823,214
        1990....................       34,971            711,295
        1989....................       33,356            709,895

     Following the acquisition of Mountain West Products in December 1993, 14,422 cubic yards of product were produced for the month of December.

     K-T CLAY BALL CLAY DIVISION

     K-T Clay is one of the nation's major suppliers of premium ball clay. Ball clay is of sedimentary origin and consists of several basic clay minerals along with a slight amount of organic content; a combination of materials that gives ball clay its unique character. The principal use of ball clay is in the ceramic and porcelain fields, which includes use for such items as pottery, dinnerware, wall tile, electrical insulators and sanitaryware. Ball clay is also used in refractories and abrasives and also has applications in other specialty industries. K-T Clay mines many grades of ball clay, then processes and blends the clays to meet the specifications and requirements of various customers. Different uses may require mixtures of ball clay having substantially different physical properties. K-T Clay, through many years of experience and ongoing work in its laboratories, possesses a degree of expertise that enables it to meet customer requirements with minimal advance notice.

     K-T CLAY KAOLIN DIVISION

     K-T Clay acquired the kaolin operations and assets of Cyprus Minerals Company's clay division on February 17, 1989, including kaolin mines and plants at Deepstep and Sandersville, Georgia, and Aiken, South Carolina. Kaolin, or china clay, is a relatively pure white clay of sedimentary origin, and is consumed in a variety of end uses including ceramic whiteware, textile grade fiberglass, as rubber and paper filler, and in miscellaneous plastics, adhesives and pigment applications. Kaolin is a unique industrial mineral because of its wide range of chemical and physical properties. The kaolin division of K-T Clay mines, processes, and blends numerous grades of clay to meet the specifications and requirements of its customers.

     K-T FELDSPAR CORPORATION

     The Company acquired the feldspar operations and assets of Indusmin Incorporated on December 13, 1990, including sodium feldspar mines and a processing plant located near Spruce Pine, North Carolina. Feldspars are the major constituents in igneous rocks and important constituents of other major rock types. K-T Feldspar mines, processes, and blends sodium feldspar and feldsparsilica products. It also produces by-product mica concentrate and construction sand. K-T Feldspar products are primarily used in the ceramic whiteware, glass, and paint industries.

     MOUNTAIN WEST PRODUCTS

     The Company acquired Mountain West Products in December 1993. Mountain West Products, a wholly owned subsidiary located in southern Idaho, purchases, processes and markets timber bark, scoria, peat and soil additives. These products are sold as organic soil amendments, organic landscape mulches and organic decorative ground cover for landscape purposes. Mountain West Products shipped a total of 14,422 cubic yards of landscape material for the month of December 1993, and is expected to increase its total shipments to 591,000 cubic yards for all of 1994.

     COLORADO AGGREGATE COMPANY OF NEW MEXICO

     CAC, a wholly owned subsidiary located in southern Colorado and in northern New Mexico, mines and sells scoria, primarily for landscaping and for use as briquettes in gas barbecue grills. CAC also produces brightly painted aquarium gravel, as well as other specialty aggregate products.

     MARKETING

     K-T Clay and K-T Feldspar products are marketed to the ceramics industry by K-T Clay employees trained in ceramic engineering or related technical fields. The experienced sales force allows K-T Clay to rapidly adjust to and meet new requirements of its customers. K-T Clay enjoys the marketing advantage of having one sales force offering three of the four products needed by ceramics manufacturers: ball clay, kaolin and feldspar. The majority of K-T Clay's products are used in the ceramics and porcelain industry. Marketing of kaolin and feldspar to industries other than the ceramics and porcelain industry is carried out through sales and distribution agents. Mountain West Products' and CAC's products are marketed by their employees and sales and distribution agents.

     COMPETITION

     The Company's principal competitors in ball clay mining operations are generally either family-owned or divisions of larger, diversified companies. Based upon available information, the Company believes that K-T Clay is the largest producer of ball clay in the U.S. The principal competitors of the Company in the ball clay industry are H. C. Spinks Clay Company, Watts Blake Bearne & Company, and Old Hickory Clay Company. The Company has also become a significant U.S. producer of ceramic-grade kaolin. The principal competitors of the Company in the kaolin industry are Albion Kaolin Company, Evans Clay Company, JM Huber Corporation and Dry Branch Kaolin Company. The Company, with the acquisition of Indusmin Incorporated's feldspar assets, is also a major producer and supplier of sodium feldspar products. The principal competitors of the Company in the feldspar industry are Feldspar Corporation and Unimin Corporation.

     Mountain West Products competes with other producers of lawn and garden and soil products, decorative bark products and landscape mulches. The principal competitors are either privately owned companies or divisions of larger diversified companies that operate in numerous regional markets. The Company has limited information about the sales of competing products in its overall markets but believes it supplies a significant portion of the market for its product in the United States intermountain region.

     CAC competes with other producers of scoria and with manufacturers of ceramic briquettes in the production and sale of briquettes. The Company believes that CAC supplies a major portion of the scoria briquettes used in gas barbecue grills. Price and natural product characteristics, such as color, uniformity of size, lack of contained moisture and density, are important competitive considerations to CAC's customers. The Company also believes that it is competitive in the landscape scoria market east of the Continental Divide.

SPECIALTY METALS SEGMENT

     Although the Company's strategy has primarily focused on expanding its precious metal and industrial mineral operations, the Company continues to investigate specialty mineral opportunities for its Apex processing facility located in southern Utah. During 1993, the Apex facility continued production of cobalt chemicals and process trials of metallurgical residues. The Company plans to continue to develop the Apex facility to produce cobalt chemicals and specialty metals, assuming satisfactory economics can be achieved.

                              DESCRIPTION OF LYONS

     The LYONs were issued under an indenture dated as of June 1, 1989 (the "Indenture"), between the Company and Manufacturers Hanover Trust Company, a New York corporation, as trustee (the "Trustee"). The following summaries of certain provisions of the LYONs and the Indenture describe the material terms but do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the LYONs and the Indenture, including the definitions therein of certain terms which are not otherwise defined in this Prospectus. The Indenture is filed as an exhibit to this Registration Statement and is incorporated by reference herein. See "Available Information."

     The LYONs are unsecured obligations of the Company limited to $201,250,000 aggregate principal amount at maturity and mature on June 14, 2004. Currently, the Company has outstanding LYONs with an aggregate principal amount at maturity of $109,950,000. The LYONs were issued at an issue price of $308.32 per LYON, which represents a yield to maturity of 8.00% per annum computed on a semiannual bond equivalent basis from June 14, 1989.

     A holder of a LYON may convert it into Common Stock of the Company at any time before the close of business on June 14, 2004; provided, however, that if a LYON is called for redemption, the holder may convert it only until the close of business on the Redemption Date.

     The initial Conversion Rate is 20.824 shares of Common Stock per LYON, subject to adjustment upon the occurrence of certain events. The Indenture permits the Company to increase the Conversion Rate from time to time.

     If the Company is a party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of its assets, the right to convert a LYON into Common Stock may be changed into a right to convert it into securities, cash or other assets of the Company or another person.

     No sinking fund is provided for the LYONs. The Company may redeem the LYONs as a whole at any time, or from time to time in part. The table below shows the Redemption Prices of a LYON per $1,000 principal amount, at June 14, 1994, at each June 14 thereafter prior to maturity and at maturity on June 14, 2004, which prices reflect the accrued Original Issue Discount calculated to each such date. The Redemption Price of a LYON redeemed between such dates would include an additional amount reflecting the additional Original Issue Discount accrued since the next preceding date in the table.

                                                                            ACCRUED
                                                                            ORIGINAL
                                                                             ISSUE
                                                                            DISCOUNT   REDEMPTION
                                                                LYON           AT        PRICE
                       REDEMPTION DATE                     ISSUE PRICE(1)   8.00%(2)   (1) + (2)
    -----------------------------------------------------  --------------   --------   ----------
    June 14, 1994........................................     $ 308.32      $ 148.07   $  456.39
    June 14, 1995........................................       308.32        185.31      493.63
    June 14, 1996........................................       308.32        225.59      533.91
    June 14, 1997........................................       308.32        269.16      577.48
    June 14, 1998........................................       308.32        316.28      624.60
    June 14, 1999........................................       308.32        367.25      675.57
    June 14, 2000........................................       308.32        422.37      730.69
    June 14, 2001........................................       308.32        482.00      790.32
    June 14, 2002........................................       308.32        546.48      854.80
    June 14, 2003........................................       308.32        616.24      924.56
    At maturity..........................................       308.32        691.68    1,000.00

     On June 14, 1994 (the "Purchase Date"), the Company will purchase, at the option of the Holder, any outstanding LYON for which a written purchase notice (the "Purchase Notice") has been delivered by the Holder to the office of the Paying Agent at any time on or prior to the Purchase Date and not withdrawn, subject to certain additional conditions. The Purchase Price payable to the Holder of a LYON delivering a

Purchase Notice is $456.39 (Issue Price plus accrued Original Issue Discount to the Purchase Date) payable by the Company (the "Purchase Price"), at its option, entirely either in cash, shares of Common Stock or Extension Notes, but not in any combination thereof (except for the payment of cash for fractional shares of Common Stock or fractional Extension Notes).

     If the Company elects to pay the Purchase Price in shares of Common Stock, the number of shares to be delivered in respect of the Purchase Price shall be equal to the Purchase Price divided by the Market Price of the Common Stock. Shares of Common Stock issued upon purchase of the LYONs in accordance with the provisions of the Indenture and prior to the Distribution Date (as defined below), shall also be entitled to receive Rights (as defined below), under the terms and subject to the conditions of the Rights Plan (as defined below). If the Company elects to pay the Purchase Price in Extension Notes, the aggregate principal amount of Extension Notes to be issued in respect of the Purchase Price shall be equal to the Purchase Price. However, no fractional shares of Common Stock and no Extension Notes in denominations of other than $1,000 principal amount or an integral multiple thereof (valued at par) will be delivered upon any purchase by the Company of LYONs through the delivery of any such security in payment of the Purchase Price. Instead, the Company will pay cash based on the Market Price for all fractional shares of Common Stock or cash based on the principal amount (valued at par) for all fractional Extension Notes. The "Market Price" means the average of the Sale Price (as defined below) of the Common Stock for the five Business Day period ending three Business Days prior to the Purchase Date, appropriately adjusted to take into account the occurrence during the eight Business Days preceding such Purchase Date of certain events that would result in an adjustment of the Conversion Rate with respect to the Common Stock. The "Sale Price" of the Common Stock on any date means the closing sale price (or if no closing sale price is reported, the average of the high and low bid prices) on such date as reported in the composite transactions for the principal United States securities exchange on which the Common Stock is traded or, if the Common Stock is not listed on a United States national or regional stock exchange, as reported by the National Association of Securities Dealers Automated Quotation System. Because the Market Price of the Common Stock is determined prior to the Purchase Date, Holders of LYONs bear the market risk with respect to the value of the Common Stock to be received from the date such Market Price is determined to the Purchase Date.

     The Company's right to purchase LYONs with Extension Notes or shares of Common Stock is subject to the Company satisfying various conditions, including:
(i) the registration of the Extension Notes or the Common Stock, as the case may be, under the Securities Act and the Exchange Act, if applicable; (ii) the qualification of an Extension Indenture covering the Extension Notes under the Trust Indenture Act of 1939, as amended, if applicable; and (iii) any necessary qualification or registration under applicable state law or the availability of an exemption from such qualification or registration. If such conditions are not satisfied by June 14, 1994, the Company will pay the Purchase Price of the LYONs in cash. No LYONs may be purchased if there has occurred and is continuing an Event of Default.

     Because of the Company's need to utilize cash for planned capital expenditures, unless the Offering is completed successfully, the Company expects to pay for any LYONs delivered to it pursuant to the Put Feature by issuing Common Stock. See "Use of Proceeds." The Company is unable to predict how many LYONs it may be required to purchase pursuant to the Put Feature. If the Company were required to purchase all of the LYONs on June 14, 1994 pursuant to the Put Feature, assuming a market price of the Common Stock of $11 3/8 (the closing price on the New York Stock Exchange on April 15, 1994), the Company would issue approximately 4.4 million shares of Common Stock, representing approximately 9.8% of the Company's Common Stock outstanding after such issuance. The Company cannot predict what effect the Put Feature will have on the market price of the Common Stock. For a discussion of other alternatives being considered with respect to the LYONs, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition and Liquidity."

     In the event of any Change in Control (as defined in the Indenture) of the Company occurring on or prior to June 14, 1994, each Holder of LYONs will have the right, at the Holder's option, subject to the terms and conditions of the Indenture, to require the Company to purchase all or any part (provided that the principal amount at maturity must be $1,000 or an integral multiple thereof) of the Holder's LYONs on the date that is 35 business days after the occurrence of such Change in Control (the "Change in Control Purchase Date") at a cash price equal to the Issue Price plus accrued Original Issue Discount to the Change in Control Purchase Date.

     The Indenture provides that, if an Event of Default specified therein shall have happened and be continuing, either the Trustee or the Holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding may declare the Issue Price of the LYONs plus the Original Issue Discount on the LYONs accrued to the date of such declaration to be immediately due and payable. In the case of certain events of bankruptcy or insolvency, the Issue Price of the LYONs plus the Original Issue Discount accrued thereon to the occurrence of such event shall automatically become and be immediately due and payable.

                          DESCRIPTION OF CAPITAL STOCK

     The following statements with respect to the Company's capital stock describe the material terms but are subject to the detailed provisions of the Company's Certificate of Incorporation, and by-laws, as amended (the "By-Laws"), and to the Rights Agreement (as defined below). These statements do not purport to be complete and are qualified in their entirety by reference to the terms of the Certificate of Incorporation, the By-Laws and the Rights Agreement, which are incorporated by reference in this Prospectus.

COMMON STOCK AND PREFERRED STOCK

     The Company is authorized to issue 100 million shares of Common Stock, $0.25 par value per share, of which 40,623,292 shares of Common Stock were issued as of April 8, 1994, including 62,239 treasury shares. The Company is authorized to issue five million shares of Preferred Stock, of which 2.3 million shares of the Company's Series B Preferred Stock are currently outstanding.

     The Preferred Stock is issuable in series with such voting rights, if any, designations, powers, preferences and other rights and such qualifications, limitations and restrictions as may be determined by the Board of Directors of the Company. The Board may fix the number of shares constituting each series and increase or decrease the number of shares of any series.

     Subject to the rights of the holders of any outstanding shares of Preferred Stock, each share of Common Stock is entitled to one vote on all matters presented to the shareholders, with no cumulative voting rights; to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor; and in the event of liquidation or dissolution of the Company, to share ratably in any distribution of the Company's assets. Holders of shares of Common Stock do not have preemptive rights or other rights to subscribe for unissued or treasury shares or securities convertible into such shares, and no redemption or sinking fund provisions are applicable. All outstanding shares of Common Stock are fully paid and nonassessable.

SERIES B PREFERRED STOCK

     The Series B Preferred Stock ranks senior to the Common Stock and any shares of Series A Junior Participating Preferred Shares issued pursuant to the Rights with respect to payment of dividends and amounts upon liquidation, dissolution or winding up. While any shares of Series B Preferred Stock are outstanding, Hecla may not authorize the creation or issue of any class or series of stock that ranks senior to the Series B Preferred Stock as to dividends or upon liquidation, dissolution or winding up without the consent of the holders of at least 66 2/3% of the outstanding shares of Series B Preferred Stock and any other series of Preferred Stock ranking on a parity with the Series B Preferred Stock as to dividends and upon liquidation, dissolution or winding up (a "Parity Stock"), voting as a single class without regard to series.

     Holders of shares of Series B Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors of Hecla out of assets of Hecla legally available therefor, cumulative cash dividends at the rate per annum of $3.50 per share of Series B Preferred Stock.

     Hecla will not (i) declare, pay or set apart funds for the payment of any dividend or other distribution with respect to any Junior Stock (as defined below) or (ii) redeem, purchase or otherwise acquire for consideration any Junior Stock or Parity Stock through a sinking fund or otherwise (except by conversion into or exchange for shares of Junior Stock and other than a redemption or purchase or other acquisition of shares of Common Stock of Hecla made for purposes of an employee incentive or benefit plan of Hecla or any subsidiary), unless all accrued and unpaid dividends with respect to the Series B Preferred Stock and any Parity Stock at the time such dividends are payable have been paid or funds have been set apart for payment of such dividends. As used herein, (i) the term "dividend" does not include dividends payable solely in shares of Junior Stock on Junior Stock, or in options, warrants or rights to holders of Junior Stock to subscribe for or purchase any Junior Stock, and (ii) the term "Junior Stock" means the Common Stock, any Series A Junior Participating Preferred Shares issued pursuant to the Rights, and any other class of capital stock of Hecla now or hereafter issued and outstanding that ranks junior as to the payment of dividends or amounts payable upon liquidation, dissolution and winding up to the Series B Preferred Stock.

     The Series B Preferred Stock is not redeemable prior to July 1, 1996. On and after such date, the Series B Preferred Stock is redeemable at the option of Hecla, in whole or in part, at $52.45 per share if redeemed during the twelve-month period beginning July 1, 1996 declining to $50.00 per share July 1, 2003 and thereafter, plus, in each case, all dividends accrued and unpaid on the Convertible Preferred Stock up to the date fixed for redemption.

     The holders of shares of Series B Preferred Stock will be entitled to receive, in the event of any liquidation, dissolution or winding up of Hecla, whether voluntary or involuntary, $50.00 per share of Series B Preferred Stock plus an amount per share of Series B Preferred Stock equal to all dividends (whether or not earned or declared) accrued and unpaid thereon to the date of final distribution to such holders (the "Liquidation Preference"), and no more. Until the holders of the Series B Preferred Stock have been paid the Liquidation Preference in full, no payment will be made to any holder of Junior Stock upon the liquidation, dissolution or winding up of Hecla.

     Except as indicated below or in the Series B Preferred Certificate of Designations, or except as otherwise from time to time required by applicable law, the holders of Series B Preferred Stock will have no voting rights and their consent shall not be required for taking any corporate action. When and if the holders of Series B Preferred Stock are entitled to vote, each holder will be entitled to one vote per share. If the equivalent of six quarterly dividends payable on the Series B Preferred Stock have not been declared and paid or set apart for payment, whether or not consecutive, the number of directors then constituting the Board of Directors of Hecla shall be increased by two and the holders of the Series B Preferred Stock and any other series of Parity Stock similarly affected, voting as a single class without regard to series, will be entitled to elect such two additional directors at the next annual meeting and each subsequent meeting, until such time as all cumulative dividends have been paid in full.

     Each share of Series B Preferred Stock will be convertible, in whole or in part at the option of the holders thereof, into shares of Common Stock at a conversion price of $15.55 per share of Common Stock (equivalent to a conversion rate of approximately 3.2154 shares of Common Stock for each share of Series B Preferred Stock), subject to adjustment as described below (the "Conversion Price").

     The Conversion Price is subject to adjustment upon certain events, including (i) dividends (and other distributions) payable in Common Stock on any class of capital stock of Hecla, (ii) the issuance to all holders of Common Stock of certain rights or warrants (other than the Rights or any similar rights issued under any successor shareholders rights plan) entitling them to subscribe for or purchase Common Stock or securities which are convertible into Common Stock, (iii) subdivisions, combinations and reclassifications of Common Stock, and (iv) distributions to all holders of Common Stock of evidences of indebtedness of Hecla or assets (including securities, but excluding those dividends, rights, warrants and distributions referred to above and dividends and distributions paid in cash out of the profits or surplus of Hecla).

WARRANTS TO PURCHASE COMMON STOCK

     CoCa Warrants. As a result of the acquisition of Geodome Resources Limited by CoCa Mines in 1989, and the acquisition of CoCa Mines by the Company in 1991, as of March 1, 1994, the Company has outstanding 459,433 warrants to acquire Common Stock at an exercise price of $17.81 and 12,859 warrants to acquire Common Stock at an exercise price of $12.42 (collectively, the "CoCa Warrants"). The CoCa

Warrants are exercisable until May 5, 1994. However, the CoCa Warrants will expire if, at any time after May 15, 1990, upon 60 calendar days' prior notice, the Common Stock has had an average per share closing public market price of not less than $22.24 for at least 60 consecutive trading days prior to such expiration notice.

     Equinox Warrants. As a result of the Company's acquisition of Equinox in March 1994, warrants issued by Equinox on December 8, 1992 in connection with Equinox's acquisition of another company ("Equinox Warrants") were assumed by Hecla. The Equinox Warrants are exercisable for a total of 379,506 shares of Common Stock at an exercise price of Canadian $11.33 per share (equivalent to U.S.$8.18 using the exchange rate on April 15, 1994). The Equinox Warrants expire on August 31, 1996. If the Common Stock trades higher than Canadian $16.67 for 20 consecutive trading days, upon Hecla's election and notice to warrantholders, the holders of Equinox Warrants must exercise their warrants or lose the right to exercise. The terms of the Equinox Warrants are set forth in the warrant transfer agency agreement made as of December 8, 1992 between Equinox and Montreal Trust Company of Canada, which agreement has been assumed by the Company.

RIGHTS

     Upon the terms and subject to the conditions of the Rights Agreement, a holder of a Right is entitled to purchase one one-hundredth of a Series A Preferred Share at an exercise price of $47.50. The Rights are currently represented by the certificates for the Common Stock and are not transferable apart therefrom. Transferable Rights certificates will be issued at the earlier of (i) the tenth day after the public announcement that any person or group has acquired beneficial ownership of 15% or more of the Common Stock (an "Acquiring Person") or (ii) the tenth day after a person commences, or announces an intention to commence, a tender or exchange offer the consummation of which would result in any person or group becoming an Acquiring Person. The 15% threshold for becoming an Acquiring Person may be reduced by the Board of Directors of Hecla to not less than 10% prior to any such acquisition.

     The Rights are subject to adjustment in several circumstances. In particular, (i) in the event Hecla is acquired in a merger or other business combination transaction, each Right will entitle its holder to purchase, at the exercise price of the Right, that number of shares of common stock of the acquiror which at the time of such transaction would have a market value of two times the exercise price of the Rights and (ii) in the event any person or group becomes an Acquiring Person, each holder of a Right (other than Rights beneficially owned by the Acquiring Person, which will become void) will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the exercise price of the Right.

     All the outstanding Rights may be redeemed by Hecla for $0.05 per Right prior to the tenth day following the date on which it was announced that a person or group became an Acquiring Person. Under certain circumstances, the Board of Directors of the Company may decide to exchange each Right (except Rights held by an Acquiring Person) for one share of Common Stock. The Rights will expire on May 19, 1996 unless earlier redeemed.

     As long as the Rights are attached to and evidenced by the certificates representing the Common Stock, Hecla will continue to issue one Right with each share of Common Stock that shall become outstanding. A Right is presently attached to each issued and outstanding share of Common Stock. So long as the Rights are outstanding, the Company will issue one Right with each new share of Common Stock issued.

     The Rights have certain antitakeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors of the Company. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company since the Rights may be redeemed by the Company prior to the consummation of such transactions.

     The Rights Agreement is attached as an exhibit to the Company's Registration Statement on Form 8-A dated May 19, 1986. The Rights Agreement was amended effective November 29, 1990 and such amendment is attached as an exhibit to the Company's Current Report on Form 8-K dated November 9, 1990 (as amended, the "Rights Agreement"). The description of the Rights found in each of the foregoing Form 8-A and Form 8-K has been incorporated by reference herein and copies of such Forms can be obtained in the manner set forth under "Information Incorporated By Reference."

CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BY-LAWS

     Certain provisions in the Company's Certificate of Incorporation and By-Laws may in certain circumstances have an antitakeover effect. These provisions (1) classify the Board of Directors into three classes, as nearly equal in number as possible, each of which serve for three years, with one class being elected each year; (2) provide that directors may be removed only for cause and only with the approval of the holders of at least 80% of the voting power of the capital stock of the Company entitled to vote generally in the election of directors (the "Voting Stock"); (3) provide that any vacancy on the Board of Directors shall be filled only by the remaining directors then in office, though less than a quorum; (4) require that shareholder action be taken at an annual or special meeting of shareholders and prohibit shareholder action by consent; (5) provide that special meetings of shareholders of the Company may be called only by the Board of Directors pursuant to a resolution adopted by a majority of the entire Board of Directors; and (6) provide that the shareholder vote required to alter, amend or repeal the foregoing provisions is 80% of the then-outstanding Voting Stock.

     The Certificate of Incorporation authorizes the issuance of five million shares of Preferred Stock of which 2.3 million shares have been issued as Series B Preferred Stock. In addition, sufficient shares of Preferred Stock have been reserved for issuance upon exercise of the Rights. It would be possible, within the limitations imposed by applicable law and the applicable rules of the New York Stock Exchange upon which the Common Stock is listed, for the Board of Directors to authorize the issuance of one or more series of Preferred Stock with voting rights (including class voting rights) or other rights, powers and preferences which could impede the success of a proposed merger, tender offer, proxy contest or other attempt to gain control of the Company. In a takeover or similar situation, the issuance by the Board of Directors of Preferred Stock having voting rights could dilute the voting power of the shares of Common Stock held by a potential acquiror. Moreover, if the Preferred Stock were to be issued with class voting rights such an issuance could potentially confer veto power over the proposed transaction on a party friendly to the Company's management.

     The Certificate of Incorporation also requires the approval by the holders of 80% of the then-outstanding Voting Stock as a condition for mergers and certain other business combinations of the Company ("Business Combinations") with any holder of more than 12 1/2% of such Voting Stock (an "Interested Shareholder") unless the transaction is either approved by at least a majority of the members of the Board of Directors who are unaffiliated with the Interested Shareholder and were directors before the Interested Shareholder became an Interested Shareholder (the "Continuing Directors") or certain minimum price and procedural requirements are met.

     While the foregoing provisions contained in the Certificate of Incorporation and By-Laws as well as those in the Rights Plan are intended to encourage persons seeking to acquire control of the Company to initiate such an acquisition through arm's-length negotiations with the Board of Directors, they could also have the effect of discouraging a third party from making a tender offer (including an offer at a substantial premium over the then-current market value of the Common Stock) or otherwise attempting to obtain control of the Company even though such an attempt might be beneficial to the Company and its shareholders. Since such provisions may have the effect of giving the Board of Directors more bargaining powers in negotiations with potential acquirors, they could also result in the Board of Directors using such bargaining power not only to try to negotiate a favorable price for an acquisition but also to negotiate more favorable terms for the management or the Board of Directors.

                         DESCRIPTION OF CREDIT FACILITY


     The following summary of the Company's revolving credit facility, which describes the material terms of such facility, does not purport to be complete and is qualified in its entirety by reference to the agreement (including the amendments thereto) for such facility, a copy of which has been filed as an exhibit to this Registration Statement. See "Available Information."


     The Company is a party to a secured reducing revolving credit agreement dated January 25, 1993 (as amended on April 12, 1993, August 11, 1993 and November 9, 1993) with a group of banks including Mase Westpac Limited, New York Branch, as agent, which currently provides for reducing revolving credit advances of up to $30.0 million. The facility must be repaid in its entirety no later than December 31, 1996.

     Pursuant to the terms of the credit facility, as amended, the availability under the revolving credit facility reduces as follows:

                                                             BASE           MAXIMUM
                            SCHEDULED                     COMMITMENT        AMOUNT
                          REDUCTION DATE                   REDUCTION       AVAILABLE
          ----------------------------------------------  -----------     -----------
          December 31, 1995.............................  $ 3,750,000     $26,250,000
          March 31, 1996................................    3,750,000      22,500,000
          June 30, 1996.................................    3,750,000      18,750,000
          September 30, 1996............................    3,750,000      15,000,000
          December 31, 1996.............................   15,000,000              --

     Commitment fees are 1/2 of 1 percent on the average daily unused portion of the maximum available amount of the base commitment. The interest rate options are a specified bank's reference rate plus 1/2 percent, a CD Rate plus 1 5/8 percent or the Offshore Rate plus 1 1/2 percent, each as defined in the agreement for the facility. No compensating balances are required. Borrowings under the agreement are collateralized by the Company's accounts receivable, inventories and specified marketable securities and cash equivalents. The agreement contains restrictive covenants concerning the maintenance of a minimum net worth, current ratio, leverage ratio and fixed charge coverage ratio. The agreement for the revolving credit facility restricts the Company from paying any dividends while there is an Event of Default (as defined in such agreement). Among other things, there will be an Event of Default if the Company violates the restrictive covenants described above.


     As of May 2, 1994, there were no amounts outstanding under the revolving credit facility. The Company does not currently anticipate borrowing material amounts under such facility in the foreseeable future.


                     CERTAIN UNITED STATES TAX CONSEQUENCES
                           FOR NON-U.S. SHAREHOLDERS

     The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of shares of Common Stock by a person that is a "Non-U.S. Shareholder." For purposes of this discussion, a "Non-U.S. Shareholder" means any person other than (i) an individual who is a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

     This discussion is for general information only and does not consider all aspects of United States federal tax consequences that may be relevant to a particular Non-U.S. Shareholder in light of such shareholder's particular tax position, and does not deal with state, local or foreign tax consequences. This discussion is based on the Internal Revenue Code, existing and proposed Treasury regulations, and judicial and administrative interpretations as of the date hereof, all of which are subject to change. Prospective investors are urged to consult their own tax advisors with respect to the United States federal, state and local tax consequences of owning and disposing of the Common Stock, as well as any tax consequences arising under the laws of any other taxing jurisdiction.

DIVIDENDS

     In the event that dividends are paid on the Common Stock, any such dividends paid to a Non-U.S. Shareholder will be subject to withholding of United States federal income tax at a rate of 30% of the amount of the dividend (or a lower rate prescribed by an applicable income tax treaty). However, if the dividend is effectively connected with the conduct of a United States trade or business by the Non-U.S. Shareholder and the Non-U.S. Shareholder properly files Internal Revenue Service Form 4224 (or such other applicable form required by the Internal Revenue Service) with the Company or its dividend-paying agent, then the dividend (i) will not be subject to income tax withholding, and (ii) except to the extent that an applicable income tax treaty provides otherwise, will be subject to United States federal income tax at progressive rates of tax. In the case of a Non-U.S. Shareholder that is a corporation, such effectively connected dividend income may also be subject to the branch profits tax (which is generally imposed on a foreign corporation on the repatriation from the United States of effectively connected earnings and profits) at a 30% rate (or a lower rate prescribed by an applicable income tax treaty).

     A Non-U.S. Shareholder that is eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the Internal Revenue Service.

     The Company is required to report annually to the Internal Revenue Service and each Non-U.S. Shareholder the amount of dividends paid to, and the income tax withheld with respect to, such shareholder. Such information may also be made available by the Internal Revenue Service to the tax authorities of the country in which the Non-U.S. Shareholder resides.

DISPOSITION OF COMMON STOCK

     Because the Company is a "U.S. real property holding corporation", a Non-U.S. Shareholder who held, directly or indirectly, at any time during the five-year period ending on the date of disposition of shares of Common Stock, more than 5% of any class of stock of the Company that is regularly traded on an established securities market within the meaning of the applicable Treasury regulations will be subject to United States federal income tax on the gain realized upon such disposition. Non-U.S. Shareholders will also be subject to U.S. federal income tax on the gain realized upon a disposition of shares of Common Stock of (i) the gain is effectively connected with a United States trade or business carried on by the Non-U.S. Shareholder and, if an income tax treaty applies, attributable to a United States permanent establishment maintained by the Non-U.S. Shareholder, (ii) the Non-U.S. Shareholder is an individual who holds the Common Stock as a capital asset, such shareholder is present in the United States for 183 days or more in the taxable year of the disposition and either the Non-U.S. Shareholder has a "tax home" in the United States for United States federal income tax purposes or the sale is attributable to an office or other fixed place of business maintained by the Non-U.S. Shareholder in the United States or (iii) the Non-U.S. Shareholder is subject to a tax pursuant to the provisions of United States tax law applicable to certain United States expatriates.

ESTATE TAX

     Shares of Common Stock owned or treated as owned by an individual who is not a citizen or resident (as specifically defined for U.S. federal estate tax purposes) of the United States at the time, of his or her death will be includable in the individual's gross estate for United States federal estate tax purposes and thus subject to United States federal estate tax, unless an applicable estate tax treaty provides otherwise.

UNITED STATES INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX

     United States information reporting requirements (other than the reporting of dividend payments for purposes of the 30% income tax withholding discussed under "Dividends" above) and backup withholding tax generally will not apply to a dividend payment made outside the United States to a Non-U.S. Shareholder, if the dividend is either subject to the 30% withholding tax discussed above or is subject to a reduced rate of such withholding tax under an applicable income tax treaty. Otherwise, information reporting and backup withholding tax at a 31% rate may apply to dividends paid on the Common Stock to a Non-U.S. Shareholder who fails to certify its non-U.S. status under penalties of perjury in the manner required by United States law or otherwise fails to establish an exemption.

     In addition, the payment of the proceeds of the sale of shares of Common Stock to or through the United States office of a broker will be subject to information reporting and possible 31% backup withholding unless the owner certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the sale of shares of Common Stock to or through the foreign office of a broker generally will not be subject to this backup withholding tax. In the case of the payment of proceeds from the disposition of shares of Common Stock through a foreign office of a broker that is a United States person or a "U.S. related person," existing regulations require information reporting but not backup withholding on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Shareholder and the broker has no actual knowledge to the contrary. For this purpose, a "U.S. related person" is (i) a "controlled foreign corporation" for United States federal income tax purposes, or (ii) a foreign person, 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a United States trade or business. Proposed Treasury regulations which have not been finally adopted contain a similar rule with respect to information reporting by a broker that is a United States person or a "U.S. related person." However, under the proposed regulations, such a person may only rely on documentary evidence to avoid information reporting if the foreign office "effects" the sale at such foreign office. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Shareholder will be allowed as a refund or a credit against such Non-U.S. Shareholder's United States federal income tax, provided that the required information is furnished to the Internal Revenue Service.

     These information reporting and backup withholding rules are under review by the Internal Revenue Service, and their application to the Common Stock could be changed by future regulations.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in a purchase agreement (the "Purchase Agreement") between the Company and each of the underwriters named below (the "Underwriters"), the Company has agreed to sell to the Underwriters, and each of the Underwriters for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated and Salomon Brothers Inc are acting as representatives (the "Representatives"), has severally agreed to purchase from the Company, the respective number of Shares set forth opposite each such Underwriter's name. The Underwriters will be committed to purchase all of the Shares if any are purchased. Under certain circumstances, the commitments of non-defaulting Underwriters may be increased as set forth in the Purchase Agreement.

                                                                               NUMBER OF
                                   UNDERWRITER                                   SHARES
     ------------------------------------------------------------------------  ----------
     Merrill Lynch, Pierce, Fenner & Smith
                  Incorporated...............................................
     Salomon Brothers Inc....................................................
                                                                               ----------
                  Total......................................................   6,500,000
                                                                               ----------
                                                                               ----------

     The Representatives have advised the Company that the Underwriters propose initially to offer the Shares to the public at the public offering price set forth on the cover page of the Prospectus and to certain dealers at such price
less a concession not in excess of $          per Share. The Underwriters may
allow, and such dealers may reallow, a discount not to exceed $     per Share to
certain other dealers. After the Offering, the public offering price, concession and discount may be changed.

     The Company has granted to the Underwriters an option, exercisable for 30 days after the date of this Prospectus, to purchase up to 975,000 additional Shares at the initial public offering price less the underwriting discount. The Representatives may exercise this option only to cover over-allotments, if any, made on the sale of Shares offered hereby. To the extent that the Representatives exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase the same percentage of such shares as the number of Shares to be purchased by each such Underwriter shown in the foregoing table bears to the total number of Shares initially offered hereby.

     The Company has agreed, for a period of 180 days after the date of this Prospectus, not to, without the prior written consent of the Representatives, offer, sell or offer to sell, grant any option for the sale of, or otherwise dispose of directly or indirectly, any shares of Common Stock or securities convertible into Common Stock, other than the sale of the Shares to the Underwriters and other than conversions of existing convertible securities, exercises of any outstanding options or warrants, grants of Common Stock or options pursuant to the Company's employee plans, and pursuant to the Rights.

     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     Each of the Representatives, from time to time, performs investment banking and other financial services for the Company.

                                 LEGAL MATTERS

     The validity of the Shares and certain other legal matters relating to the Offering will be passed upon for the Company by Wachtell, Lipton, Rosen & Katz, New York, New York. The validity of the Shares offered hereby will be passed upon for the Underwriters by Shearman & Sterling, Los Angeles, California.

                                    EXPERTS

     The consolidated financial statements and financial statement schedules of the Company and the supplemental consolidated financial statements reflecting the acquisition of Equinox accounted for as a pooling of interests included or incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been included or incorporated herein in reliance on the report of Coopers & Lybrand, independent accountants, given on the authority of that firm as experts in accounting and auditing. The consolidated financial statements of Equinox incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been incorporated herein in reliance on the report of Deloitte & Touche, chartered accountants, given on the authority of that firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Documents filed by the Company can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which exchange certain of the Company's securities are listed.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (together with all amendments thereto, the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the shares of Common Stock offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                     INFORMATION INCORPORATED BY REFERENCE

     The following documents filed by the Company with the Commission (File No. 1-8491) are incorporated in this Prospectus by reference and hereby made a part hereof: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1993; (ii) the Company's Proxy Statement, dated March 28, 1994, for the Annual Meeting of Stockholders to be held on May 6, 1994 (except for pages 8 through 12 thereof); (iii) the description of Common Stock contained in the Registration Statement on Form 8-B, dated May 6, 1983, filed under Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description; (iv) the description of the Company's Preferred Share Purchase Rights contained in the Registration Statement on Form 8-A, dated May 19, 1986, filed under
Section 12 of the Exchange Act, as amended by the description contained in the Current Report on Form 8-K, dated November 9, 1990, including any other amendment or report filed for the purpose of updating such description; (v) the description of the CoCa Warrants (as hereinafter defined) contained in the Registration Statement on Form 8-A, dated May 17, 1989, of CoCa Mines, Inc., as amended by CoCa Mines, Inc.'s Form 8 (Amendment No. 1), dated July 2, 1991, as amended by the Company's Form 8 (Amendment No. 2), dated May 8, 1992; (vi) the description of the Company's Series B Cumulative Convertible Preferred Stock contained in the Registration Statement on Form 8-A, dated June 18, 1993, filed under Section 12 of the Exchange Act; (vii) the description of the Company's Liquid Yield Option Notes due 2004 contained in the Registration Statement on Form 8-A, dated June 5, 1989, filed under Section 12 of the Exchange Act; (viii) the Company's Current Report on Form 8-K dated March 11, 1994, as amended by the Form 8-K/A-1 filed May 2, 1994; and (ix) the Company's Current Report on Form 8-K dated April 29, 1994.


     All reports and other documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering of the shares of Common Stock, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents (except for exhibits that are specifically incorporated by reference herein). Requests for such copies should be directed to the Company's principal executive offices located at 6500 Mineral Drive, Coeur d'Alene, Idaho 83814-8788, to the attention of Mr. Michael B. White, Secretary (telephone no. (208) 769-4100).

                        GLOSSARY OF CERTAIN MINING TERMS

     BALL CLAY -- A fine-grained, plastic, white firing clay used principally for bonding in ceramic ware.

     CASH PRODUCTION COSTS -- Includes all direct and indirect operating cash costs incurred at each operating mine.

     CASH PRODUCTION COSTS PER OUNCE -- Calculated based upon total cash production costs, as defined herein, net of by-product revenues earned from all metals other than the primary metal produced at each mine, divided by the total ounces of the primary metal produced.

     DECLINE -- An underground passageway connecting one or more levels in a mine, providing adequate traction for heavy, self-propelled equipment. Such underground openings are often driven in an upward or downward spiral, much the same as a spiral staircase.

     DEVELOPMENT -- Work carried out for the purpose of opening up a mineral deposit and making the actual ore extraction possible.

     DORE -- Unparted gold and silver poured into molds when molten to form buttons or bars. Further refining is necessary to separate the gold and silver.

     DRIFT -- A horizontal passage underground.

     EXPLORATION -- Work involved in searching for ore, usually by drilling or driving a drift.

     FELDSPARS -- Aluminosilicates that contain potassium, sodium and calcium. Feldspar products are primarily used in the ceramic whiteware, glass and paint industries.

     FULL PRODUCTION COSTS -- Includes all cash production costs, as defined, plus depreciation, depletion and amortization relating to each operating mine.

     FULL PRODUCTION COSTS PER OUNCE -- Calculated based upon total full production costs, as defined, divided by the total ounces of the primary metal produced.

     GRADE -- The average assay of a ton of ore, reflecting metal content.

     HEAP LEACHING -- A process involving the percolation of a cyanide solution through crushed ore heaped on an impervious pad or base to dissolve minerals or metals out of the ore.

     KAOLIN -- A fine, white clay used as a filler or extender in ceramics and refractories.

     MILL -- A processing plant that produces a concentrate of the valuable minerals or metals contained in an ore. The concentrate must then be treated in some other type of plant, such as a smelter, to effect recovery of the pure metal.

     ORE -- Material that can be mined and processed at a positive cash flow.

     PATENTED MINING CLAIM -- A parcel of land originally located on federal lands as an unpatented mining claim under the General Mining Law, the title of which has been conveyed from the federal government to a private party pursuant to the patenting requirements of the General Mining Law.

     PROBABLE RESERVES -- Resources for which tonnage and grade are computed primarily from specific measurements, samples or production data, and partly from projection for a reasonable distance on geologic evidence. The sites available for inspection, measurement and sampling are too widely or otherwise inappropriately spaced to permit the mineral bodies to be outlined completely, or the grade established throughout.

     PROVEN RESERVES -- Resources for which tonnage is computed from dimensions revealed in workings and drill holes and for which the grade is computed from the results of detailed sampling. The sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape and mineral content are all established. The computed tonnage and grade are judged to be accurate, within limits which are stated, and no such limit is judged to be different from the computed tonnage or grade by more than 20%.

     RESERVES -- That part of a mineral deposit that can be economically and legally extracted or produced at the time of the reserve determination. Reserves are customarily stated in terms of "ore" when dealing with metals.

     ROCKBURST -- Explosive rock failures caused by the pressure exerted by rock adjacent to mine openings far below the surface.

     SAND FILL -- The coarser fraction of concentrator tailings, which is conveyed underground in pipes as a slurry to support cavities left by extraction of ore.

     SHAFT -- A vertical or steeply inclined excavation for the purpose of opening and servicing a mine. It is usually equipped with a hoist at the top which lowers and raises a conveyance for handling personnel and materials.

     STOPE -- An underground excavation from which ore has been extracted either above or below mine level.

     TROY OUNCE -- Unit of weight measurement used for all precious metals. The familiar 16-ounce avoirdupois pound equals 14.583 troy ounces.

     UNDERHAND MINING -- The primary mining method employed in the Lucky Friday mine utilizing mechanized equipment, a ramp system and cemented sandfill. The method has proven effective in reducing mining cost and rockburst activity.

     UNPATENTED MINING CLAIM -- A parcel of property located on federal lands pursuant to the General Mining Law and the requirements of the state in which the unpatented claim is located, the paramount title of which remains with the federal government. The holder of a valid, unpatented load mining claim is granted certain rights including the right to explore and mine such claim under the General Mining Law.

     VEIN -- A mineralized zone having a more or less regular development in length, width and depth which clearly separates it from neighboring rock.

     WASTE -- Barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
Hecla Mining Company Audited Year-End
  Financial Statements:
  Report of Independent Accountants...................................................    F-2
  Consolidated Balance Sheets at December 31, 1993 and 1992...........................    F-3
  Consolidated Statements of Operations for the Years Ended December 31, 1993,
     1992 and 1991....................................................................    F-4
  Consolidated Statements of Cash Flows for the Years Ended December 31, 1993,
     1992 and 1991....................................................................    F-5
  Consolidated Statement of Changes in Shareholders' Equity for the Years Ended
     December 31, 1993, 1992 and 1991.................................................    F-6
  Notes to Consolidated Financial Statements..........................................    F-7
Supplemental (Hecla Mining Company and Equinox Resources Ltd.)
  Financial Statements:
  Report of Independent Accountants...................................................   F-26
  Supplemental Consolidated Balance Sheets at December 31, 1993 and 1992..............   F-27
  Supplemental Consolidated Statements of Operations for the Years Ended December 31,
     1993, 1992 and 1991..............................................................   F-28
  Supplemental Consolidated Statements of Cash Flows for the Years Ended December 31,
     1993, 1992 and 1991..............................................................   F-29
  Supplemental Consolidated Statement of Changes in Shareholders' Equity for the Years
     Ended December 31, 1993, 1992 and 1991...........................................   F-30
  Notes to Supplemental Consolidated Financial Statements.............................   F-31

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Shareholders
Hecla Mining Company

     We have audited the accompanying consolidated balance sheets of Hecla Mining Company and Subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hecla Mining Company and subsidiaries as of December 31, 1993 and 1992, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

     As discussed in Notes 6 and 9 to the consolidated financial statements, the Company changed its method of accounting for income taxes and postretirement benefits other than pensions in 1992.

                                          COOPERS & LYBRAND

Spokane, Washington
February 3, 1994, except for Note 5,
  as to which the date is February 8, 1994

                     HECLA MINING COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)


                                                                             DECEMBER 31,
                                                                         ---------------------
                                                                           1992         1993
                                                                         --------     --------
                                            ASSETS
Current assets:
  Cash and cash equivalents............................................  $  3,287     $ 37,891
  Short-term investments...............................................     --          27,540
  Accounts and notes receivable........................................    15,290       16,859
  Income tax refund receivable.........................................       390        --
  Inventories..........................................................    12,652       13,022
  Other current assets.................................................     1,349        1,915
                                                                         --------     --------
          Total current assets.........................................    32,968       97,227
Investments............................................................     4,822        6,211
Properties, plants and equipment, net..................................   179,827      222,870
Other noncurrent assets................................................     4,826        6,570
                                                                         --------     --------
          Total assets.................................................  $222,443     $332,878
                                                                         --------     --------
                                                                         --------     --------
                                         LIABILITIES
Current liabilities:
  Accounts payable and accrued expenses................................  $  9,003     $ 14,610
  Accrued payroll and related benefits.................................     2,139        2,056
  Preferred stock dividends payable....................................     --           2,012
  Accrued taxes........................................................     1,271          928
  Current portion of deferred income taxes.............................       285        --
                                                                         --------     --------
          Total current liabilities....................................    12,698       19,606
Deferred income taxes..................................................     1,038          359
Long-term debt.........................................................    70,382       49,489
Accrued reclamation costs..............................................    20,108       19,503
Other noncurrent liabilities...........................................     3,723        3,858
                                                                         --------     --------
          Total liabilities............................................   107,949       92,815
                                                                         --------     --------
Minority interest in consolidated subsidiary...........................       775        --
                                                                         --------     --------
Commitments and contingencies (Notes 2, 3 and 8)

                                     SHAREHOLDERS' EQUITY

Preferred stock, 25c par value, authorized 5,000,000 shares, issued and
  outstanding 1993 -- 2,300,000, liquidation preference $117,012.......     --             575
Common stock, 25c par value, authorized 100,000,000 shares; issued
  1993 -- 34,644,734, issued 1992 -- 31,651,192........................     7,912        8,661
Capital surplus........................................................    97,806      238,601
Retained earnings (deficit)............................................     8,927       (6,878)
Net unrealized loss on marketable equity securities....................       (16)          (8)
Less common stock reacquired, at cost; 1993 -- 62,226 shares,
  1992 -- 63,753 shares................................................      (910)        (888)
                                                                         --------     --------
          Total shareholders' equity...................................   113,719      240,063
                                                                         --------     --------
          Total liabilities and shareholders' equity...................  $222,443     $332,878
                                                                         --------     --------
                                                                         --------     --------


    The accompanying notes are an integral part of the financial statements.

                     HECLA MINING COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
          (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)


                                                                  YEAR ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1991         1992         1993
                                                             --------     --------     --------
Sales of products..........................................  $117,568     $100,651     $ 81,847
                                                             --------     --------     --------
Cost of sales and other direct production costs............    84,853       83,288       71,109
Depreciation, depletion and amortization...................    21,161       13,493       10,292
                                                             --------     --------     --------
                                                              106,014       96,781       81,401
                                                             --------     --------     --------
     Gross profit..........................................    11,554        3,870          446
                                                             --------     --------     --------
Other operating expenses:
  General and administrative...............................    14,054        8,520        6,961
  Exploration..............................................     5,693        7,659        4,353
  Research.................................................     1,538        1,317           --
  Depreciation and amortization............................       692          819          669
  Provision for closed operations and environmental
     matters...............................................     3,638       12,670        2,307
  Reduction in carrying value of mining properties.........        --       27,928          200
                                                             --------     --------     --------
                                                               25,615       58,913       14,490
                                                             --------     --------     --------
     Loss from operations..................................   (14,061)     (55,043)     (14,044)
                                                             --------     --------     --------
Other income (expense):
  Interest and other income................................     2,219       12,428        2,965
  Other expense............................................       (17)         (61)          (3)
  Gain (loss) on investments...............................       229       (2,115)        (144)
  Minority interest in net loss of consolidated
     subsidiary............................................       484           95           43
  Interest expense:
     Total interest cost...................................    (6,985)      (6,905)      (5,023)
     Less amount capitalized...............................       145        2,070        3,533
                                                             --------     --------     --------
                                                               (3,925)       5,512        1,371
                                                             --------     --------     --------
Loss before income taxes and cumulative effect of changes
  in accounting principles.................................   (17,986)     (49,531)     (12,673)
Income tax benefit.........................................     2,556          345          938
                                                             --------     --------     --------
Loss before cumulative effect of changes in accounting
  principles...............................................   (15,430)     (49,186)     (11,735)
Cumulative effect of changes in accounting principles......        --         (103)          --
                                                             --------     --------     --------
Net loss...................................................   (15,430)     (49,289)     (11,735)
Preferred stock dividends..................................        --           --       (4,070)
                                                             --------     --------     --------
Net loss applicable to common shareholders.................  $(15,430)    $(49,289)    $(15,805)
                                                             --------     --------     --------
                                                             --------     --------     --------
Net loss per common share:
  Loss before cumulative effect of changes in accounting
     principles and after preferred stock dividends........  $  (0.51)    $  (1.59)    $  (0.48)
  Cumulative effect of changes in accounting principles....        --        (0.01)          --
                                                             --------     --------     --------
                                                             $  (0.51)    $  (1.60)    $  (0.48)
                                                             --------     --------     --------
                                                             --------     --------     --------
Cash dividends per common share............................  $     --     $     --     $     --
                                                             --------     --------     --------
                                                             --------     --------     --------
Weighted average number of common shares outstanding.......    30,094       30,866       32,915
                                                             --------     --------     --------
                                                             --------     --------     --------


    The accompanying notes are an integral part of the financial statements.

                     HECLA MINING COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)


                                                                    YEAR ENDED DECEMBER 31,
                                                                 ------------------------------
                                                                   1991       1992       1993
                                                                 --------   --------   --------
Operating activities:
  Net loss.....................................................  $(15,430)  $(49,289)  $(11,735)
  Noncash elements included in net loss:
     Depreciation, depletion and amortization..................    21,853     14,312     10,961
     Deferred income tax benefit...............................    (1,429)      (120)      (964)
     Loss (gain) on disposition of properties, plants and
       equipment...............................................    (1,865)    (9,628)     1,300
     (Gain) loss on investments................................      (229)     2,115        144
     Accretion of interest on long-term debt...................     5,891      5,602      4,349
     Provision for reclamation and closure costs...............     2,898     12,305      1,635
     Reduction in carrying value of mining properties..........     --        27,928        200
     Gain on retirement of long-term debt......................     --          (510)      (323)
     Minority interest in net loss of consolidated
       subsidiary..............................................       484         95         43
  Change in:
     Accounts and notes receivable.............................      (844)     5,869     (1,569)
     Income tax refund receivable..............................     --         --           390
     Inventories...............................................    (3,047)     4,162       (370)
     Other current assets......................................      (920)       849       (566)
     Accounts payable and accrued expenses.....................    (2,808)       188      5,607
     Accrued payroll and related benefits......................     --          (443)       (83)
     Preferred stock dividends payable.........................     --         --         2,012
     Accrued taxes.............................................       359     (1,770)      (343)
     Noncurrent liabilities....................................      (160)    (2,184)    (2,105)
                                                                 --------   --------   --------
  Net cash provided by operating activities....................     4,753      9,481      8,583
                                                                 --------   --------   --------
Investing activities:
  Purchase of investments and increase in cash surrender value
     of life insurance.........................................      (219)      (117)      (554)
  Purchase of short-term investments, net......................     --         --       (27,540)
  Proceeds from sale of investments and subsidiary.............       738      --           273
  Additions to properties, plants and equipment................   (18,885)   (23,176)   (52,671)
  Proceeds from disposition of properties, plants and
     equipment.................................................     1,036     11,493      1,282
  Other, net...................................................     1,012       (272)    (2,105)
                                                                 --------   --------   --------
  Net cash applied to investing activities.....................   (16,318)   (12,072)   (81,315)
                                                                 --------   --------   --------
Financing activities:
  Repayment on gold loan.......................................    (1,387)     --         --
  Common stock issued under stock option plans.................     1,500        296      1,060
  Preferred stock issuance, net of issuance costs..............     --         --       110,346
  Acquisition of treasury stock................................        (4)     --         --
  Preferred stock dividends....................................     --         --        (4,070)
                                                                 --------   --------   --------
  Net cash provided by financing activities....................       109        296    107,336
                                                                 --------   --------   --------
Change in cash and cash equivalents:
  Net increase (decrease) in cash and cash equivalents.........   (11,456)    (2,295)    34,604
  Cash and cash equivalents at beginning of year...............    17,038      5,582      3,287
                                                                 --------   --------   --------
  Cash and cash equivalents at end of year.....................  $  5,582   $  3,287   $ 37,891
                                                                 --------   --------   --------
                                                                 --------   --------   --------
Supplemental disclosure of cash flow information:
  Cash paid during year for:
     Interest (net of amount capitalized)......................  $    182   $    159   $    318
                                                                 --------   --------   --------
                                                                 --------   --------   --------
     Income tax payments, net..................................  $    171   $    222   $     49
                                                                 --------   --------   --------
See Notes 2, 5, and 7 for noncash investing and financing activities.


    The accompanying notes are an integral part of the financial statements.

                     HECLA MINING COMPANY AND SUBSIDIARIES

           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991
                       (DOLLARS AND SHARES IN THOUSANDS)

                                                                                                           NET UNREALIZED
                                    PREFERRED STOCK    COMMON STOCK                RETAINED                    LOSS ON
                                    ---------------   ---------------    CAPITAL    EARNINGS    TREASURY   MARKETABLE EQUITY
                                    SHARES   AMOUNT   SHARES   AMOUNT    SURPLUS    (DEFICIT)    STOCK        SECURITIES
                                    ------   ------   ------   ------    --------   ---------   --------   -----------------
Balances, December 31, 1990.......            $       30,119   $7,530    $ 83,397   $ 73,646     $ (906)         $ (13)
  Net loss........................                                                   (15,430)
  Net change in unrealized loss on
    marketable equity
    securities....................                                                                                  (3)
  Stock issued under stock option
    plans
    Hecla.........................                       26         6         141
    CoCa..........................                      130        32       1,147
  Stock issued under CoCa employee
    stock ownership plan..........                       34         9         165
Acquisition of treasury stock.....                                                                  (4)
                                    ------   ------   ------   ------    --------   ---------   --------          -----
Balances, December 31, 1991.......                    30,309    7,577      84,850     58,216       (910)           (16)
  Net loss........................                                                   (49,289)
  Stock issued under stock option
    plans
    Hecla.........................                       17         4         117
    CoCa..........................                       20         5         170
  Stock issued for Mexican mineral
    concessions...................                      185        46       1,748
  Stock issued
    to retire long-term debt......                    1,120       280      10,921
                                    ------   ------   ------   ------    --------   ---------   --------         -----
Balances, December 31, 1992.......                    31,651    7,912      97,806      8,927       (910)           (16)
  Net loss........................                                                   (11,735)
  Preferred stock dividends ($1.77
    per share)....................                                                    (4,070)
  Stock issued under stock option
    plans
    Hecla.........................                       87        22         590
    CoCa..........................                       52        13         435
  Net change in unrealized loss on
    marketable equity
    securities....................                                                                                   8
  Treasury stock issued net
    of purchase...................                                            (12)                   22
  Stock issued for Mountain West
    Products......................                      655       164       6,141
  Preferred stock issuance, net of
    issuance costs................  2,300      575                        109,771
  Stock issued to retire
    long-term debt................                    2,200       550      23,870
                                    ------   ------   ------    ------   --------   ---------   --------         -----
Balances, December 31, 1993.......  2,300     $575    34,645   $8,661    $238,601   $ (6,878)    $ (888)         $  (8)
                                    ------   ------   ------   ------    --------   ---------   --------         -----
                                    ------   ------   ------   ------    --------   ---------   --------         -----

    The accompanying notes are an integral part of the financial statements.

                     HECLA MINING COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A. COMPANY'S BUSINESS AND CONCENTRATIONS OF CREDIT RISK -- Hecla Mining Company and its subsidiaries (the Company) are engaged in mining and mineral processing. Sales of metals products are made principally to domestic and foreign custom smelters and metal traders. Industrial minerals are sold principally to domestic manufacturers and wholesalers. Sales to significant metals customers, as a percentage of total sales of metals products, were as follows:


                                                                 1991     1992     1993
                                                                 ----     ----     ----
        Custom smelters........................................  26.9%    37.5%    27.3%
        Custom metal traders:
             Customer A........................................  15.2%    21.3%    17.1%
             Customer B........................................  21.8%    16.5%    16.8%
             Customer C........................................  11.8%    14.0%    15.5%
             Customer D........................................  13.7%     7.7%    13.3%



     During 1993, 1992 and 1991, the Company sold 19%, 26%, and 17% of its products to companies in foreign countries, respectively.

     The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company places its cash and temporary cash investments with high credit worthy institutions. At times such investments may be in excess of the FDIC insurance limit. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its trade accounts receivable credit risk exposure is limited.

     B. BASIS OF CONSOLIDATION -- The consolidated financial statements include the accounts of the Company, its majority-owned subsidiaries and its proportionate share of the accounts of the joint ventures in which it participates. All significant intercompany transactions and accounts are eliminated.

     C. INVENTORIES -- Inventories are stated at the lower of average cost or estimated net realizable value.

     D. INVESTMENTS -- The Company follows the equity method of accounting for investments in common stock of operating companies 20% to 50% owned. Investments in non-operating companies that are not intended for resale or are not readily marketable are valued at the lower of cost or net realizable value. The carrying value of marketable equity securities is based on the lower of aggregate cost or quoted market value. The cost of investments sold is determined by specific identification.

     Short-term investments represent investments in certificates of deposits, commercial paper and U.S. Treasury Notes recorded at amortized cost, plus accrued interest, which approximates market value.

     E. PROPERTIES, PLANTS AND EQUIPMENT -- Properties, plants and equipment are stated at the lower of cost or estimated net realizable value. Maintenance, repairs and renewals are charged to operations. Betterments of a major nature are capitalized. When assets are retired or sold, the costs and related allowances for depreciation and amortization are eliminated from the accounts and any resulting gain or loss is reflected in operations. Idle facilities, placed on a standby basis, are carried at the lower of net book value or estimated net realizable value.

     Management of the Company reviews the net carrying value of all facilities, including idle facilities, on a regular, periodic basis. These reviews consider, among other factors, (1) the net realizable value of each major type of asset, on a property-by-property basis, to reach a judgment concerning possible permanent impairment of value and any need for a write-down in asset value, (2) the ability of the Company to fund all care, maintenance and standby costs, (3) the status and usage of the assets, while in a standby mode, to thereby determine whether some form of amortization is appropriate, and (4) current projections of metal prices that

                     HECLA MINING COMPANY AND SUBSIDIARIES
affect the decision to reopen or make a disposition of the assets. The Company estimates the net realizable value of each property based on the estimated undiscounted future cash flows that will be generated from operations at each property, the estimated salvage value of the surface plant, equipment and the value associated with property interests. These estimates of undiscounted future cash flows are dependent upon estimates of metal to be recovered, future production costs and future metal prices over the estimated remaining mine life.



     Depreciation is based on the estimated useful lives of the assets and is computed using straight-line, declining-balance, and unit-of-production methods. Depletion is computed using the unit-of-production method.


     F. MINE EXPLORATION AND DEVELOPMENT -- Exploration costs are charged to operations as incurred, as are normal development costs at operating mines. Major mine development expenditures at operating properties and at new mining properties not yet producing are capitalized.

     G. RECLAMATION OF MINING AREAS -- Minimum standards for mine reclamation have been established by various governmental agencies which affect certain operations of the Company. A reserve for mine reclamation costs has been established for restoring certain abandoned and currently disturbed mining areas based upon estimates of cost to comply with existing reclamation standards. Mine reclamation costs for operating properties are accrued using the unit-of-production method.

     H. INCOME TAXES -- In the fourth quarter of 1992, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), retroactive to January 1, 1992. SFAS No. 109 requires a company to recognize deferred tax liabilities and assets for the expected future income tax consequences of events that have been recognized in a company's financial statements. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse. In 1991, the Company utilized the liability method of accounting for income taxes as required by Statement of Financial Accounting Standards No. 96.

     I. NET LOSS PER COMMON SHARE -- Net loss per common share is computed by adding preferred stock dividends to net loss and dividing the result by the weighted average number of shares of common stock and common stock equivalents (stock options) outstanding during each reporting period unless the common stock equivalents are anti-dilutive. Due to the net losses in 1993, 1992 and 1991, common stock equivalents are anti-dilutive and therefore have been excluded from the computation.

     J. REVENUE RECOGNITION -- Sales of metal products sold directly to smelters are recorded when they are received by the smelter, at estimated metal prices. Recorded values are adjusted periodically and upon final settlement. Metal in products tolled (rather than sold to smelters) is sold under contracts for future delivery; such sales are recorded at contractual amounts when products are available to be processed by the smelter or refinery. Sales of industrial minerals are recognized as the minerals are delivered.

     K. INTEREST EXPENSE -- Interest costs incurred during the construction of qualifying assets are capitalized as part of the asset cost.

     L. CASH EQUIVALENTS -- The Company considers cash equivalents to consist of highly liquid investments with a remaining maturity of three months or less when purchased. For investments characterized as cash equivalents, the carrying value is a reasonable estimate of fair value.

     M. FOREIGN CURRENCY TRANSLATION -- All assets and liabilities of the Company's Canadian and Mexican operations are translated to U.S. dollars using the exchange rate at the balance sheet date. Income and expense items are translated using average exchange rates. Gains and losses from foreign currency transactions are included in operations.

                     HECLA MINING COMPANY AND SUBSIDIARIES

NOTE 2: BUSINESS COMBINATIONS

  Equinox Resources Limited

     On December 29, 1993, the Company, two wholly owned Canadian subsidiaries of the Company, and Equinox Resources Ltd. ("Equinox"), a mining, exploration and development company, incorporated under the laws of the Province of British Columbia and headquartered in Vancouver, Canada, executed an Acquisition Agreement providing for the Company's acquisition of Equinox. Pursuant to the Acquisition Agreement and related Plan of Arrangement, upon consummation of the transactions contemplated thereby, (i) Equinox common shareholders will receive
0.3 common share of the Company ("Company common shares"), for each outstanding Equinox common share, (ii) holders of Equinox's Series "A" production participating preferred shares will receive newly issued production notes of the Company with the same material terms and conditions, and (iii) outstanding Equinox options and warrants will become exercisable for Company common shares. In connection with the acquisition of Equinox, the Company expects to issue approximately 6.3 million Company common shares, including shares issuable upon exercise of outstanding Equinox options and warrants.

     The Board of Directors of the Company and Equinox have each approved the Acquisition Agreement. However, the transactions contemplated by the Acquisition Agreement are subject to a number of conditions including, without limitation, approval by Equinox shareholders, and approval by a Canadian court of the Plan of Arrangement.

     Assuming the transaction is consummated as planned, the acquisition will be treated as a pooling-of-interests, and accordingly, the consolidated financial statements will be restated to reflect the accounts of Equinox.

     Pro forma unaudited results of operations assuming the merger had occurred on January 1, 1991, are as follows (in thousands except per-share data):


                                                           1991         1992         1993
                                                         --------     --------     --------
    Net sales..........................................  $117,568     $101,621     $ 92,888
    Net loss applicable to common shareholders.........   (15,521)     (55,276)     (21,852)
    Net loss per common share..........................     (0.46)       (1.59)       (0.57)


     The pro forma information above includes adjustments related to conforming Equinox's accounting policies for income taxes, reclamation, asset recoverability, and exploration costs to those of the Company.

  Mountain West Bark Products, Inc.

     In December 1993, the Company acquired all of the issued and outstanding common stock of Mountain West Bark Products, Inc. ("Mountain West") through the issuance of 655,000 shares of the Company's common stock. Mountain West is engaged primarily in the purchasing, processing and marketing of certain waste products from lumber milling operations in the western intermountain region. These products are sold as soil amendments, landscape mulches and decorative ground cover for landscape purposes. The transaction has been accounted for as a purchase and, accordingly, the acquired assets and liabilities have been recorded at their estimated fair value at December 1, 1993, the date of the acquisition. Mountain West's operating results have been included in the consolidated financial statements since that date and were immaterial to the Company. Results of operations of Mountain West prior to December 1, 1993, were not material and, therefore, are not presented. The value of the Company's common shares issued in this transaction was approximately $6,305,000. Goodwill of $1,733,000 was recorded in the transaction and is being amortized straight-line over 15 years.

                     HECLA MINING COMPANY AND SUBSIDIARIES

NOTE 3:  INVENTORIES

     Inventories consist of the following (in thousands):


                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1992        1993
                                                                       -------     -------
    Concentrates and metals in transit and other products............  $ 1,779     $ 1,189
    Industrial minerals products.....................................    4,192       5,260
    Materials and supplies...........................................    6,681       6,573
                                                                       -------     -------
                                                                       $12,652     $13,022
                                                                       -------     -------
                                                                       -------     -------


     At December 31, 1993, the Company had forward sales commitments for 4,500 ounces of gold at an average price of $363 per ounce. The commitments are for delivery in February 1994. There is no silver committed to forward sales at December 31, 1993. The Company purchased options to put 41,880 ounces of gold to the counterparties at an average price of $385 per ounce. Concurrently, the Company sold options to allow the counterparties to call 41,880 ounces of gold from the Company at an average price of $453 per ounce. There was no net cost associated with the purchase and sale of these options.

NOTE 4:  INVESTMENTS

     Investments consist of the following components (in thousands):

                                                                    CARRYING               MARKET
                                                                     VALUE       COST      VALUE
                                                                    -------     ------     ------
December 31, 1993:
  Marketable equity securities....................................  $    23     $   31      $ 23
  Other investments...............................................    6,188      6,188
                                                                    -------     ------
                                                                    $ 6,211     $6,219
                                                                    -------     ------
                                                                    -------     ------
December 31, 1992:
  Marketable equity securities....................................  $    16     $   32      $ 16
  Other investments...............................................    4,806      4,806
                                                                    -------     ------
                                                                    $ 4,822     $4,838
                                                                    -------     ------
                                                                    -------     ------

     At December 31, 1993, the portfolio of noncurrent marketable equity securities includes gross unrealized gains of approximately $9,000 and gross unrealized losses of approximately $17,000. The other investments are principally large blocks of common and preferred stock in several mining companies, investments in various ventures, and cash surrender value of life insurance policies. The securities are generally restricted as to trading or marketability, although some are traded on various exchanges.

     At December 31, 1993, other investments with a carrying value of $5,430,632 had an estimated fair value of $7,689,811 based on the quoted market price for such securities and cash values of life insurance policies. For the remaining other investments, for which there are no reliable quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs.

     During the fourth quarter of 1992, the Company wrote down its common stock investment in Granduc Mines Limited (Granduc) to current estimated market value. The $2.1 million write-down of this investment was recorded to reflect the apparent other-than-temporary decline in market value of the common stock investment due to continued depressed metal prices. At December 31, 1993, the Company's carrying value of its Granduc common stock investment was approximately $1,488,000.

                     HECLA MINING COMPANY AND SUBSIDIARIES

     On January 24, 1994, the Company sold its entire investment in Granduc by selling 2,000,000 Granduc common shares to Conwest Exploration Company Limited and 815,330 Granduc common shares to Jascan Resources Inc., both of which are Toronto, Ontario, Canada-based companies. The Company recognized a gain on the sale of approximately $1,327,000 in the first quarter of 1994.

     On June 30, 1993, the Company sold substantially all of its interest in Acadia Mineral Ventures Limited, a previously consolidated subsidiary, to Kingswood Resources, Inc., a Canadian exploration and development company, for Canadian $350,000 cash, plus 5,000,000 Kingswood Resources, Inc. common shares. The Company recognized a loss on the sale of approximately $120,000 in the second quarter of 1993.

NOTE 5:  PROPERTIES, PLANTS AND EQUIPMENT

     The major components of properties, plants and equipment are (in thousands):


                                                                         DECEMBER 31,
                                                                     ---------------------
                                                                       1992         1993
                                                                     --------     --------
    Mining properties..............................................  $ 39,811     $ 54,984
    Deferred development costs.....................................   127,529      154,005
    Plants and equipment...........................................   167,873      178,640
    Land...........................................................     6,176        6,163
                                                                     --------     --------
                                                                      341,389      393,792
    Less accumulated depreciation, depletion and amortization......   161,562      170,922
                                                                     --------     --------
    Net carrying value.............................................  $179,827     $222,870
                                                                     --------     --------
                                                                     --------     --------


     Based on its periodic reviews of the status of various mining properties and investments, the Company determined in the fourth quarter of 1992 that certain adjustments were appropriate to properly reflect estimated net realizable values. These adjustments consisted primarily of the write-downs of various properties, plants and equipment totaling approximately $28.0 million. The major portion of the adjustments related to the $13.5 million write-down of the Company's interest in the Apex processing facility, a hydrometallurgical processing plant near St. George, Utah. The Company continues to evaluate the feasibility of custom recoveries of specialty metals and chemical products. Also in 1992, due to depressed silver prices, the Company recorded write-downs of approximately $9.0 million related to the Consolidated Silver and Hog Heaven silver properties, located in North Idaho and northwest Montana, respectively. The Lisbon Valley Project in Utah, a joint venture which is fully developed for uranium and vanadium production, was also written down in 1992 by approximately $3.5 million to its estimated net realizable value. Included in the 1992 write-downs were approximately $1.5 million and $0.4 million related to the Company's interests in the Creede and Hardscrabble gold and silver properties, respectively, both located in Colorado.

     On May 19, 1992, the Company acquired interests in a number of Mexican mineral concessions for approximately $2.9 million. The purchase consideration included the issuance of 184,862 shares of the Company's common stock valued at $1.8 million.

     The net carrying values of the major mining properties of the Company that were on a standby or idle basis at December 31, 1993 and 1992 were approximately $55.3 million and $5.3 million, respectively. Operations at the Greens Creek mine, with a net carrying value of $49.2 million at December 31, 1993, were suspended in April 1993 pending improvement in lead, zinc and silver prices.

     On February 8, 1994, the Company sold a 20 percent interest in its Grouse Creek gold project to Great Lakes Minerals Inc. of Toronto, Ontario ("Great Lakes"). The purchase price of $6.8 million represents 20 percent of the amount spent by the Company on acquisition, exploration and development of the project through June 30, 1993, including a fixed premium of $1.25 million. In addition, Great Lakes will fund its pro-

                     HECLA MINING COMPANY AND SUBSIDIARIES
rata share of the total construction cost for Grouse Creek from July 1, 1993 to the completion of the project which is currently estimated at $90 million, and has the option to increase its ownership to a maximum of 30 percent by contributing additional funds on a proportional basis.

NOTE 6:  INCOME TAXES

     Major components of the Company's income tax provision (benefit) are as follows (in thousands):


                                                                1991       1992      1993
                                                               -------     -----     -----
    Current:
      Federal................................................  $(1,375)    $(390)    $(200)
      State..................................................      248       165       226
                                                               -------     -----     -----
              Total current..................................   (1,127)     (225)       26
                                                               -------     -----     -----
    Deferred:
      Federal................................................   (1,390)      (17)     (728)
      State..................................................      (39)     (103)     (236)
                                                               -------     -----     -----
              Total deferred.................................   (1,429)     (120)     (964)
                                                               -------     -----     -----
    Income tax benefit.......................................  $(2,556)    $(345)    $(938)
                                                               -------     -----     -----
                                                               -------     -----     -----


     Effective January 1, 1992, the Company adopted the provisions of SFAS No.
109. As of January 1, 1992, the Company recorded a tax benefit of approximately $1.5 million ($0.049 per common share), which represents the net decrease in the deferred tax liability as of that date. This has been reflected in the consolidated statement of operations as a component of the cumulative effect of changes in accounting principles.

     In 1992 and 1991, for income tax purposes, the Company carried back current operating losses to offset income recorded in prior years and recorded income tax refunds of approximately $390,000 and $2.2 million, respectively.

     The sources of significant temporary differences which gave rise to the deferred tax provision (benefit) and their effects were as follows (in thousands):


                                                                 1991        1992        1993
                                                                -------     -------     -------
Depreciation, depletion, deferred development and exploration
  costs.......................................................  $   311     $   196     $ 5,739
Utilization of capital losses.................................   (1,740)      2,428        (941)
Reclamation costs.............................................      (87)     (3,457)        476
Reduction in carrying values of mining properties, plants
  and equipment...............................................    --         (8,826)      --
Gain on sale of mineral property..............................     (466)      --          --
Unrealized losses on marketable equity securities.............      580      (1,491)        (84)
Increase of investment tax credits available to reduce
  deferred taxes..............................................     (109)      --          --
Change in valuation allowance associated with the ability to
  use net operating losses....................................    --         11,168      (6,361)
Postretirement benefits.......................................    --           (543)         (3)
Alternative minimum tax credit carryforward...................    --            390         156
Other, net....................................................       82          15          54
                                                                -------     -------     -------
                                                                $(1,429)    $  (120)    $  (964)
                                                                -------     -------     -------
                                                                -------     -------     -------

                     HECLA MINING COMPANY AND SUBSIDIARIES

     The components of the net deferred tax liability as of December 31, 1993 and 1992, were as follows (in thousands):

                                                                             1993
                                                             -------------------------------------
                                                                   DEFERRED TAX
                                                             ------------------------
                                                              ASSETS      LIABILITIES      TOTAL
                                                             --------     -----------     --------
Accrued reclamation costs..................................  $  5,739                     $  5,739
Investment valuation differences...........................     1,754                        1,754
Miscellaneous..............................................     2,039                        2,039
Postretirement benefits other than pensions................       742                          742
Other liabilities..........................................       188                          188
Deferred compensation......................................       406                          406
Accounts receivable........................................       456                          456
Properties, plants and equipment...........................                $  (19,309)     (19,309)
Deferred income............................................                      (440)        (440)
Pension costs..............................................                      (477)        (477)
Deferred state income taxes, net...........................                    (2,271)      (2,271)
                                                             --------     -----------     --------
     Total temporary differences...........................    11,324         (22,497)     (11,173)
                                                             --------     -----------     --------
Mexican net operating losses...............................     1,280                        1,280
Federal net operating losses...............................    55,598                       55,598
State net operating losses.................................     4,359                        4,359
Tax credit carryforwards...................................     1,626                        1,626
                                                             --------     -----------     --------
Total net operating losses and tax credits.................    62,863                       62,863
                                                             --------     -----------     --------
Valuation allowance........................................   (52,049)                     (52,049)
                                                             --------     -----------     --------
Net deferred tax assets and liabilities....................  $ 22,138      $  (22,497)    $   (359)
                                                             --------     -----------     --------
                                                             --------     -----------     --------

                     HECLA MINING COMPANY AND SUBSIDIARIES

                                                                             1992
                                                             -------------------------------------
                                                                   DEFERRED TAX
                                                             ------------------------
                                                              ASSETS      LIABILITIES      TOTAL
                                                             --------     -----------     --------
Accrued reclamation costs..................................  $  5,833                     $  5,833
Investment valuation differences...........................     1,670                        1,670
Miscellaneous..............................................     1,236                        1,236
Postretirement benefits other than pensions................       738                          738
Other liabilities..........................................       698                          698
Deferred compensation......................................       532                          532
Accounts receivable........................................       456                          456
Properties, plants and equipment...........................                $  (13,570)     (13,570)
Deferred income............................................                      (516)        (516)
Pension costs..............................................                      (315)        (315)
Deferred state income taxes, net...........................                    (1,153)      (1,153)
                                                             --------     -----------     --------
     Total temporary differences...........................    11,163         (15,554)      (4,391)
                                                             --------     -----------     --------
Federal net operating losses...............................    46,645                       46,645
State net operating losses.................................     3,248                        3,248
Tax credit carryforwards...................................     1,630                        1,630
Alternative minimum tax credit carryforwards...............       156                          156
                                                             --------     -----------     --------
Total net operating losses and tax credits.................    51,679                       51,679
                                                             --------     -----------     --------
Valuation allowance........................................   (48,611)                     (48,611)
                                                             --------     -----------     --------
Net deferred tax assets and liabilities....................  $ 14,231      $  (15,554)    $ (1,323)
                                                             --------     -----------     --------
                                                             --------     -----------     --------

     The Company has recorded a valuation allowance to reflect the estimated amount of deferred tax assets which may not be realized principally due to expiration of net operating losses and tax credit carryforwards. The change in the valuation allowance is as follows (in thousands):


                                                                       1992         1993
                                                                     --------     --------
    Balance at beginning of year...................................  $(26,148)    $(48,611)
    Net increase in allowance related to uncertainty of recovery of
      net operating loss carryforwards.............................   (24,891)      (3,438)
    Utilization of capital loss carryforwards......................     2,428           --
                                                                     --------     --------
    Balance at end of year.........................................  $(48,611)    $(52,049)
                                                                     --------     --------
                                                                     --------     --------


     The annual tax benefit is different from the amount which would be provided by applying the statutory federal income tax rate to the Company's pretax loss. The reasons for the difference are as follows (in thousands):


                                                     1991      %      1992      %     1993      %
                                                    -------   ---   --------   ---   -------   ---
Computed "statutory" benefit......................  $(6,115)  (34)  $(16,841)  (34)  $(4,309)  (34)
Effect of adjustments associated with the
  alternative minimum tax.........................    3,594    20      --      --      --      --
Investment and foreign tax credits................     (202)   (1)     --      --      --      --
Nonutilization of net operating losses............    --      --      16,455    33     3,508    28
State income taxes, net of federal tax benefit....      167     1         41   --       (137)   (1)
                                                    -------   ---   --------   ---   -------   ---
Income tax benefit................................  $(2,556)  (14)  $   (345)   (1)  $  (938)   (7)
                                                    -------   ---   --------   ---   -------   ---
                                                    -------   ---   --------   ---   -------   ---

                     HECLA MINING COMPANY AND SUBSIDIARIES

     Certain of the Company's net operating loss carryovers are attributed to preference related items, and therefore are not available to offset alternative minimum taxable income. However, they are available to offset future regular taxable income. At December 31, 1993, the Company had tax basis net operating loss carryovers available to offset future regular and alternative minimum taxable income. These carryovers expire as follows (in thousands):

                                                  REGULAR TAX NET      ALTERNATIVE MINIMUM TAX
                                                  OPERATING LOSSES      NET OPERATING LOSSES
                                                  ----------------     -----------------------
        1994....................................      $ 11,009                 $
        1995....................................        12,590                       5
        1996....................................           268                     268
        1997....................................         2,020                     695
        1998....................................        11,005                     308
        1999....................................         6,235                   1,199
        2000....................................         3,089                     789
        2001....................................         4,538                   1,683
        2002....................................         1,359                     346
        2003....................................         1,150                     623
        2004....................................        13,131                     532
        2005....................................        17,201                     878
        2006....................................        25,000                   3,105
        2007....................................        27,088                  17,414
        2008....................................        27,840                  22,731
                                                  ----------------          ----------
                                                      $163,523                 $50,576
                                                  ----------------          ----------
                                                  ----------------          ----------

     In addition to the above, the Company had Mexican tax net operating loss carryovers totaling $1,280,000, which expire in 1998.

     During 1992, the Company used prior year capital loss carryovers of approximately $7.4 million to offset 1992 capital gains. At December 31, 1993, for income tax purposes, the Company had approximately $6.0 million of alternative minimum tax net operating losses generated by CoCa Mines Inc. ("CoCa") prior to its merger with the Company in 1991. Due to the merger, there are limitations on the amount of these net operating losses that can be utilized in any given year to reduce certain future taxable income.

NOTE 7:  LONG-TERM DEBT AND CREDIT AGREEMENT

     Long-term debt at December 31, 1993 and 1992, consisted of the following (in thousands):


                                                                        1992        1993
                                                                       -------     -------
    Zero coupon convertible notes....................................  $69,376     $48,433
    Notes payable....................................................      917         962
    Other long-term debt.............................................       89          94
                                                                       -------     -------
                                                                       $70,382     $49,489
                                                                       -------     -------
                                                                       -------     -------


  Zero Coupon Convertible Notes

     During 1989, the Company issued subordinated zero coupon convertible notes, due June 14, 2004, with a face value at maturity of $201,250,000. These Liquid Yield Option Notes ("LYONs") were issued at 30.832% of their face value at maturity which results in an 8% yield compounded semiannually to maturity. These notes are carried net of original issue discount, which is being amortized by the interest method over the

                     HECLA MINING COMPANY AND SUBSIDIARIES
life of the issue. The outstanding balances at December 31, 1993 and 1992, include the accrued original issue discount. The noteholder, at his option, may convert each note with a face value of $1,000 into 20.824 shares of the Company's common stock. The notes are redeemable in cash at any time at the option of the Company, in whole or in part, at redemption prices equal to the issue price plus original issue discount to the date of redemption. The Company will purchase any note with a face value of $1,000 at the option of the holder on June 14, 1994 ("Put Feature"), at a purchase price of $456.39 (issue price plus original issue discount to such date). The Company, at its option, may pay such purchase price in cash, shares of common stock or extension notes, but not in any combination thereof. However, because of the Company's need to utilize cash for planned capital expenditures, absent any action by the Company, it will pay for any LYONs delivered to it pursuant to the Put Feature by issuing Company common stock. The Company is unable to predict how many LYONs it may be required to purchase pursuant to the Put Feature and cannot predict what effect the Put Feature will have on the market price of Company common stock.

     The Company is currently considering several alternatives with respect to the Put Feature. Among the alternatives being examined by the Company is the sale of additional shares of the Company's common stock (or other Company securities) with the proceeds of such an offering being used either to redeem all of the outstanding LYONs or to pay cash for LYONs delivered to the Company pursuant to the Put Feature (and any remaining proceeds would be used for the Company's capital expenditures). The Company is also considering amending certain terms of the LYONs in order to make it less likely that the Put Feature will be exercised on June 14, 1994, including changing the conversion ratio to increase the number of shares of the Company's common stock that would be issuable for each LYON. If either of these alternatives is pursued, then additional shares of Company common stock could be issued, although the Company's intent with respect to these alternatives is to issue less shares of Company common stock (other than any securities sold to raise additional funds for capital expenditures) than would be the case if the Company was required to repurchase all of the outstanding LYONs pursuant to the Put Feature on June 14, 1994. However, if the Company takes no action with respect to the Put Feature and is required to purchase all of the outstanding LYONs on June 14, 1994, based upon current market prices ($11.63 on December 31, 1993), the Company would have to issue approximately 4,300,000 shares of Company common stock. There can be no assurance that the Company will determine to pursue, or be successful in pursuing, any alternative (including and in addition to the alternatives discussed above) to reduce the likelihood that the Put Feature will result in the issuance of a significant amount of the Company's common stock.

     At December 31, 1993, remaining deferred debt issuance costs of approximately $1.4 million incurred in connection with the issuance of this debt is being amortized using the interest method over the life of the issue.

     On May 19, 1992, the Company exchanged 1,120,125 shares of its common stock for 30,900 outstanding LYONs. In the noncash transaction, the Company recorded the issuance of common stock totaling approximately $11.2 million and the reduction of long-term debt and deferred issuance costs totaling approximately $12.0 million and $0.3 million, respectively, recognizing a gain totaling approximately $0.5 million.

     On April 29, 1993, the Company exchanged 2.2 million shares of its common stock for 60,400 outstanding LYONs. The Company recorded the issuance of common stock totaling approximately $24.4 million and the reduction of long-term debt and deferred issuance costs totaling approximately $25.2 million and $0.5 million, respectively, recognizing a gain from this transaction of approximately $0.3 million. The market value of the outstanding LYONs at December 31, 1993, is $48.4 million based on quoted market prices for the debt.

                     HECLA MINING COMPANY AND SUBSIDIARIES

  Notes Payable

     The notes are noninterest-bearing, discounted at 15% and payable in three annual equal amounts from the date of commercial production of the Grouse Creek property which is currently estimated to be October 1994. The fair value of these notes payable approximates the carrying value at December 31, 1993.

  Revolving Credit Agreement

     On January 25, 1993, the Company entered into a secured reducing revolving credit facility. The agreement provided for reducing revolving credit advances of up to $24.0 million. On November 11, 1993, the Company amended this agreement to provide for reducing revolving credit advances of up to $30.0 million. There were no outstanding borrowings under this agreement at December 31, 1993. Pursuant to the amended agreement, the availability under the facility reduces as follows:

                          SCHEDULED                  BASE COMMITMENT     BASE COMMITMENT
                       REDUCTION DATE                   REDUCTION           AVAILABLE
          -----------------------------------------  ---------------     ---------------
          December 31, 1995........................    $ 3,750,000         $26,250,000
          March 31, 1996...........................      3,750,000          22,500,000
          June 30, 1996............................      3,750,000          18,750,000
          September 30, 1996.......................      3,750,000          15,000,000
          December 31, 1996........................     15,000,000            --

     Commitment fees are 1/2 of 1 percent on the average daily unused portion of the base commitment. The interest rate options are a specified bank's reference rate plus 1/2 percent, a CD Rate plus 1 5/8 percent or the Offshore Rate plus
1 1/2 percent. No compensating balances are required. Borrowings under the agreement are collateralized by the Company's accounts receivable, inventories, and specified marketable securities. The agreement contains restrictive covenants, among others, concerning the maintenance of a minimum net worth, current ratio, leverage ratio, and fixed charge coverage ratio.

NOTE 8:  CONTINGENCIES

     The Company has received notices from the United States Environmental Protection Agency ("EPA") that it and numerous other parties are potentially responsible to remediate alleged hazardous substance releases at several sites under the Comprehensive Environmental Response Compensation and Liability Act of 1980 ("CERCLA" or "Superfund"). In addition, in January of 1985, the Company was named, along with a number of other parties, as a third-party defendant in a suit initially brought by the State of Colorado against ASARCO Inc. in December 1983 in Colorado Federal District Court under CERCLA to recover natural resource damages allegedly caused by releases of hazardous substances into the environment from the Yak Tunnel, located near Leadville, Colorado ("Leadville Site"). The third-party complaint seeks contribution from the third-party defendants for damages which ASARCO may be held liable for in the primary action. In August 1986, the Company was named a defendant in a lawsuit brought in Colorado Federal District Court by the United States of America against the Company and a number of other parties seeking to recover the United States' response costs under CERCLA incurred or to be incurred at the Leadville Site covered by the State of Colorado lawsuit filed previously. The state and federal government CERCLA litigation related to the Leadville Site was consolidated into a single lawsuit on February 2, 1987. In September 1991, the Company entered into an Order on Consent with the EPA and the Department of Justice pursuant to which the Company and the federal government agreed to a three-step process for settling the Company's liability to the federal government at the Leadville Site. As a step in the three-step settlement process, on January 6, 1993, the Colorado Federal District Court entered a Partial Consent Decree between the United States and the Company which resolves all issues concerning the Company's alleged liability to the United States for response costs at the site, except for response costs related to certain mill tailings impoundments located at the

                     HECLA MINING COMPANY AND SUBSIDIARIES

Leadville Site. The Company paid the United States $450,000 under the decree. The other two steps in the settlement process at the site relate to the Company finalizing a study of any environmental impacts associated with the tailings impoundments and implementing the appropriate response activity to address these impacts. In July 1993, the Company completed and delivered to EPA the study report analyzing the environmental impacts associated with the tailings impoundments. Based on that study report, EPA has selected a response action for the tailings impoundments which requires capping and providing of vegetation cover for the tailings impoundments. The Company has recently finalized the terms of a consent decree with the federal government providing for the payment by the Company of $516,000 to cover a portion of EPA's past costs at the site and a portion of the costs of the selected response action for the tailings impoundments. The consent decree is in the process of being signed by all parties and must also be approved by the Colorado Federal District Court. Upon final approval of the consent decree, the Company will be released from liability for response costs for the entire Leadville Site. In November 1991, the Company finalized a settlement with two primary liability insurers concerning insurance coverage for the Company's environmental liability at the Leadville Site. The monies received in the insurance settlement in November 1991 are sufficient to cover the Company's CERCLA liability at the site.


     In October 1989, and again in February 1990, the Company was notified by the EPA that the EPA considered the Company a Potentially Responsible Party ("PRP") at the Bunker Hill Superfund Site located at Kellogg, Idaho ("Bunker Hill Site"). The EPA has also notified a number of other companies involved in mining or smelting activities in the site area that the EPA has determined they are also PRPs at the site. The EPA has asserted that all PRPs, including the Company, are responsible for the EPA's response costs and for remediating the Bunker Hill Site as a result of the parties' release of hazardous substances at or into the site. In August 1991, the EPA issued a Record of Decision regarding the remedial action plan for the populated areas of the site. During the summers of 1990, 1991, 1992, and 1993, the Company participated, along with a number of other PRPs at the site, in a number of Orders on Consent pursuant to which the participating PRPs agreed to undertake certain limited remedial activities related to the populated areas of the site. The Company has also participated with Gulf USA Corporation, one of the PRPs at the site, in an Order on Consent with the EPA pursuant to which the Company and Gulf USA agreed to undertake certain remedial activity with regard to the hillsides located within the site. The EPA's Record of Decision covering the nonpopulated areas of the site was issued on September 22, 1992. On November 4, 1992, the EPA issued special notice letters under CERCLA to the Company and a number of other PRPs at the site demanding reimbursement of the federal government's past response costs and implementation of the remedial activity covered by the two previous Records of Decision issued for the site. In November 1992, the major PRPs at the site, including the Company, agreed to an allocation of most of the future remedial activity at the site under the Records of Decision. The allocation is between two PRP groups. One PRP group is principally made up of mining companies who operated upstream from the site, and the second PRP group is made up of Gulf USA and other companies who had mining, smelting, or related operations within the site. The allocation for remedial activity among the two PRP groups is based upon a number of factors, including each PRP's level of activity affecting the site and an estimate of the costs to implement the various portions of the site remediation. On January 11, 1993, the Company and certain other PRPs who had received the special notice letters submitted to the EPA an offer which the PRPs deemed should satisfy the government's requirements under CERCLA for a good-faith offer. Under the terms of the offer, the Company and a subset of the participating PRPs would assume responsibility for most residential and commercial soils remediation and other incidental and related activities. A different PRP sub-group, of which the Company is not a member but which includes Gulf USA, would be responsible for implementing most of the remaining site's remedial activities. The responsibility of each PRP group would be several from the responsibilities of the other group, but would be joint and several among the PRPs within each group. The Company estimates most of the proposed remedial activity at the site will be undertaken over a period of five to seven years. The PRPs' goodfaith offer did not include payment of any of the government's past response costs. In October 1993, Gulf USA filed voluntary bankruptcy under Chapter 11 of the United States Bankruptcy Code. Notwithstanding Gulf's bankruptcy filing, the PRP group

                     HECLA MINING COMPANY AND SUBSIDIARIES
including the Company has recently finalized the terms of a consent decree with the federal government and the State of Idaho generally along the allocation of liability set forth in the PRPs' goodfaith offer. The Company and the other PRPs participating in the consent decree have also agreed to an allocation of costs to implement the work at the Bunker Hill Site under the terms of the consent decree. The consent decree at the Bunker Hill Site is in the process of being executed by all parties and will also be subject to Idaho Federal District Court approval.

     In July 1991, the Coeur d'Alene Indian Tribe (the "Tribe") brought a lawsuit, under CERCLA, in Idaho Federal District Court against the Company and a number of other mining companies asserting claims for damages to natural resources located downstream from the Bunker Hill Site over which the Tribe alleges some ownership or control. The Company has answered the Tribe's complaint denying liability for natural resource damages and asserted a number of defenses to the Tribe's claims, including a defense that the Tribe has no ownership or control over the natural resources they assert have been damaged. In July 1992, the Idaho Federal District Court, in a separate action, determined that the Tribe does not own the beds, banks and waters of Lake Coeur d'Alene and the lower portion of its tributaries, the ownership of which is the primary basis for the natural resource damage claims asserted by the Tribe against the Company. Based upon the Tribe's appeal of the July 1992 district court ownership decision to the 9th Circuit U.S. Court of Appeals, the court in the natural resource damage litigation issued an order on October 30, 1992, staying the court proceedings in the natural resource damage litigation until a final decision is handed down on the question of the Tribe's title.

     In 1991, the Company initiated litigation in the Idaho State District Court in Kootenai County, Idaho, against a number of insurance carriers which provided comprehensive general liability insurance coverage to the Company and its predecessors. The Company believes that the insurance companies have a duty to defend and indemnify the Company under their policies of insurance relating to claims asserted against the Company by the EPA and by the Tribe. In two separate decisions issued in August 1992 and in March 1993, the court ruled that the named primary insurance companies had a duty to defend the Company in the Tribe's lawsuit, but that no carrier had a duty to defend the Company in the EPA proceeding. The Company has not reduced its environmental accrual to reflect any anticipated insurance proceeds.

     The Records of Decision with respect to both the populated and nonpopulated areas for the Bunker Hill Site indicate that future remediation costs total approximately $93.0 million. Additionally, the federal government has asserted that they have incurred approximately $17.0 million in past costs at the site. Because CERCLA assigns joint and several liability among the PRPs, any one of the PRPs, including the Company, could be assessed the entire cost of remediation. However, based upon the terms of the consent decrees and related agreements for the Bunker Hill and Leadville Sites, as described above, the Company has accrued an amount for the Company's share of such remediation and other costs that management presently believes is the most likely amount that the Company will be required to fund. Based upon this analysis, in the fourth quarter of 1993, the Company increased its allowance for CERCLA Superfund Site remedial action costs at the Bunker Hill and Leadville Sites by approximately $0.2 million and $0.3 million, respectively. The total allowance for liability for remedial activity costs at the Bunker Hill and Leadville Sites is $10.2 million and $0.5 million, respectively, as of December 31, 1993. Other than consulting work necessary for the implementation of the Company's allocated portion of the remedial activity at these sites, the Company's accruals do not include any future legal or consulting costs. The Company does not believe that these costs will be material. In addition, the Company has not included any amounts for unasserted claims at these or any other sites because the Company's potential liability has not been asserted or established and amounts, if any, of potential liability are impossible to determine. During 1993, 1992 and 1991, the Company expensed approximately $0.8 million, $8.6 million and $2.8 million, respectively, in connection with the Superfund Sites.

                     HECLA MINING COMPANY AND SUBSIDIARIES

     In December 1993, Industrial Constructors Corp. ("ICC") served the Company with a complaint in Federal District Court for the District of Idaho alleging that the Company failed to comply with the terms of the contract between the Company and ICC relating to the earth moving work contracted to ICC at the Company's Grouse Creek gold project. ICC has alleged that the Company owes ICC in excess of $5.0 million not previously paid, including an approximate $1.0 million retention currently held by the Company under the terms of the contract. The Company terminated ICC's work at the Grouse Creek gold project effective November 26, 1993, pursuant to its rights in the contract and is proceeding to rebid the second season of work originally contracted to ICC. The Company has answered the complaint denying the allegations of ICC and has filed a counterclaim against ICC in excess of $2.0 million for damages incurred by the Company as a result of ICC's failure to comply with the terms of the contract. The litigation is in the early stages of discovery; however, the Company hopes to be able to mediate the dispute with ICC prior to proceeding to trial.

     A jury trial is scheduled to commence in May 1994 in Idaho State District Court with respect to a lawsuit previously filed against the Company by Star Phoenix Mining Company ("Star Phoenix"), a former lessee of the Star Morning Mine, over a dispute between the Company and Star Phoenix with respect to the Company's November 1990 termination of Star Phoenix's lease of the Star Morning Mine property. Star Phoenix, which is in bankruptcy, alleges the Company wrongfully terminated the lease agreement and interfered with Star Phoenix's contractual relationship with a major vendor and the purchaser of concentrates from the Star Phoenix operations. In addition, certain principals of Star Phoenix who guaranteed a portion of the Star Phoenix obligations have made similar claims against the Company. In each case the plaintiffs have asserted that they have incurred damages amounting to millions of dollars as a result of the Company's actions. It is the Company's position that the plaintiff's claims are without merit and that the Company terminated the lease agreement in accordance with the terms of the agreement. The Company believes it has sufficient defenses to all the plaintiffs' claims, and that the Company will ultimately prevail in this litigation.

     The Company is subject to other legal proceedings and claims which have arisen in the ordinary course of its business and have not been finally adjudicated. These actions, when ultimately concluded and determined, and any remaining unaccrued potential liability at the Superfund sites addressed above will not, in the opinion of management, have a material effect on results of operations or the financial condition of the Company and its consolidated subsidiaries.

NOTE 9:  EMPLOYEE BENEFIT PLANS

     The Company and certain subsidiaries have pension plans covering substantially all employees. One plan covering eligible salaried and hourly employees provides retirement benefits and is based on the employee's compensation during the highest 36 months of the last 120 months before retirement. Three other pension plans covering eligible hourly employees provide benefits of stated amounts for each year of service. It is the Company's policy to make contributions to these plans sufficient to meet the minimum funding requirements of applicable laws and regulations, plus such additional amounts, if any, as the Company and its actuarial consultants consider appropriate. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future. Plan assets for these plans consist principally of equity securities, insurance contracts and corporate and U.S. government obligations.

                     HECLA MINING COMPANY AND SUBSIDIARIES

     Net periodic pension cost (income) for the plans consisted of the following in 1993, 1992 and 1991 (in thousands):


                                                             1991        1992        1993
                                                            -------     -------     -------
    Service cost..........................................  $   665     $   872     $   961
    Interest cost.........................................    1,735       1,732       1,899
    Return on plan assets.................................   (2,265)     (2,849)     (2,924)
    Amortization of transition asset......................     (443)       (434)       (434)
    Amortization of unrecognized prior service cost.......       45          45          45
    Amortization of unrecognized net (gain) loss from
      earlier periods.....................................    --           (305)          6
                                                            -------     -------     -------
      Net pension income..................................  $  (263)    $  (939)    $  (447)
                                                            -------     -------     -------
                                                            -------     -------     -------


     The following table sets forth the funded status of the plans and amounts recognized in the Company's consolidated balance sheets at December 31, 1993 and 1992 (in thousands):


                                                                       1992         1993
                                                                     --------     --------
    Actuarial present value of benefit obligations:
      Vested benefits..............................................  $ 26,171     $ 27,771
      Nonvested benefits...........................................       395          764
                                                                     --------     --------
    Accumulated benefit obligations................................    26,566       28,535
    Effect of projected future salary and wage increases...........     1,701        2,205
                                                                     --------     --------
    Projected benefit obligations..................................  $ 28,267     $ 30,740
                                                                     --------     --------
                                                                     --------     --------
    Plan assets....................................................  $ 35,299     $ 35,135
    Projected benefit obligations..................................   (28,267)     (30,740)
                                                                     --------     --------
    Plan assets in excess of projected benefit obligations.........     7,032        4,395
    Unrecognized net gain..........................................    (2,643)        (253)
    Unrecognized prior service cost................................       519          778
    Unrecognized net asset at January 1............................    (3,950)      (3,515)
                                                                     --------     --------
    Pension asset recognized in consolidated balance sheets........  $    958     $  1,405
                                                                     --------     --------
                                                                     --------     --------


     The projected benefit obligation was calculated applying the following average rates:


                                                                             1992     1993
                                                                             ----     ----
    Discount rate..........................................................  7.00%    6.50%
    Long-term compensation increase........................................  6.00%    5.00%
    Long-term rate of return on plan assets................................  8.50%    8.50%


     In 1988, 1991 and again in 1992, the Company offered a special early retirement option to participants in the Hecla retirement plan with no actuarial reduction in their accrued benefit for early retirement. The costs associated with the 1988 special early retirement program were accrued in 1988 and are being funded out of general corporate funds until the participant reaches normal retirement age or age 60 with 30 years of service, at which time payments will be made by the related pension trust. The 1991 and 1992 special early retirement programs are being funded out of the related pension trust.

     The Company provides certain postretirement benefits, principally health care and life insurance benefits for qualifying retired employees. The costs of these benefits are being funded out of general corporate funds. Prior to 1992, the cost of some of these benefits was expensed when payments were made. Other health care and life insurance benefits had been previously accrued. Effective January 1, 1992, the Company adopted

                     HECLA MINING COMPANY AND SUBSIDIARIES

Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS No. 106), which requires that these postretirement benefits be accrued over the period in which active employees provide services to the Company. At January 1, 1992, the cumulative effect of recording these postretirement benefits was to increase the 1992 net loss by $1.6 million or $0.051 per share.

     Net periodic postretirement benefit cost for 1993 and 1992 included the following components (in thousands):


                                                                            1992     1993
                                                                            ----     ----
    Service cost..........................................................  $ 22     $ 28
    Interest cost.........................................................   179      164
                                                                            ----     ----
    Net postretirement benefit cost.......................................  $201     $192
                                                                            ----     ----
                                                                            ----     ----


     Postretirement benefit costs under the previous method were $40,000 in 1991.

     The following table sets forth the status of the postretirement benefits programs (other than pensions) and amounts recognized in the Company's consolidated balance sheet at December 31, 1993 and 1992 (in thousands):


                                                                        1992        1993
                                                                       -------     -------
    Accumulated postretirement benefit obligation:
      Retirees.......................................................  $(2,011)    $(1,569)
      Fully eligible, active plan participants.......................     (113)       (355)
      Other active plan participants.................................     (220)       (242)
                                                                       -------     -------
                                                                        (2,344)     (2,166)
      Unrecognized net (gain) loss...................................       50        (191)
                                                                       -------     -------
    Accumulated postretirement benefit obligation recognized in
      consolidated balance sheet.....................................  $(2,294)    $(2,357)
                                                                       -------     -------
                                                                       -------     -------


     The actuarial assumptions used in determining the Company's accumulated postretirement benefit obligation are provided in the table below. Due to the short period which the Company provides medical benefits to its retirees, the increases in medical costs are assumed to be 6% in each year. A 1% change in the assumed health care cost trend rate would not have a significant impact on the accumulated postretirement benefit obligation or the aggregate of service and interest cost for 1993 or 1992.


                                                                             1992     1993
                                                                             ----     ----
    Discount rate..........................................................  7.00%    6.50%
    Trend rate for medical benefits........................................  6.00%    6.00%


     The Company has a Deferred Compensation Plan which permits eligible officers and directors to defer a portion of their compensation. The deferred compensation, which together with Company matching amounts and accumulated interest is accrued but unfunded, is distributable in cash after retirement or termination of employment, and at December 31, 1993 and 1992, amounted to approximately $1.2 million. The Company has insured the lives of certain officers, who participate in the deferred compensation program, to assist in the funding of the deferred compensation liability. The Company is the owner and beneficiary of the insurance policies. At December 31, 1993, the cash surrender value of these policies was $2.4 million, which is net of $2.2 million of policy loans.

     The Company has an employees' Capital Accumulation Plan ("Plan") which is available to all salaried and certain hourly employees after completion of one year of service. Employees may contribute from 2% to 10% of their compensation to the Plan. Effective January 1, 1993, nonhighly compensated employees may

                     HECLA MINING COMPANY AND SUBSIDIARIES
contribute up to 15%. The Company makes a matching contribution of 25% of an employee's contribution up to, but not exceeding, 5% of the employee's earnings. The Company's contributions for both 1993 and 1992 were approximately $158,000 and $149,000 for 1991.

NOTE 10:  SHAREHOLDERS' EQUITY

Preferred Stock

     In June 1993, the Company completed a public offering of 2.3 million shares of Series B Cumulative Convertible Preferred Stock, par value $0.25 per share (the "Preferred Shares"). The shares were sold for $50 each and the Company received net proceeds of $110,346,000 from the offering. Holders of the Preferred Shares are entitled to receive cumulative cash dividends at the annual rate of $3.50 per share payable quarterly, when and if declared by the Board of Directors.

     The Preferred Shares are convertible in whole or in part at the option of the holders thereof, into shares of common stock at an initial conversion price of $15.55 per share of common stock. The Preferred Shares are not redeemable by the Company prior to July 1, 1996. After such date, the shares will be redeemable at the option of the Company at any time, in whole or in part, initially at $52.45 per share and thereafter at prices declining ratably on each July 1 to $50 per share on or after July 1, 2003.

     Holders of the Preferred Shares have no voting rights except if the Company fails to pay the equivalent of six quarterly dividends. If these dividends are not paid, the holders of Preferred Shares, voting as a class, shall be entitled to elect two additional directors. The holders of Preferred Shares also have voting rights related to certain amendments to the Company's Articles of Incorporation.

     The Preferred Shares rank senior to the common stock and any outstanding shares of Series A Preferred Shares. The Preferred Shares have a liquidation preference of $50 per share plus all accrued and unpaid dividends.

Shareholder Rights Plan

     In 1986, the Company adopted a Shareholder Rights Plan. Pursuant to this plan, holders of common stock received one preferred share purchase right for each common share held. The plan was amended effective November 9, 1990. The rights will be triggered once an Acquiring Person, as defined, acquires 15% or more of the Company's outstanding common shares. The 15% triggering threshold may be reduced by the Board of Directors to not less than 10%. When exercisable, the right would, subject to certain adjustments and alternatives, entitle rightholders, other than the Acquiring Person or group, to purchase common stock of the Company or the acquiring company having a market value of twice the $47.50 exercise price of the right. The rights are nonvoting, may be redeemed at any time at a price of 5c per right prior to the tenth day after an Acquiring Person acquires 15% of the Company's common stock, and expire in 1996. Additional details are set forth in the Rights Agreement filed with the Securities and Exchange Commission on May 19, 1986, and in the amendments dated November 29, 1990 and September 30, 1991.

Stock Option Plans

     In connection with the Company's 1991 acquisition of CoCa, the Company assumed three preexisting CoCa employee stock option plans ("CoCa Plans"), and converted all options then outstanding under the CoCa Plans into options to acquire shares of the Company's common stock. No further options will be granted under these CoCa Plans.

     The Company adopted a nonstatutory stock option plan in 1987. The plan provides that options may be granted to certain officers and key employees to purchase common stock at a price of not less than 50% of the fair market value at the date of grant. The plan also provides that options may be granted with a corresponding

                     HECLA MINING COMPANY AND SUBSIDIARIES
number of stock appreciation rights and/or tax offset bonuses to assist the optionee in paying the income tax liability that may exist upon exercise of the options. All of the outstanding stock options under the 1987 plan were granted at an exercise price equal to the fair market value at the date of grant and with an associated tax offset bonus. Outstanding options under the 1987 plan are immediately exercisable for periods up to ten years. At December 31, 1993 and 1992, there were 129,148 and 101,748 shares, respectively, available for grant in the future under the plan. The plan expires in 1997.

     The Company had an incentive stock option plan under which options were granted to purchase common stock at a price not less than the fair market value at date of grant. This plan expired in 1992.

     The aggregate amounts charged (credited) to operations in connection with the plans were $309,000, $(165,000) and $170,000 in 1993, 1992 and 1991,
respectively.

     Transactions concerning stock options are summarized as follows:

                                               INCENTIVE
                                           STOCK OPTION PLAN        NONSTATUTORY STOCK
                                                 TOTAL                  OPTION PLAN
                                         ----------------------   -----------------------    TOTAL
                                          SHARES       PRICE       SHARES       PRICE        SHARES
                                         --------   -----------   --------   ------------   --------
Outstanding, December 31, 1990.........   151,606   $8.54-10.87    424,281   $ 7.12-18.26    575,887
Year ended December 31, 1991:
  Exercised............................  (104,980)   8.54-10.87    (38,653)    7.12-8.54    (143,633)
                                         --------                 --------                  --------
Outstanding, December 31, 1991.........    46,626    8.54-10.87    385,628     7.12-18.26    432,254
Year ended December 31, 1992:
  Granted..............................     --          --          66,000      10.50         66,000
  Exercised............................     --          --         (37,525)    7.12-8.54     (37,525)
  Expired..............................   (46,626)   8.54-10.87     (7,500)     10.37        (54,126)
                                         --------                 --------                  --------
Outstanding, December 31, 1992.........     --          --         406,603     7.12-18.26    406,603
Year ended December 31, 1993:
  Granted..............................     --                       --                        --
  Exercised............................     --                     (86,443)    7.12-12.25    (86,443)
  Expired..............................     --                     (18,500)   10.38-12.25    (18,500)
                                         --------                 --------                  --------
Outstanding, December 31, 1993.........     --                     301,660   $ 7.12-18.26    301,660
                                         --------                 --------                  --------
                                         --------                 --------                  --------

     At December 31, 1993, the Company has outstanding 459,433 warrants to acquire the Company's common stock at an exercise price of $17.81 and 12,859 warrants to acquire the Company's common stock at an exercise price of $12.42. The warrants outstanding are exercisable until May 5, 1994. However, such warrants will expire if, at any time after May 15, 1990, upon 60 calendar days' prior notice, the Company's common stock has had an average per share closing public market price of not less than $22.24 for at least 60 consecutive trading days prior to such expiration notice.

                     HECLA MINING COMPANY AND SUBSIDIARIES

NOTE 11: BUSINESS SEGMENTS
                                 (IN THOUSANDS)


                                                               1991         1992         1993
                                                             --------     --------     --------
Net sales to unaffiliated customers:
     Metal.................................................  $ 77,044     $ 57,420     $ 34,851
     Industrial minerals...................................    40,524       43,231       44,953
     Specialty metals......................................        --           --        2,043
                                                             --------     --------     --------
                                                             $117,568     $100,651     $ 81,847
                                                             --------     --------     --------
                                                             --------     --------     --------
Income (loss) from operations:
     Metals................................................  $ (3,153)    $(34,992)    $(10,359)
     Industrial minerals...................................     5,842        4,620        4,449
     Specialty metals......................................    (2,004)     (15,332)        (504)
     General corporate.....................................   (14,746)      (9,339)      (7,630)
                                                             --------     --------     --------
                                                             $(14,061)    $(55,043)    $(14,044)
                                                             --------     --------     --------
                                                             --------     --------     --------
Capital expenditures:
     Metals (including $12,826 in Mexico in 1993)..........  $ 14,527     $ 19,815     $ 44,821
     Industrial minerals (including $5,800 in Mexico in
       1993)...............................................     3,401        3,203       11,938
     Specialty metals......................................        --           --           --
     General corporate assets..............................       957          158          548
                                                             --------     --------     --------
                                                             $ 18,885     $ 23,176     $ 57,307
                                                             --------     --------     --------
                                                             --------     --------     --------
Depreciation, depletion and amortization:
     Metals................................................  $ 16,847     $  9,305     $  6,818
     Industrial minerals...................................     4,314        4,188        3,718
     Specialty metals......................................        --           --           33
     General corporate assets..............................       692          819          392
                                                             --------     --------     --------
                                                             $ 21,853     $ 14,312     $ 10,961
                                                             --------     --------     --------
                                                             --------     --------     --------
Identifiable assets:
     Metals (including $21,028 in Mexico in 1993)..........  $167,794     $127,833     $126,912
     Industrial minerals (including $7,054 in Mexico in
       1993)...............................................    47,452       46,488       68,068
     Specialty metals......................................        --           --        4,197
     General corporate assets..............................    32,996       42,850       78,431
     Idle facilities.......................................     9,879        5,272       55,270
                                                             --------     --------     --------
                                                             $258,121     $222,443     $332,878
                                                             --------     --------     --------
                                                             --------     --------     --------



     Net sales and identifiable assets of each segment are those that are directly identified with those operations. General corporate assets consist primarily of cash, receivables, investments and corporate property, plant and equipment. As a result of depressed metals prices, operations were suspended at the Greens Creek mine in April 1993 and the property was placed on a care-and-maintenance basis pending resumptions of operations. At December 31, 1993, the Company's recorded net book value of identifiable assets of the Greens Creek mine was approximately $50.3 million. This amount has been classified in the Idle Facilities category at December 31, 1993.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To The Board of Directors and Shareholders
Hecla Mining Company

     We have audited the supplemental consolidated balance sheets of Hecla Mining Company and subsidiaries as of December 31, 1993 and 1992, and the related supplemental consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These supplemental consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the supplemental consolidated financial statements based on our audits. We did not audit the financial statements of Equinox Resources Ltd. ("Equinox") which statements reflect total assets constituting 4% and 6% as of December 31, 1993 and 1992, and revenues constituting 12%, 1%, and 0% and net loss constituting 34%, 11%, and 1% for each of the three years in the period ended December 31, 1993, respectively, of the related supplemental consolidated totals. Separate financial statements of Equinox included in the supplemental consolidated financial statements were audited and reported on separately by other auditors, whose report dated February 28, 1994, expressed an unqualified opinion on those statements before adjustments to convert Canadian dollars to U.S. dollars and to conform certain Equinox accounting policies to U.S. generally accepted accounting principles consistent with those of Hecla Mining Company as described in Note 2 to the supplemental consolidated financial statements. We also audited the adjustments described in Note 2 to the supplemental consolidated financial statements.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audits provide a reasonable basis for our opinion.

     The supplemental consolidated financial statements give retroactive effect to the amalgamation of a subsidiary of Hecla Mining Company and Equinox on March 11, 1994, which has been accounted for as a pooling of interests as described in
Note 2 to the supplemental consolidated financial statements. Generally accepted accounting principles proscribe giving effect to a consummated business combination accounted for by the pooling of interests method in financial statements that do not include the date of consummation. These financial statements do not extend through the date of consummation; however, they will become the historic consolidated financial statements of Hecla Mining Company and subsidiaries after financial statements covering the business combination are issued.

     In our opinion, based on our audits and the reports of the other auditors, the supplemental consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hecla Mining Company and subsidiaries as of December 31, 1993 and 1992 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles applicable after financial statements are issued for a period which includes the date of consummation of the business combination.

     As discussed in Notes 6 and 9 to the supplemental consolidated financial statements, Hecla Mining Company changed its method of accounting for income taxes and postretirement benefits other than pensions in 1992.

                                          COOPERS & LYBRAND


PORTLAND, OREGON
MARCH 15, 1994

                     HECLA MINING COMPANY AND SUBSIDIARIES

                    SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)


                                                                             DECEMBER 31,
                                                                         ---------------------
                                                                           1992         1993
                                                                         --------     --------
                                            ASSETS
Current assets:
  Cash and cash equivalents............................................  $  3,967     $ 40,031
  Short-term investments...............................................        58       27,636
  Accounts and notes receivable........................................    16,481       18,841
  Income tax refund receivable.........................................       390        --
  Inventories..........................................................    14,351       15,020
  Other current assets.................................................     1,449        2,003
                                                                         --------     --------
          Total current assets.........................................    36,696      103,531
Investments............................................................     5,057        6,565
Properties, plants and equipment, net..................................   189,189      229,055
Other noncurrent assets................................................     5,188        7,002
                                                                         --------     --------
          Total assets.................................................  $236,130     $346,153
                                                                         --------     --------
                                                                         --------     --------
                                         LIABILITIES
Current liabilities:
  Accounts payable and accrued expenses................................  $ 11,737     $ 17,312
  Accrued payroll and related benefits.................................     2,139        2,056
  Preferred stock dividends payable....................................     --           2,012
  Accrued taxes........................................................     1,271          928
  Current portion of deferred income taxes.............................       285        --
                                                                         --------     --------
          Total current liabilities....................................    15,432       22,308
Deferred income taxes..................................................     1,038          359
Long-term debt.........................................................    71,219       50,009
Accrued reclamation costs..............................................    26,505       24,947
Other noncurrent liabilities...........................................     3,723        3,858
                                                                         --------     --------
          Total liabilities............................................   117,917      101,481
                                                                         --------     --------
Minority interest in consolidated subsidiary...........................       775        --
                                                                         --------     --------
Commitments and contingencies (Notes 2, 3 and 8)
                                     SHAREHOLDERS' EQUITY
Preferred stock, 25c par value, authorized 5,000,000 shares, issued and
  outstanding 1993 -- 2,300,000, liquidation preference $117,012.......     --             575
Common stock, 25c par value, authorized 100,000,000 shares; issued
  1993 -- 40,320,761, issued 1992 -- 36,324,517........................     9,080       10,080
Capital surplus........................................................   118,206      265,687
Retained earnings (deficit)............................................    (8,922)     (30,774)
Net unrealized loss on marketable equity securities....................       (16)          (8)
Less common stock reacquired, at cost; 1993 -- 62,226 shares,
  1992 -- 63,753 shares................................................      (910)        (888)
                                                                         --------     --------
          Total shareholders' equity...................................   117,438      244,672
                                                                         --------     --------
          Total liabilities and shareholders' equity...................  $236,130     $346,153
                                                                         --------     --------
                                                                         --------     --------


    The accompanying notes are an integral part of the financial statements.

                     HECLA MINING COMPANY AND SUBSIDIARIES

               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF OPERATIONS
          (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                  YEAR ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1991         1992         1993
                                                             --------     --------     --------
Sales of products..........................................  $117,568     $101,621     $ 92,888
                                                             --------     --------     --------
Cost of sales and other direct production costs............    84,853       84,814       80,141
Depreciation, depletion and amortization...................    21,161       13,774       13,526
                                                             --------     --------     --------
                                                              106,014       98,588       93,667
                                                             --------     --------     --------
     Gross profit (loss)...................................    11,554        3,033         (779)
                                                             --------     --------     --------
Other operating expenses:
  General and administrative...............................    14,983        9,206        8,140
  Exploration..............................................     6,363        8,186        5,656
  Research.................................................     1,538        1,358          150
  Depreciation and amortization............................       737          851          669
  Provision for closed operations and environmental
     matters...............................................     3,764       13,608        2,327
  Reduction in carrying value of mining properties.........        41       30,791        2,561
                                                             --------     --------     --------
                                                               27,426       64,000       19,503
                                                             --------     --------     --------
     Loss from operations..................................   (15,872)     (60,967)     (20,282)
                                                             --------     --------     --------
Other income (expense).....................................    (2,205)       5,449        1,562
                                                             --------     --------     --------
Loss before income taxes and cumulative effect of changes
  in accounting principles.................................   (18,077)     (55,518)     (18,720)
Income tax benefit.........................................     2,556          345          938
                                                             --------     --------     --------
Loss before cumulative effect of changes in accounting
  principles...............................................   (15,521)     (55,173)     (17,782)
Cumulative effect of changes in accounting principles......        --         (103)          --
                                                             --------     --------     --------
Net loss...................................................   (15,521)     (55,276)     (17,782)
Preferred stock dividends..................................        --           --       (4,070)
                                                             --------     --------     --------
Net loss applicable to common shareholders.................  $(15,521)    $(55,276)    $(21,852)
                                                             --------     --------     --------
                                                             --------     --------     --------
Net loss per common share:
  Loss before cumulative effect of changes in accounting
     principles and after preferred stock dividends........  $  (0.46)    $  (1.58)    $  (0.57)
  Cumulative effect of changes in accounting principles....        --        (0.01)          --
                                                             --------     --------     --------
                                                             $  (0.46)    $  (1.59)    $  (0.57)
                                                             --------     --------     --------
                                                             --------     --------     --------
Cash dividends per common share............................  $     --     $     --     $     --
                                                             --------     --------     --------
                                                             --------     --------     --------
Weighted average number of common shares outstanding.......    33,579       34,778       38,010
                                                             --------     --------     --------
                                                             --------     --------     --------


    The accompanying notes are an integral part of the financial statements.

                     HECLA MINING COMPANY AND SUBSIDIARIES

               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)


                                                                    YEAR ENDED DECEMBER 31,
                                                                 ------------------------------
                                                                   1991       1992       1993
                                                                 --------   --------   --------
Operating activities:
  Net loss.....................................................  $(15,521)  $(55,276)  $(17,782)
  Noncash elements included in net loss:
     Depreciation, depletion and amortization..................    21,898     14,625     14,195
     Deferred income tax benefit...............................    (1,429)      (120)      (964)
     Loss (gain) on disposition of properties, plants and
       equipment...............................................    (1,865)    (9,628)     1,336
     (Gain) loss on investments................................      (552)     2,373         64
     Accretion of interest on long-term debt...................     5,891      5,602      4,465
     Provision for reclamation and closure costs...............     2,898     13,243      1,635
     Reduction in carrying value of mining properties..........       568     31,329      3,432
     Gain on retirement of long-term debt......................     --          (510)      (323)
     Minority interest in net loss of consolidated
       subsidiary..............................................       503         76         43
  Change in:
     Accounts and notes receivable.............................    (1,555)     6,231     (2,360)
     Income tax refund receivable..............................     --         --           390
     Inventories...............................................    (3,048)     4,174       (669)
     Other current assets......................................      (927)       848       (554)
     Accounts payable and accrued expenses.....................    (2,832)       221      5,848
     Accrued payroll and related benefits......................     --          (443)       (83)
     Preferred stock dividends payable.........................     --         --         2,012
     Accrued taxes.............................................       359     (1,770)      (343)
     Noncurrent liabilities....................................      (251)    (2,366)    (3,058)
                                                                 --------   --------   --------
  Net cash provided by operating activities....................     4,137      8,609      7,284
                                                                 --------   --------   --------
Investing activities:
  Purchase of investments and increase in cash surrender value
     of life insurance.........................................      (256)      (412)      (593)
  Purchase of short-term investments, net......................       (23)        27    (27,578)
  Proceeds from sale of investments and subsidiary.............       738      --           273
  Additions to properties, plants and equipment................   (25,529)   (23,551)   (56,836)
  Proceeds from disposition of properties, plants and
     equipment.................................................     1,036     11,493      1,511
  Other, net...................................................     1,012       (272)    (2,162)
                                                                 --------   --------   --------
  Net cash applied to investing activities.....................   (23,022)   (12,715)   (85,385)
                                                                 --------   --------   --------
Financing activities:
  Proceeds from (repayment) of debt............................     3,291     (2,427)     --
  Common stock issued under stock option plans.................     3,055        669      1,425
  Preferred stock issuance, net of issuance costs..............     --         --       110,346
  Acquisition of treasury stock................................        (4)     --         --
  Preferred stock dividends....................................     --         --        (4,070)
  Common stock issued for cash.................................     4,835         --      6,464
                                                                 --------   --------   --------
  Net cash provided (used) by financing activities.............    11,177     (1,758)   114,165
                                                                 --------   --------   --------
Change in cash and cash equivalents:
  Net increase (decrease) in cash and cash equivalents.........    (7,708)    (5,864)    36,064
  Net decrease in cash for the two month period ended December
     31, 1992..................................................        --        (80)        --
  Cash and cash equivalents at the beginning of year...........    17,619      9,911      3,967
                                                                 --------   --------   --------
  Cash and cash equivalents at the end of year.................  $  9,911   $  3,967   $ 40,031
                                                                 --------   --------   --------
                                                                 --------   --------   --------
Supplemental disclosure of cash flow information:
  Cash paid during year for:
     Interest (net of amount capitalized)......................  $    249   $    186   $    347
                                                                 --------   --------   --------
                                                                 --------   --------   --------
     Income tax payments, net..................................  $    171   $    222   $    325
                                                                 --------   --------   --------
                                                                 --------   --------   --------
See Notes 2, 5, and 7 for noncash investing and financing activities.


    The accompanying notes are an integral part of the financial statements.

                     HECLA MINING COMPANY AND SUBSIDIARIES

                 SUPPLEMENTAL CONSOLIDATED STATEMENT OF CHANGES
                            IN SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991
                       (DOLLARS AND SHARES IN THOUSANDS)


                                                                                                                 NET UNREALIZED
                                         PREFERRED STOCK     COMMON STOCK                RETAINED                    LOSS ON
                                         ---------------   ----------------   CAPITAL    EARNINGS    TREASURY   MARKETABLE EQUITY
                                         SHARES   AMOUNT   SHARES   AMOUNT    SURPLUS    (DEFICIT)    STOCK        SECURITIES
                                         ------   ------   ------   -------   --------   ---------   --------   -----------------
Balances, December 31, 1990............            $      32,756    $8,189    $ 93,513   $ 64,950     $ (906)         $ (13)
Net loss...............................                                                   (15,521)
Net change in unrealized loss on
  marketable equity securities.........                                                                                  (3)
  Stock issued under stock option plans
    Hecla..............................                       26         6         141
    CoCa...............................                      130        32       1,147
    Equinox............................                      131        33         519
  Stock issued under CoCa employee
    stock ownership plan...............                       34         9         165
  Acquisition of treasury stock........                                                                   (4)
  Stock issued for cash................                      788       196       4,639
  Stock issued on exercise of
    warrants...........................                      195        49         860
  Stock issued on a finder's fee for a
    resource...........................                        3         1          23
                                         ------   ------  ------   -------     -------   --------     ------          -----
Balances, December 31, 1991............                   34,063     8,515     101,007     49,429       (910)           (16)
  Net loss.............................                                                   (55,276)
  Stock issued under stock option plans
    Hecla..............................                       17         4         117
    CoCa...............................                       20         5         170
    Equinox............................                       36         9         136
  Stock issued for Mexican mineral
    concessions........................                      185        46       1,748
  Stock issued
    to retire long-term debt...........                    1,120       280      10,921
  Stock issued on debenture
    conversion.........................                       68        17         341
  Stock issued on exercise of
    warrants...........................                       60        15         268
  Stock issued on acquisition of
    investment.........................                       69        17         341
  Stock issued for property
    acquisition........................                        7         2          37
  Stock issued on amalgamation.........                      680       170       3,120
  Equinox net loss for the two month
    period ended December 31, 1992.....                                                    (3,075)
                                         -----    -----   ------   -------    --------   --------     ------          -----
Balances, December 31, 1992............                   36,325     9,080     118,206     (8,922)      (910)           (16)
  Net loss.............................                                                   (17,782)
  Preferred stock dividends ($1.77 per
    share).............................                                                    (4,070)
  Stock issued under stock option plans
    Hecla..............................                       87        22         590
    CoCa...............................                       52        13         435
    Equinox............................                       88        22         343
  Net change in unrealized loss on
    marketable equity securities.......                                                                                   8
  Treasury stock issued net
    of purchase........................                                                                   22
  Stock issued for Mountain West
    Products...........................                      655       164       6,141
  Preferred stock issuance, net of
    issuance costs.....................  2,300      575                        109,771
  Stock issued to retire
    long-term debt.....................                    2,200       550      23,870
  Stock issued for property
    acquisition........................                       13         4          92
  Stock issued for cash, net...........                      900       225       6,239
                                         -----     ----   ------   -------    --------   --------     ------         ------
Balances, December 31, 1993............  2,300     $575   40,320   $10,080    $265,687   $(30,774)    $ (888)         $  (8)
                                         -----    -----   ------   -------    --------   --------     ------         ------
                                         -----    -----   ------   -------    --------   --------     ------         ------


    The accompanying notes are an integral part of the financial statements.

                     HECLA MINING COMPANY AND SUBSIDIARIES

            NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A. BASIS OF PRESENTATION -- The accompanying supplemental consolidated financial statements include the accounts of Hecla Mining Company, its majority-owned subsidiaries, its proportionate share of the accounts of the joint ventures in which it participates, and the accounts of Equinox Resources Ltd. and its subsidiaries (collectively, the "Company"). All significant intercompany transactions and accounts are eliminated. The accompanying supplemental consolidated financial statements of Hecla Mining Company and subsidiaries ("Hecla") have been prepared to give retroactive effect to the amalgamation involving Equinox Resources Ltd. ("Equinox") on March 11, 1994. Generally accepted accounting principles proscribe giving effect to a consummated business combination accounted for by the pooling of interests method in financial statements that do not include the date of consummation. These financial statements do not extend through the date of consummation, however, they will become the historical consolidated financial statements of the Company after financial statements covering the date of consummation of the business combination are issued.

     Prior to November 1, 1992, Equinox's fiscal year end was October 31. Accordingly, the December 31, 1992 and 1991 supplemental consolidated statements of operations include the fiscal year results for Hecla for the year ended December 31 and for Equinox for the fiscal year ended October 31. Subsequent to October 31, 1992, Equinox had a December 31 year end. Accordingly, the year ended December 31, 1993 reflects operating results from January 1 through December 31, 1993 for both Hecla and Equinox. Equinox sales and net loss for the two month period ended December 31, 1992 were $1,901,000 and $3,076,000, respectively. The net loss has been reflected in the supplemental consolidated statement of changes in shareholders' equity during the year ended December 31, 1992.

     B. COMPANY'S BUSINESS AND CONCENTRATIONS OF CREDIT RISK -- The Company is engaged in mining and mineral processing. Sales of metals products are made principally to domestic and foreign custom smelters and metal traders. Industrial minerals are sold principally to domestic manufacturers and wholesalers. Sales to significant metals customers, as a percentage of total sales of metals products, were as follows:


                                                                 1991     1992     1993
                                                                 ----     ----     ----
        Custom smelters........................................  26.9%    37.1%    24.0%
        Custom metal traders:
             Customer A........................................  15.2%    21.1%    15.1%
             Customer B........................................  21.8%    16.4%    14.8%
             Customer C........................................  11.8%    13.9%    13.7%
             Customer D........................................  13.7%     7.7%    11.7%


     During 1993, 1992 and 1991, the Company sold 16.7%, 26%, and 17% of its products to companies in foreign countries, respectively.

     The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company places its cash and temporary cash investments with high credit worthy institutions. At times such investments may be in excess of the FDIC insurance limit. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its trade accounts receivable credit risk exposure is limited.

     C. INVENTORIES -- Inventories are stated at the lower of average cost or estimated net realizable value.

     D. INVESTMENTS -- The Company follows the equity method of accounting for investments in common stock of operating companies 20% to 50% owned. Investments in non-operating companies that are not intended for resale or are not readily marketable are valued at the lower of cost or net realizable value. The

                     HECLA MINING COMPANY AND SUBSIDIARIES
carrying value of marketable equity securities is based on the lower of aggregate cost or quoted market value. The cost of investments sold is determined by specific identification.

     Short-term investments represent investments in certificates of deposits, commercial paper and U.S. Treasury Notes and are recorded at amortized cost, plus accrued interest, which approximates market value.

     E. PROPERTIES, PLANTS AND EQUIPMENT -- Properties, plants and equipment are stated at the lower of cost or estimated net realizable value. Maintenance, repairs and renewals are charged to operations. Betterments of a major nature are capitalized. When assets are retired or sold, the costs and related allowances for depreciation and amortization are eliminated from the accounts and any resulting gain or loss is reflected in operations. Idle facilities, placed on a standby basis, are carried at the lower of net book value or estimated net realizable value.


     Management of the Company reviews the net carrying value of all facilities, including idle facilities, on a regular, periodic basis. These reviews consider, among other factors, (1) the net realizable value of each major type of asset, on a property-by-property basis, to reach a judgment concerning possible permanent impairment of value and any need for a write-down in asset value, (2) the ability of the Company to fund all care, maintenance and standby costs, (3) the status and usage of the assets, while in a standby mode, to thereby determine whether some form of amortization is appropriate, and (4) current projections of metal prices that affect the decision to reopen or make a disposition of the assets. The Company estimates the net realizable value of each property based on the estimated undiscounted future cash flows that will be generated from operations at each property, the estimated salvage value of the surface plant, equipment and the value associated with property interests. These estimates of undiscounted future cash flows are dependent upon estimates of metal to be recovered, future production costs and future metal prices over the estimated remaining mine life.


     Depreciation is based on the estimated useful lives of the assets and is computed using straight-line, declining-balance, and unit-of-production methods. Depletion is computed using the unit-of-production method.

     F. MINE EXPLORATION AND DEVELOPMENT -- Exploration costs are charged to operations as incurred, as are normal development costs at operating mines. Major mine development expenditures at operating properties and at new mining properties not yet producing are capitalized.

     G. RECLAMATION OF MINING AREAS -- Minimum standards for mine reclamation have been established by various governmental agencies which affect certain operations of the Company. A reserve for mine reclamation costs has been established for restoring certain abandoned and currently disturbed mining areas based upon estimates of cost to comply with existing reclamation standards. Mine reclamation costs for operating properties are accrued using the unit-of-production method.

     H. INCOME TAXES -- In the fourth quarter of 1992, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), retroactive to January 1, 1992. SFAS No. 109 requires a company to recognize deferred tax liabilities and assets for the expected future income tax consequences of events that have been recognized in a company's financial statements. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse. In 1991, the Company utilized the liability method of accounting for income taxes as required by Statement of Financial Accounting Standards No. 96.

     I. NET LOSS PER COMMON SHARE -- Net loss per common share is computed by adding preferred stock dividends to net loss and dividing the result by the weighted average number of shares of common stock and common stock equivalents (stock options) outstanding during each reporting period unless the common stock

                     HECLA MINING COMPANY AND SUBSIDIARIES
equivalents are anti-dilutive. Due to the net losses in 1993, 1992 and 1991, common stock equivalents are anti-dilutive and therefore have been excluded from the computation.

     J. REVENUE RECOGNITION -- Sales of metal products sold directly to smelters are recorded when they are received by the smelter, at estimated metal prices. Recorded values are adjusted periodically and upon final settlement. Metal in products tolled (rather than sold to smelters) is sold under contracts for future delivery; such sales are recorded at contractual amounts when products are available to be processed by the smelter or refinery. Sales of industrial minerals are recognized as the minerals are delivered.

     K. INTEREST EXPENSE -- Interest costs incurred during the construction of qualifying assets are capitalized as part of the asset cost.

     L. CASH EQUIVALENTS -- The Company considers cash equivalents to consist of highly liquid investments with a remaining maturity of three months or less when purchased. For investments characterized as cash equivalents, the carrying value is a reasonable estimate of fair value.

     M. FOREIGN CURRENCY TRANSLATION -- All assets and liabilities of the Company's Canadian and Mexican operations are translated to U.S. dollars using the exchange rate at the balance sheet date. Income and expense items are translated using average exchange rates. Gains and losses from foreign currency transactions are included in operations.

NOTE 2: BUSINESS COMBINATIONS

  Equinox

     On December 29, 1993, Hecla, two wholly owned Canadian subsidiaries of Hecla, and Equinox, a mining, exploration and development company, incorporated under the laws of the Province of British Columbia and headquartered in Vancouver, Canada, executed an Acquisition Agreement providing for Hecla's acquisition of Equinox. Pursuant to the Acquisition Agreement and related Plan of Arrangement, upon consummation of the transactions contemplated thereby on March 11, 1994, (i) Equinox common shareholders received 0.3 common share of Hecla ("Hecla common shares"), for each outstanding Equinox common share, (ii) holders of Equinox's Series "A" production participating preferred shares received newly issued production notes of Hecla with the same material terms and conditions, and (iii) outstanding Equinox options and warrants became exercisable for Hecla common shares. In connection with the acquisition of Equinox, Hecla issued approximately 6.3 million Hecla common shares, including shares issuable upon exercise of outstanding Equinox options and warrants.

                     HECLA MINING COMPANY AND SUBSIDIARIES

     The acquisition of Equinox has been accounted for as a pooling-of-interests and, accordingly, the Company's consolidated financial statements have been restated for all periods prior to the acquisition to include the financial positions, results of operations, and cash flows of Equinox. Separate operating results of the combining entities for the three years in the period ended December 31, 1993 are as follows:



                                                                        DECEMBER 31,
                                                             ----------------------------------
                                                               1991         1992         1993
                                                             --------     --------     --------
Sales of products
  Hecla....................................................  $117,568     $100,651     $ 81,847
  Equinox..................................................        --          970       11,041
                                                             --------     --------     --------
                                                             $117,568     $101,621     $ 92,888
                                                             --------     --------     --------
                                                             --------     --------     --------
Net loss applicable to common shareholders:
  Hecla....................................................  $ 15,430     $ 49,289     $ 15,805
  Equinox..................................................        91        5,987        6,047
                                                             --------     --------     --------
                                                             $ 15,521     $ 55,276     $ 21,852
                                                             --------     --------     --------
                                                             --------     --------     --------


     The accompanying supplemental consolidated financial statements include adjustments to (i) convert Canadian dollars to U.S. dollars and (ii) conform Equinox's accounting policies to U.S. generally accepted accounting principles consistent with those of Hecla, principally relating to exploration, reclamation, and the reduction in carrying value of mining properties. The effect of conforming Equinox's financial statements for these accounting policies was to increase (decrease) Equinox's net loss by $(3,028,000), $396,000, and $(402,000) during 1993, 1992 and 1991, respectively.

  Eastmaque Gold Mines Ltd.

     On December 8, 1992, Equinox amalgamated with Eastmaque Gold Mines Ltd. ("Eastmaque") under the provisions of the Company Act of British Columbia. Both companies were involved in the exploration and development of resource properties. The transaction has been accounted for as a purchase and the results of operations of Eastmaque have been included from the date of amalgamation. The combination was effected through the issuance of 69,000 common shares during the year ended October 31, 1992 and 680,000 common shares on December 6, 1992 at a total deemed value of approximately $3.6 million, the issuance of 415,000 warrants and 415,000 Class A preferred shares and costs of approximately $108,000. The estimated fair value of the net assets of Eastmaque at the date of amalgamation was approximately $4.8 million consisting principally of resource property and inventory assets totalling $9.6 million offset by liabilities of $4.8 million.

  Mountain West Bark Products, Inc.

     In December 1993, the Company acquired all of the issued and outstanding common stock of Mountain West Bark Products, Inc. ("Mountain West") through the issuance of 655,000 shares of the Company's common stock. Mountain West is engaged primarily in the purchasing, processing and marketing of certain waste products from lumber milling operations in the western intermountain region. These products are sold as soil amendments, landscape mulches and decorative ground cover for landscape purposes. The transaction has been accounted for as a purchase and, accordingly, the acquired assets and liabilities have been recorded at their estimated fair value at December 1, 1993, the date of the acquisition. Mountain West's operating results have been included in the consolidated financial statements since that date and were immaterial to the Company. Results of operations of Mountain West prior to December 1, 1993, were not material and, therefore, are not presented. The value of the Company's common shares issued in this transaction was approximately $6,305,000. Goodwill of $1,733,000 was recorded in the transaction and is being amortized straight-line over 15 years.

                     HECLA MINING COMPANY AND SUBSIDIARIES

NOTE 3:  INVENTORIES

     Inventories consist of the following (in thousands):


                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1992        1993
                                                                       -------     -------
    Concentrates, bullion, metals in transit and other products......  $ 2,879     $ 2,615
    Industrial minerals products.....................................    4,192       5,260
    Materials and supplies...........................................    7,280       7,145
                                                                       -------     -------
                                                                       $14,351     $15,020
                                                                       -------     -------
                                                                       -------     -------


     At December 31, 1993, the Company had forward sales commitments for 4,500 ounces of gold at an average price of $363 per ounce. The commitments are for delivery in February 1994. There is no silver committed to forward sales at December 31, 1993. The Company purchased options to put 41,880 ounces of gold to the counterparties at an average price of $385 per ounce. Concurrently, the Company sold options to allow the counterparties to call 41,880 ounces of gold from the Company at an average price of $453 per ounce. There was no net cost associated with the purchase and sale of these options.

NOTE 4:  INVESTMENTS

     Investments consist of the following components (in thousands):

                                                                    CARRYING               MARKET
                                                                     VALUE       COST      VALUE
                                                                    -------     ------     ------
December 31, 1993:
  Marketable equity securities....................................  $   377     $  385      $377
  Other investments...............................................    6,188      6,188
                                                                    -------     ------
                                                                    $ 6,565     $6,573
                                                                    -------     ------
                                                                    -------     ------
December 31, 1992:
  Marketable equity securities....................................  $   251     $  267      $251
  Other investments...............................................    4,806      4,806
                                                                    -------     ------
                                                                    $ 5,057     $5,073
                                                                    -------     ------
                                                                    -------     ------

     At December 31, 1993, the portfolio of noncurrent marketable equity securities includes gross unrealized gains of approximately $9,000 and gross unrealized losses of approximately $17,000. The other investments are principally large blocks of common and preferred stock in several mining companies, investments in various ventures, and cash surrender value of life insurance policies. The securities are generally restricted as to trading or marketability, although some are traded on various exchanges.

     At December 31, 1993, other investments with a carrying value of $5,430,632 had an estimated fair value of $7,689,811 based on the quoted market price for such securities and cash values of life insurance policies. For the remaining other investments, for which there are no reliable quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs.

     During the fourth quarter of 1992, the Company wrote down its common stock investment in Granduc Mines Limited (Granduc) to current estimated market value. The $2.1 million write-down of this investment was recorded to reflect the apparent other-than-temporary decline in market value of the common stock investment due to continued depressed metal prices. At December 31, 1993, the Company's carrying value of its Granduc common stock investment was approximately $1,488,000.

                     HECLA MINING COMPANY AND SUBSIDIARIES

     On January 24, 1994, the Company sold its entire investment in Granduc by selling 2,000,000 Granduc common shares to Conwest Exploration Company Limited and 815,330 Granduc common shares to Jascan Resources Inc., both of which are Toronto, Ontario, Canada-based companies. The Company recognized a gain on the sale of approximately $1,327,000 in the first quarter of 1994.

     On June 30, 1993, the Company sold substantially all of its interest in Acadia Mineral Ventures Limited, a previously consolidated subsidiary, to Kingswood Resources, Inc., a Canadian exploration and development company, for Canadian $350,000 cash, plus 5,000,000 common shares of Kingswood Resources, Inc. The Company recognized a loss on the sale of approximately $120,000 in the second quarter of 1993.

NOTE 5:  PROPERTIES, PLANTS AND EQUIPMENT

     The major components of properties, plants and equipment are (in thousands):


                                                                         DECEMBER 31,
                                                                     ---------------------
                                                                       1992         1993
                                                                     --------     --------
    Mining properties..............................................  $ 47,317     $ 59,642
    Deferred development costs.....................................   127,529      156,969
    Plants and equipment...........................................   172,034      182,664
    Land...........................................................     6,176        6,163
                                                                     --------     --------
                                                                      353,056      405,438
    Less accumulated depreciation, depletion and amortization......   163,867      176,383
                                                                     --------     --------
    Net carrying value.............................................  $189,189     $229,055
                                                                     --------     --------
                                                                     --------     --------


     Based on its periodic reviews of the status of various mining properties and investments, the Company determined in the fourth quarter of 1992 that certain adjustments were appropriate to properly reflect estimated net realizable values. These adjustments consisted primarily of the write-downs of various properties, plants and equipment totaling approximately $30.8 million. The major portion of the adjustments related to the $13.5 million write-down of the Company's interest in the Apex processing facility, a hydrometallurgical processing plant near St. George, Utah. The Company continues to evaluate the feasibility of custom recoveries of specialty metals and chemical products. Also in 1992, due to depressed silver prices, the Company recorded write-downs of approximately $9.0 million related to the Consolidated Silver and Hog Heaven silver properties, located in north Idaho and northwest Montana, respectively. The Lisbon Valley Project in Utah, a joint venture which is fully developed for uranium and vanadium production, was also written down in 1992 by approximately $3.5 million to its estimated net realizable value. Included in the 1992 write-downs were approximately $1.5 million and $0.4 million related to the Company's interests in the Creede and Hardscrabble gold and silver properties, respectively, both located in Colorado.

     Also included in the 1992 write-down is $2.9 million related principally to the Zenda property ($1.1 million) and the Van Stone mine ($1.7 million). Both were a result of decreases in estimates of metal prices and in the case of Van Stone, underground reserves. Certain non-recourse loans of approximately $3.5 million which were payable only from the net production proceeds of the Van Stone property were also written off.

     In 1993, the Company also recorded approximately $2.6 million as a reduction of the carrying value of mineral properties. This principally related to the American Girl (including Oro Cruz) joint venture which was written down $1.7 million to reflect updated information regarding reserves and operating costs. An additional $.7 million was recorded as a write-down of the Zenda property to reduce the carrying value to net realizable value.

                     HECLA MINING COMPANY AND SUBSIDIARIES

     On May 19, 1992, the Company acquired interests in a number of Mexican mineral concessions for approximately $2.9 million. The purchase consideration included the issuance of 184,862 shares of the Company's common stock valued at $1.8 million.

     The net carrying values of the major mining properties of the Company that were on a standby or idle basis at December 31, 1993 and 1992 were approximately $55.7 million and $7.2 million, respectively. Operations at the Greens Creek mine, with a net carrying value of $50.3 million at December 31, 1993, were suspended in April 1993 pending improvement in lead, zinc and silver prices.

     On February 8, 1994, the Company sold a 20 percent interest in its Grouse Creek gold project to Great Lakes Minerals Inc. of Toronto, Ontario ("Great Lakes"). The purchase price of $6.8 million represents 20 percent of the amount spent by the Company on acquisition, exploration and development of the project through June 30, 1993, including a fixed premium of $1.25 million. In addition, Great Lakes will fund its pro-rata share of the total construction cost for Grouse Creek from July 1, 1993 to the completion of the project which is currently estimated at $90 million, and has the option to increase its ownership to a maximum of 30 percent by contributing additional funds on a proportional basis.

NOTE 6:  INCOME TAXES

     Major components of the Company's income tax provision (benefit) are as follows (in thousands):


                                                                1991       1992      1993
                                                               -------     -----     -----
    Current:
      Federal................................................  $(1,375)    $(390)    $(200)
      State..................................................      248       165       226
                                                               -------     -----     -----
              Total current..................................   (1,127)     (225)       26
                                                               -------     -----     -----
    Deferred:
      Federal................................................   (1,390)      (17)     (728)
      State..................................................      (39)     (103)     (236)
                                                               -------     -----     -----
              Total deferred.................................   (1,429)     (120)     (964)
                                                               -------     -----     -----
    Income tax benefit.......................................  $(2,556)    $(345)    $(938)
                                                               -------     -----     -----
                                                               -------     -----     -----


     Effective January 1, 1992, the Company adopted the provisions of SFAS No.
109. As of January 1, 1992, the Company recorded a tax benefit of approximately $1.5 million ($0.049 per common share), which represents the net decrease in the deferred tax liability as of that date. This has been reflected in the consolidated statement of operations as a component of the cumulative effect of changes in accounting principles.

     In 1992 and 1991, for income tax purposes, the Company carried back current operating losses to offset income recorded in prior years and recorded income tax refunds of approximately $390,000 and $2.2 million, respectively.

                     HECLA MINING COMPANY AND SUBSIDIARIES

     The sources of significant temporary differences which gave rise to the deferred tax provision (benefit) and their effects were as follows (in thousands):


                                                                 1991        1992        1993
                                                                -------     -------     -------
Depreciation, depletion, deferred development and exploration
  costs.......................................................  $   311     $   196     $ 5,739
Utilization of capital losses.................................   (1,740)      2,428        (941)
Reclamation costs.............................................      (87)     (3,457)        476
Reduction in carrying values of mining properties, plants
  and equipment...............................................    --         (8,826)      --
Gain on sale of mineral property..............................     (466)      --          --
Unrealized losses on marketable equity securities.............      580      (1,491)        (84)
Increase of investment tax credits available to reduce
  deferred taxes..............................................     (109)      --          --
Change in valuation allowance associated with the ability to
  use net operating losses....................................    --         11,168      (6,361)
Postretirement benefits.......................................    --           (543)         (3)
Alternative minimum tax credit carryforward...................    --            390         156
Other, net....................................................       82          15          54
                                                                -------     -------     -------
                                                                $(1,429)    $  (120)    $  (964)
                                                                -------     -------     -------
                                                                -------     -------     -------


     The components of the net deferred tax liability as of December 31, 1993 and 1992, were as follows (in thousands):

                                                                             1993
                                                             -------------------------------------
                                                                   DEFERRED TAX
                                                             ------------------------
                                                              ASSETS      LIABILITIES      TOTAL
                                                             --------     -----------     --------
Accrued reclamation costs..................................  $  7,589                     $  7,589
Investment valuation differences...........................     1,754                        1,754
Miscellaneous..............................................     2,039                        2,039
Postretirement benefits other than pensions................       742                          742
Other liabilities..........................................       188                          188
Deferred compensation......................................       406                          406
Accounts receivable........................................       456                          456
Properties, plants and equipment...........................                $  (17,042)     (17,042)
Deferred income............................................                      (440)        (440)
Pension costs..............................................                      (477)        (477)
Deferred state income taxes, net...........................                    (2,271)      (2,271)
                                                             --------     -----------     --------
     Total temporary differences...........................    13,174         (20,230)      (7,056)
                                                             --------     -----------     --------
Mexican net operating losses...............................     1,280                        1,280
Federal net operating losses...............................    57,961                       57,961
State net operating losses.................................     4,359                        4,359
Tax credit carryforwards...................................     1,626                        1,626
                                                             --------     -----------     --------
Total net operating losses and tax credits.................    65,226                       65,226
                                                             --------     -----------     --------
Valuation allowance........................................   (58,529)                     (58,529)
                                                             --------     -----------     --------
Net deferred tax assets and liabilities....................  $ 19,871      $  (20,230)    $   (359)
                                                             --------     -----------     --------
                                                             --------     -----------     --------

                     HECLA MINING COMPANY AND SUBSIDIARIES

                                                                             1992
                                                             -------------------------------------
                                                                   DEFERRED TAX
                                                             ------------------------
                                                              ASSETS      LIABILITIES      TOTAL
                                                             --------     -----------     --------
Accrued reclamation costs..................................  $  8,008                     $  8,008
Investment valuation differences...........................     1,670                        1,670
Miscellaneous..............................................     1,236                        1,236
Postretirement benefits other than pensions................       738                          738
Other liabilities..........................................       698                          698
Deferred compensation......................................       532                          532
Accounts receivable........................................       456                          456
Properties, plants and equipment...........................                $  (11,999)     (11,999)
Deferred income............................................                      (516)        (516)
Pension costs..............................................                      (315)        (315)
Deferred state income taxes, net...........................                    (1,153)      (1,153)
                                                             --------     -----------     --------
     Total temporary differences...........................    13,338         (13,983)        (645)
                                                             --------     -----------     --------
Federal net operating losses...............................    48,090                       48,090
State net operating losses.................................     3,248                        3,248
Tax credit carryforwards...................................     1,630                        1,630
Alternative minimum tax credit carryforwards...............       156                          156
                                                             --------     -----------     --------
Total net operating losses and tax credits.................    53,124                       53,124
                                                             --------     -----------     --------
Valuation allowance........................................   (53,802)                     (53,802)
                                                             --------     -----------     --------
Net deferred tax assets and liabilities....................  $ 12,660      $  (13,983)    $ (1,323)
                                                             --------     -----------     --------
                                                             --------     -----------     --------

     The Company has recorded a valuation allowance to reflect the estimated amount of deferred tax assets which may not be realized principally due to expiration of net operating losses and tax credit carryforwards. The change in the valuation allowance is as follows (in thousands):


                                                                       1992         1993
                                                                     --------     --------
    Balance at beginning of year...................................  $(29,098)    $(53,802)
    Net increase in allowance related to uncertainty of recovery of
      net operating loss carryforwards.............................   (27,132)      (4,727)
    Utilization of capital loss carryforwards......................     2,428           --
                                                                     --------     --------
    Balance at end of year.........................................  $(53,802)    $(58,529)
                                                                     --------     --------
                                                                     --------     --------


     The annual tax benefit is different from the amount which would be provided by applying the statutory federal income tax rate to the Company's pretax loss. The reasons for the difference are as follows (in thousands):


                                                     1991      %      1992      %     1993      %
                                                    -------   ---   --------   ---   -------   ---
Computed "statutory" benefit......................  $(6,147)  (34)  $(18,876)  (34)  $(6,365)  (34)
Effect of adjustments associated with the
  alternative minimum tax.........................    3,594    20      --      --      --      --
Investment and foreign tax credits................     (202)   (1)     --      --      --      --
Nonutilization of net operating losses............       32   --      18,490    33     5,564    30
State income taxes, net of federal tax benefit....      167     1         41   --       (137)   (1)
                                                    -------   ---   --------   ---   -------   ---
Income tax benefit................................  $(2,556)  (14)  $   (345)   (1)  $  (938)   (5)
                                                    -------   ---   --------   ---   -------   ---
                                                    -------   ---   --------   ---   -------   ---

                     HECLA MINING COMPANY AND SUBSIDIARIES

     Certain of the Company's net operating loss carryovers are attributed to preference related items, and therefore are not available to offset alternative minimum taxable income. However, they are available to offset future regular taxable income. At December 31, 1993, Hecla and its subsidiaries had tax basis net operating loss carryovers available to offset future regular and alternative minimum taxable income. These carryovers expire as follows (in thousands):

                                                  REGULAR TAX NET      ALTERNATIVE MINIMUM TAX
                                                  OPERATING LOSSES      NET OPERATING LOSSES
                                                  ----------------     -----------------------
        1994....................................      $ 11,009                 $
        1995....................................        12,590                       5
        1996....................................           268                     268
        1997....................................         2,020                     695
        1998....................................        11,005                     308
        1999....................................         6,235                   1,199
        2000....................................         3,089                     789
        2001....................................         4,538                   1,683
        2002....................................         1,359                     346
        2003....................................         1,150                     623
        2004....................................        13,131                     532
        2005....................................        17,201                     878
        2006....................................        25,000                   3,105
        2007....................................        27,088                  17,414
        2008....................................        27,840                  22,731
                                                      --------                 -------
                                                      $163,523                 $50,576
                                                      --------                 -------
                                                      --------                 -------

     For U.S. income tax purposes Equinox has net operating loss carryforwards of approximately $6,950,000 which expire as follows (in thousands):

        2005................................................................  $   50
        2006................................................................   2,900
        2007................................................................   1,300
        2008................................................................   2,700
                                                                              ------
                                                                              $6,950
                                                                              ------
                                                                              ------

     In addition to the above, the Company had Mexican tax net operating loss carryovers totaling $1,280,000, which expire in 1998.

     During 1992, the Company used prior year capital loss carryovers of approximately $7.4 million to offset 1992 capital gains. At December 31, 1993, for income tax purposes, the Company had approximately $6.0 million of alternative minimum tax net operating losses generated by CoCa Mines Inc. ("CoCa") prior to its merger with the Company in 1991. Due to the merger, there are limitations on the amount of these net operating losses that can be utilized in any given year to reduce certain future taxable income.

                     HECLA MINING COMPANY AND SUBSIDIARIES

NOTE 7:  LONG-TERM DEBT AND CREDIT AGREEMENT

     Long-term debt at December 31, 1993 and 1992, consisted of the following (in thousands):


                                                                        1992        1993
                                                                       -------     -------
    Zero coupon convertible notes....................................  $69,376     $48,433
    Notes payable....................................................      917         962
    Other long-term debt.............................................      926         614
                                                                       -------     -------
                                                                       $71,219..   $50,009
                                                                       -------     -------
                                                                       -------     -------


  Zero Coupon Convertible Notes

     During 1989, the Company issued subordinated zero coupon convertible notes, due June 14, 2004, with a face value at maturity of $201,250,000. These Liquid Yield Option Notes ("LYONs") were issued at 30.832% of their face value at maturity which results in an 8% yield compounded semiannually to maturity. These notes are carried net of original issue discount, which is being amortized by the interest method over the life of the issue. The outstanding balances at December 31, 1993 and 1992, include the accrued original issue discount. The noteholder, at his option, may convert each note with a face value of $1,000 into 20.824 shares of the Company's common stock. The notes are redeemable in cash at any time at the option of the Company, in whole or in part, at redemption prices equal to the issue price plus original issue discount to the date of redemption. The Company will purchase any note with a face value of $1,000 at the option of the holder on June 14, 1994 ("Put Feature"), at a purchase price of $456.39 (issue price plus original issue discount to such date). The Company, at its option, may pay such purchase price in cash, shares of common stock or extension notes, but not in any combination thereof. However, because of the Company's need to utilize cash for planned capital expenditures, absent any action by the Company, it will pay for any LYONs delivered to it pursuant to the Put Feature by issuing Company common stock. The Company is unable to predict how many LYONs it may be required to purchase pursuant to the Put Feature and cannot predict what effect the Put Feature will have on the market price of Company common stock.

     The Company is currently considering several alternatives with respect to the Put Feature. Among the alternatives being examined by the Company is the sale of additional shares of the Company's common stock (or other Company securities) with the proceeds of such an offering being used either to redeem all of the outstanding LYONs or to pay cash for LYONs delivered to the Company pursuant to the Put Feature (and any remaining proceeds would be used for the Company's capital expenditures). The Company is also considering amending certain terms of the LYONs in order to make it less likely that the Put Feature will be exercised on June 14, 1994, including changing the conversion ratio to increase the number of shares of the Company's common stock that would be issuable for each LYON. If either of these alternatives is pursued, then additional shares of Company common stock could be issued, although the Company's intent with respect to these alternatives is to issue less shares of Company common stock (other than any securities sold to raise additional funds for capital expenditures) than would be the case if the Company was required to repurchase all of the outstanding LYONs pursuant to the Put Feature on June 14, 1994. However, if the Company takes no action with respect to the Put Feature and is required to purchase all of the outstanding LYONs on June 14, 1994, based upon current market prices ($11.63 on December 31, 1993), the Company would have to issue approximately 4,300,000 shares of Company common stock. There can be no assurance that the Company will determine to pursue, or be successful in pursuing, any alternative (including and in addition to the alternatives discussed above) to reduce the likelihood that the Put Feature will result in the issuance of a significant amount of the Company's common stock.

     At December 31, 1993, remaining deferred debt issuance costs of approximately $1.4 million incurred in connection with the issuance of this debt is being amortized using the interest method over the life of the issue.

                     HECLA MINING COMPANY AND SUBSIDIARIES

     On May 19, 1992, the Company exchanged 1,120,125 shares of its common stock for 30,900 outstanding LYONs. In the noncash transaction, the Company recorded the issuance of common stock totaling approximately $11.2 million and the reduction of long-term debt and deferred issuance costs totaling approximately $12.0 million and $0.3 million, respectively, recognizing a gain totaling approximately $0.5 million.

     On April 29, 1993, the Company exchanged 2.2 million shares of its common stock for 60,400 outstanding LYONs. The Company recorded the issuance of common stock totaling approximately $24.4 million and the reduction of long-term debt and deferred issuance costs totaling approximately $25.2 million and $0.5 million, respectively, recognizing a gain from this transaction of approximately $0.3 million. The market value of the outstanding LYONs at December 31, 1993, is $48.4 million based on quoted market prices for the debt.

  Notes Payable

     The notes are noninterest-bearing, discounted at 15% and payable in three annual equal amounts from the date of commercial production of the Grouse Creek property which is currently estimated to be October 1994. The fair value of these notes payable approximates the carrying value at December 31, 1993.

     In 1992, Equinox issued common stock having a fair market value of $716,000 in exchange for an investment and marketable securities of $358,000 and in payment of notes payable for $358,000.

  Revolving Credit Agreement

     On January 25, 1993, the Company entered into a secured reducing revolving credit facility. The agreement provided for reducing revolving credit advances of up to $24.0 million. On November 11, 1993, the Company amended this agreement to provide for reducing revolving credit advances of up to $30.0 million. There were no outstanding borrowings under this agreement at December 31, 1993. Pursuant to the amended agreement, the availability under the facility reduces as follows:

                          SCHEDULED                  BASE COMMITMENT     BASE COMMITMENT
                       REDUCTION DATE                   REDUCTION           AVAILABLE
          -----------------------------------------  ---------------     ---------------
          December 31, 1995........................    $ 3,750,000         $26,250,000
          March 31, 1996...........................      3,750,000          22,500,000
          June 30, 1996............................      3,750,000          18,750,000
          September 30, 1996.......................      3,750,000          15,000,000
          December 31, 1996........................     15,000,000            --

     Commitment fees are 1/2 of 1 percent on the average daily unused portion of the base commitment. The interest rate options are a specified bank's reference rate plus 1/2 percent, a CD Rate plus 1 5/8 percent or the Offshore Rate plus
1 1/2 percent. No compensating balances are required. Borrowings under the agreement are collateralized by the Company's accounts receivable, inventories, and specified marketable securities. The agreement contains restrictive covenants, among others, concerning the maintenance of a minimum net worth, current ratio, leverage ratio, and fixed charge coverage ratio.

     The Company's interest costs were as follows (in thousands):


                                                      1991         1992          1993
                                                     ------       -------       -------
        Total interest cost........................  $6,958       $ 6,911       $ 5,223
        Less amount capitalized....................    (145)       (2,070)       (3,533)
                                                     ------       -------       -------
                  Total interest expense...........  $6,813       $ 4,841       $ 1,690
                                                     ------       -------       -------
                                                     ------       -------       -------

                     HECLA MINING COMPANY AND SUBSIDIARIES

NOTE 8:  CONTINGENCIES

     The Company has received notices from the United States Environmental Protection Agency ("EPA") that it and numerous other parties are potentially responsible to remediate alleged hazardous substance releases at several sites under the Comprehensive Environmental Response Compensation and Liability Act of 1980 ("CERCLA" or "Superfund"). In addition, in January of 1985, the Company was named, along with a number of other parties, as a third-party defendant in a suit initially brought by the State of Colorado against ASARCO Inc. in December 1983 in Colorado Federal District Court under CERCLA to recover natural resource damages allegedly caused by releases of hazardous substances into the environment from the Yak Tunnel, located near Leadville, Colorado ("Leadville Site"). The third-party complaint seeks contribution from the third-party defendants for damages which ASARCO may be held liable for in the primary action. In August 1986, the Company was named a defendant in a lawsuit brought in Colorado Federal District Court by the United States of America against the Company and a number of other parties seeking to recover the United States' response costs under CERCLA incurred or to be incurred at the Leadville Site covered by the State of Colorado lawsuit filed previously. The state and federal government CERCLA litigation related to the Leadville Site was consolidated into a single lawsuit on February 2, 1987. In September 1991, the Company entered into an Order on Consent with the EPA and the Department of Justice pursuant to which the Company and the federal government agreed to a three-step process for settling the Company's liability to the federal government at the Leadville Site. As a step in the three-step settlement process, on January 6, 1993, the Colorado Federal District Court entered a Partial Consent Decree between the United States and the Company which resolves all issues concerning the Company's alleged liability to the United States for response costs at the site, except for response costs related to certain mill tailings impoundments located at the Leadville Site. The Company paid the United States $450,000 under the decree. The other two steps in the settlement process at the site relate to the Company finalizing a study of any environmental impacts associated with the tailings impoundments and implementing the appropriate response activity to address these impacts. In July 1993, the Company completed and delivered to EPA the study report analyzing the environmental impacts associated with the tailings impoundments. Based on that study report, EPA has selected a response action for the tailings impoundments which requires capping and providing of vegetation cover for the tailings impoundments. The Company has recently finalized the terms of a consent decree with the federal government providing for the payment by the Company of $516,000 to cover a portion of EPA's past costs at the site and a portion of the costs of the selected response action for the tailings impoundments. The consent decree is in the process of being signed by all parties and must also be approved by the Colorado Federal District Court. Upon final approval of the consent decree, the Company will be released from liability for response costs for the entire Leadville Site. In November 1991, the Company finalized a settlement with two primary liability insurers concerning insurance coverage for the Company's environmental liability at the Leadville Site. The monies received in the insurance settlement in November 1991 are sufficient to cover the Company's CERCLA liability at the site.


     In October 1989, and again in February 1990, the Company was notified by the EPA that the EPA considered the Company a Potentially Responsible Party ("PRP") at the Bunker Hill Superfund Site located at Kellogg, Idaho ("Bunker Hill Site"). The EPA has also notified a number of other companies involved in mining or smelting activities in the site area that the EPA has determined they are also PRPs at the site. The EPA has asserted that all PRPs, including the Company, are responsible for the EPA's response costs and for remediating the Bunker Hill Site as a result of the parties' release of hazardous substances at or into the site. In August 1991, the EPA issued a Record of Decision regarding the remedial action plan for the populated areas of the site. During the summers of 1990, 1991, 1992, and 1993, the Company participated, along with a number of other PRPs at the site, in a number of Orders on Consent pursuant to which the participating PRPs agreed to undertake certain limited remedial activities related to the populated areas of the site. The Company has also participated with Gulf USA Corporation, one of the PRPs at the site, in an Order on Consent with the EPA pursuant to which the Company and Gulf USA agreed to undertake certain remedial activity with regard

                     HECLA MINING COMPANY AND SUBSIDIARIES
to the hillsides located within the site. The EPA's Record of Decision covering the nonpopulated areas of the site was issued on September 22, 1992. On November 4, 1992, the EPA issued special notice letters under CERCLA to the Company and a number of other PRPs at the site demanding reimbursement of the federal government's past response costs and implementation of the remedial activity covered by the two previous Records of Decision issued for the site. In November 1992, the major PRPs at the site, including the Company, agreed to an allocation of most of the future remedial activity at the site under the Records of Decision. The allocation is between two PRP groups. One PRP group is principally made up of mining companies who operated upstream from the site, and the second PRP group is made up of Gulf USA and other companies who had mining, smelting, or related operations within the site. The allocation for remedial activity among the two PRP groups is based upon a number of factors, including each PRP's level of activity affecting the site and an estimate of the costs to implement the various portions of the site remediation. On January 11, 1993, the Company and certain other PRPs who had received the special notice letters submitted to the EPA an offer which the PRPs deemed should satisfy the government's requirements under CERCLA for a good-faith offer. Under the terms of the offer, the Company and a subset of the participating PRPs would assume responsibility for most residential and commercial soils remediation and other incidental and related activities. A different PRP sub-group, of which the Company is not a member but which includes Gulf USA, would be responsible for implementing most of the remaining site's remedial activities. The responsibility of each PRP group would be several from the responsibilities of the other group, but would be joint and several among the PRPs within each group. The Company estimates most of the proposed remedial activity at the site will be undertaken over a period of five to seven years. The PRPs' goodfaith offer did not include payment of any of the government's past response costs. In October 1993, Gulf USA filed voluntary bankruptcy under Chapter 11 of the United States Bankruptcy Code. Notwithstanding Gulf's bankruptcy filing, the PRP group including the Company has recently finalized the terms of a consent decree with the federal government and the State of Idaho generally along the allocation of liability set forth in the PRPs' goodfaith offer. The Company and the other PRPs participating in the consent decree have also agreed to an allocation of costs to implement the work at the Bunker Hill Site under the terms of the consent decree. The consent decree at the Bunker Hill Site is in the process of being executed by all parties and will also be subject to Idaho Federal District Court approval.

     In July 1991, the Coeur d'Alene Indian Tribe (the "Tribe") brought a lawsuit, under CERCLA, in Idaho Federal District Court against the Company and a number of other mining companies asserting claims for damages to natural resources located downstream from the Bunker Hill Site over which the Tribe alleges some ownership or control. The Company has answered the Tribe's complaint denying liability for natural resource damages and asserted a number of defenses to the Tribe's claims, including a defense that the Tribe has no ownership or control over the natural resources they assert have been damaged. In July 1992, the Idaho Federal District Court, in a separate action, determined that the Tribe does not own the beds, banks and waters of Lake Coeur d'Alene and the lower portion of its tributaries, the ownership of which is the primary basis for the natural resource damage claims asserted by the Tribe against the Company. Based upon the Tribe's appeal of the July 1992 district court ownership decision to the 9th Circuit U.S. Court of Appeals, the court in the natural resource damage litigation issued an order on October 30, 1992, staying the court proceedings in the natural resource damage litigation until a final decision is handed down on the question of the Tribe's title.

     In 1991, the Company initiated litigation in the Idaho State District Court in Kootenai County, Idaho, against a number of insurance carriers which provided comprehensive general liability insurance coverage to the Company and its predecessors. The Company believes that the insurance companies have a duty to defend and indemnify the Company under their policies of insurance relating to claims asserted against the Company by the EPA and by the Tribe. In two separate decisions issued in August 1992 and in March 1993, the court ruled that the named primary insurance companies had a duty to defend the Company in the Tribe's lawsuit,

                     HECLA MINING COMPANY AND SUBSIDIARIES
but that no carrier had a duty to defend the Company in the EPA proceeding. The Company has not reduced its environmental accrual to reflect any anticipated insurance proceeds.

     The Records of Decision with respect to both the populated and nonpopulated areas for the Bunker Hill Site indicate that future remediation costs total approximately $93.0 million. Additionally, the federal government has asserted that they have incurred approximately $17.0 million in past costs at the site. Because CERCLA assigns joint and several liability among the PRPs, any one of the PRPs, including the Company, could be assessed the entire cost of remediation. However, based upon the terms of the consent decrees and related agreements for the Bunker Hill and Leadville Sites, as described above, the Company has accrued an amount for the Company's share of such remediation and other costs that management presently believes is the most likely amount that the Company will be required to fund. Based upon this analysis, in the fourth quarter of 1993, the Company increased its allowance for CERCLA Superfund Site remedial action costs at the Bunker Hill and Leadville Sites by approximately $0.2 million and $0.3 million, respectively. The total allowance for liability for remedial activity costs at the Bunker Hill and Leadville Sites is $10.2 million and $0.5 million, respectively, as of December 31, 1993. Other than consulting work necessary for the implementation of the Company's allocated portion of the remedial activity at these sites, the Company's accruals do not include any future legal or consulting costs. The Company does not believe that these costs will be material. In addition, the Company has not included any amounts for unasserted claims at these or any other sites because the Company's potential liability has not been asserted or established and amounts, if any, of potential liability are impossible to determine. During 1993, 1992 and 1991, the Company expensed approximately $0.8 million, $8.6 million and $2.8 million, respectively, in connection with the Superfund Sites.

     In December 1993, Industrial Constructors Corp. ("ICC") served the Company with a complaint in Federal District Court for the District of Idaho alleging that the Company failed to comply with the terms of the contract between the Company and ICC relating to the earth moving work contracted to ICC at the Company's Grouse Creek gold project. ICC has alleged that the Company owes ICC in excess of $5.0 million not previously paid, including an approximate $1.0 million retention currently held by the Company under the terms of the contract. The Company terminated ICC's work at the Grouse Creek gold project effective November 26, 1993, pursuant to its rights in the contract and is proceeding to rebid the second season of work originally contracted to ICC. The Company has answered the complaint denying the allegations of ICC and has filed a counterclaim against ICC in excess of $2.0 million for damages incurred by the Company as a result of ICC's failure to comply with the terms of the contract. The litigation is in the early stages of discovery; however, the Company hopes to be able to mediate the dispute with ICC prior to proceeding to trial.

     A jury trial is scheduled to commence in May 1994 in Idaho State District Court with respect to a lawsuit previously filed against the Company by Star Phoenix Mining Company ("Star Phoenix"), a former lessee of the Star Morning Mine, over a dispute between the Company and Star Phoenix with respect to the Company's November 1990 termination of Star Phoenix's lease of the Star Morning Mine property. Star Phoenix, which is in bankruptcy, alleges the Company wrongfully terminated the lease agreement and interfered with Star Phoenix's contractual relationship with a major vendor and the purchaser of concentrates from the Star Phoenix operations. In addition, certain principals of Star Phoenix who guaranteed a portion of the Star Phoenix obligations have made similar claims against the Company. In each case the plaintiffs have asserted that they have incurred damages amounting to millions of dollars as a result of the Company's actions. It is the Company's position that the plaintiff's claims are without merit and that the Company terminated the lease agreement in accordance with the terms of the agreement. The Company believes it has sufficient defenses to all the plaintiffs' claims, and that the Company will ultimately prevail in this litigation.

     The Company is subject to other legal proceedings and claims which have arisen in the ordinary course of its business and have not been finally adjudicated. These actions, when ultimately concluded and determined,

                     HECLA MINING COMPANY AND SUBSIDIARIES
and any remaining unaccrued potential liability at the Superfund sites addressed above will not, in the opinion of management, have a material effect on results of operations or the financial condition of the Company and its consolidated subsidiaries.

NOTE 9:  EMPLOYEE BENEFIT PLANS

     The Company and certain subsidiaries have pension plans covering substantially all employees. One plan covering eligible salaried and hourly employees provides retirement benefits and is based on the employee's compensation during the highest 36 months of the last 120 months before retirement. Three other pension plans covering eligible hourly employees provide benefits of stated amounts for each year of service. It is the Company's policy to make contributions to these plans sufficient to meet the minimum funding requirements of applicable laws and regulations, plus such additional amounts, if any, as the Company and its actuarial consultants consider appropriate. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future. Plan assets for these plans consist principally of equity securities, insurance contracts and corporate and U.S. government obligations.

     Net periodic pension cost (income) for the plans consisted of the following in 1993, 1992 and 1991 (in thousands):


                                                             1991        1992        1993
                                                            -------     -------     -------
    Service cost..........................................  $   665     $   872     $   961
    Interest cost.........................................    1,735       1,732       1,899
    Return on plan assets.................................   (2,265)     (2,849)     (2,924)
    Amortization of transition asset......................     (443)       (434)       (434)
    Amortization of unrecognized prior service cost.......       45          45          45
    Amortization of unrecognized net (gain) loss from
      earlier periods.....................................    --           (305)          6
                                                            -------     -------     -------
      Net pension income..................................  $  (263)    $  (939)    $  (447)
                                                            -------     -------     -------
                                                            -------     -------     -------


     The following table sets forth the funded status of the plans and amounts recognized in the Company's consolidated balance sheets at December 31, 1993 and 1992 (in thousands):


                                                                       1992         1993
                                                                     --------     --------
    Actuarial present value of benefit obligations:
      Vested benefits..............................................  $ 26,171     $ 27,771
      Nonvested benefits...........................................       395          764
                                                                     --------     --------
    Accumulated benefit obligations................................    26,566       28,535
    Effect of projected future salary and wage increases...........     1,701        2,205
                                                                     --------     --------
    Projected benefit obligations..................................  $ 28,267     $ 30,740
                                                                     --------     --------
                                                                     --------     --------
    Plan assets....................................................  $ 35,299     $ 35,135
    Projected benefit obligations..................................   (28,267)     (30,740)
                                                                     --------     --------
    Plan assets in excess of projected benefit obligations.........     7,032        4,395
    Unrecognized net gain..........................................    (2,643)        (253)
    Unrecognized prior service cost................................       519          778
    Unrecognized net asset at January 1............................    (3,950)      (3,515)
                                                                     --------     --------
    Pension asset recognized in consolidated balance sheets........  $    958     $  1,405
                                                                     --------     --------
                                                                     --------     --------

                     HECLA MINING COMPANY AND SUBSIDIARIES

     The projected benefit obligation was calculated applying the following average rates:


                                                                             1992     1993
                                                                             ----     ----
    Discount rate..........................................................  7.00%    6.50%
    Long-term compensation increase........................................  6.00%    5.00%
    Long-term rate of return on plan assets................................  8.50%    8.50%


     In 1988, 1991 and again in 1992, the Company offered a special early retirement option to participants in the Hecla retirement plan with no actuarial reduction in their accrued benefit for early retirement. The costs associated with the 1988 special early retirement program were accrued in 1988 and are being funded out of general corporate funds until the participant reaches normal retirement age or age 60 with 30 years of service, at which time payments will be made by the related pension trust. The 1991 and 1992 special early retirement programs are being funded out of the related pension trust.

     The Company provides certain postretirement benefits, principally health care and life insurance benefits for qualifying retired employees. The costs of these benefits are being funded out of general corporate funds. Prior to 1992, the cost of some of these benefits was expensed when payments were made. Other health care and life insurance benefits had been previously accrued. Effective January 1, 1992, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS No. 106), which requires that these postretirement benefits be accrued over the period in which active employees provide services to the Company. At January 1, 1992, the cumulative effect of recording these postretirement benefits was to increase the 1992 net loss by $1.6 million or $0.051 per share.

     Net periodic postretirement benefit cost for 1993 and 1992 included the following components (in thousands):


                                                                            1992     1993
                                                                            ----     ----
    Service cost..........................................................  $ 22     $ 28
    Interest cost.........................................................   179      164
                                                                            ----     ----
    Net postretirement benefit cost.......................................  $201     $192
                                                                            ----     ----
                                                                            ----     ----


     Postretirement benefit costs under the previous method were $40,000 in 1991.

     The following table sets forth the status of the postretirement benefits programs (other than pensions) and amounts recognized in the Company's consolidated balance sheet at December 31, 1993 and 1992 (in thousands):


                                                                        1992        1993
                                                                       -------     -------
    Accumulated postretirement benefit obligation:
      Retirees.......................................................  $(2,011)    $(1,569)
      Fully eligible, active plan participants.......................     (113)       (355)
      Other active plan participants.................................     (220)       (242)
                                                                       -------     -------
                                                                        (2,344)     (2,166)
      Unrecognized net (gain) loss...................................       50        (191)
                                                                       -------     -------
    Accumulated postretirement benefit obligation recognized in
      consolidated balance sheet.....................................  $(2,294)    $(2,357)
                                                                       -------     -------
                                                                       -------     -------


     The actuarial assumptions used in determining the Company's accumulated postretirement benefit obligation are provided in the table below. Due to the short period which the Company provides medical benefits to its retirees, the increases in medical costs are assumed to be 6% in each year. A 1% change in the

                     HECLA MINING COMPANY AND SUBSIDIARIES
assumed health care cost trend rate would not have a significant impact on the accumulated postretirement benefit obligation or the aggregate of service and interest cost for 1993 or 1992.


                                                                             1992     1993
                                                                             ----     ----
    Discount rate..........................................................  7.00%    6.50%
    Trend rate for medical benefits........................................  6.00%    6.00%


     The Company has a Deferred Compensation Plan which permits eligible officers and directors to defer a portion of their compensation. The deferred compensation, which together with Company matching amounts and accumulated interest is accrued but unfunded, is distributable in cash after retirement or termination of employment, and at December 31, 1993 and 1992, amounted to approximately $1.2 million. The Company has insured the lives of certain officers, who participate in the deferred compensation program, to assist in the funding of the deferred compensation liability. The Company is the owner and beneficiary of the insurance policies. At December 31, 1993, the cash surrender value of these policies was $2.4 million, which is net of $2.2 million of policy loans.

     The Company has an employees' Capital Accumulation Plan ("Plan") which is available to all salaried and certain hourly employees after completion of one year of service. Employees may contribute from 2% to 10% of their compensation to the Plan. Effective January 1, 1993, nonhighly compensated employees may contribute up to 15%. The Company makes a matching contribution of 25% of an employee's contribution up to, but not exceeding, 5% of the employee's earnings. The Company's contributions for both 1993 and 1992 were approximately $158,000 and $149,000 for 1991.

NOTE 10:  SHAREHOLDERS' EQUITY

Preferred Stock

     In June 1993, the Company completed a public offering of 2.3 million shares of Series B Cumulative Convertible Preferred Stock, par value $0.25 per share (the "Preferred Shares"). The shares were sold for $50 each and the Company received net proceeds of $110,346,000 from the offering. Holders of the Preferred Shares are entitled to receive cumulative cash dividends at the annual rate of $3.50 per share payable quarterly, when and if declared by the Board of Directors.

     The Preferred Shares are convertible in whole or in part at the option of the holders thereof, into shares of common stock at an initial conversion price of $15.55 per share of common stock. The Preferred Shares are not redeemable by the Company prior to July 1, 1996. After such date, the shares will be redeemable at the option of the Company at any time, in whole or in part, initially at $52.45 per share and thereafter at prices declining ratably on each July 1 to $50 per share on or after July 1, 2003.

     Holders of the Preferred Shares have no voting rights except if the Company fails to pay the equivalent of six quarterly dividends. If these dividends are not paid, the holders of Preferred Shares, voting as a class, shall be entitled to elect two additional directors. The holders of Preferred Shares also have voting rights related to certain amendments to the Company's Articles of Incorporation.

     The Preferred Shares rank senior to the common stock and any outstanding shares of Series A Preferred Shares. The Preferred Shares have a liquidation preference of $50 per share plus all accrued and unpaid dividends.

Shareholder Rights Plan

     In 1986, the Company adopted a Shareholder Rights Plan. Pursuant to this plan, holders of common stock received one preferred share purchase right for each common share held. The plan was amended effective November 9, 1990. The rights will be triggered once an Acquiring Person, as defined, acquires 15% or more of the Company's outstanding common shares. The 15% triggering threshold may be reduced by the

                     HECLA MINING COMPANY AND SUBSIDIARIES

Board of Directors to not less than 10%. When exercisable, the right would, subject to certain adjustments and alternatives, entitle rightholders, other than the Acquiring Person or group, to purchase common stock of the Company or the acquiring company having a market value of twice the $47.50 exercise price of the right. The rights are nonvoting, may be redeemed at any time at a price of 5c per right prior to the tenth day after an Acquiring Person acquires 15% of the Company's common stock, and expire in 1996. Additional details are set forth in the Rights Agreement filed with the Securities and Exchange Commission on May 19, 1986, and in the amendments dated November 29, 1990 and September 30, 1991.

Stock Option Plans

     In connection with the Company's 1991 acquisition of CoCa, the Company assumed three preexisting CoCa employee stock option plans ("CoCa Plans"), and converted all options then outstanding under the CoCa Plans into options to acquire shares of the Company's common stock. No further options will be granted under these CoCa Plans.

     The Company adopted a nonstatutory stock option plan in 1987. The plan provides that options may be granted to certain officers and key employees to purchase common stock at a price of not less than 50% of the fair market value at the date of grant. The plan also provides that options may be granted with a corresponding number of stock appreciation rights and/or tax offset bonuses to assist the optionee in paying the income tax liability that may exist upon exercise of the options. All of the outstanding stock options under the 1987 plan were granted at an exercise price equal to the fair market value at the date of grant and with an associated tax offset bonus. Outstanding options under the 1987 plan are immediately exercisable for periods up to ten years. At December 31, 1993 and 1992, there were 129,148 and 101,748 shares, respectively, available for grant in the future under the plan. The plan expires in 1997.

     The Company had an incentive stock option plan under which options were granted to purchase common stock at a price not less than the fair market value at date of grant. This plan expired in 1992.

     The aggregate amounts charged (credited) to operations in connection with the plans were $309,000, $(165,000) and $170,000 in 1993, 1992 and 1991,
respectively.

     Transactions concerning stock options are summarized as follows:

                                               INCENTIVE
                                           STOCK OPTION PLAN        NONSTATUTORY STOCK
                                                 TOTAL                  OPTION PLAN
                                         ----------------------   -----------------------    TOTAL
                                          SHARES       PRICE       SHARES       PRICE        SHARES
                                         --------   -----------   --------   ------------   --------
Outstanding, December 31, 1990.........   151,606   $8.54-10.87    424,281   $7.12-18.26..   575,887
Year ended December 31, 1991:
  Exercised............................  (104,980)   8.54-10.87    (38,653)   7.12-8.54     (143,633)
                                         --------                 --------                  --------
Outstanding, December 31, 1991.........    46,626    8.54-10.87    385,628    7.12-18.26     432,254
Year ended December 31, 1992:
  Granted..............................     --          --          66,000      10.50         66,000
  Exercised............................     --          --         (37,525)   7.12-8.54      (37,525)
  Expired..............................   (46,626)   8.54-10.87     (7,500)     10.37        (54,126)
                                         --------                 --------                  --------
Outstanding, December 31, 1992.........     --          --         406,603    7.12-18.26     406,603
Year ended December 31, 1993:
  Granted..............................     --                       --                        --
  Exercised............................     --                     (86,443)   7.12-12.25     (86,443)
  Expired..............................     --                     (18,500)  10.38-12.25     (18,500)
                                         --------                 --------                  --------
Outstanding, December 31, 1993.........     --                     301,660   $7.12-18.26     301,660
                                         --------                 --------                  --------
                                         --------                 --------                  --------

                     HECLA MINING COMPANY AND SUBSIDIARIES

     As a result of the acquisition of Equinox, the outstanding options under the Equinox stock option plan became exercisable for Hecla common shares. Transactions concerning the Equinox options, giving effect to the common share exchange ratio, are as follows:

                                                               SHARES         PRICE
                                                              --------     ------------
        Outstanding, December 31, 1990......................   169,500        $4.14
        Year ended December 31, 1991:
          Granted...........................................   135,000         4.21
          Exercised.........................................  (130,500)        4.21
                                                              --------
        Outstanding, December 31, 1991......................   174,000      4.14-4.21
        Year ended December 31, 1992:
          Granted...........................................   177,900      3.78-19.56
          Exercised.........................................   (36,900)        3.78
                                                              --------
        Outstanding, December 31, 1992......................   315,000      3.78-19.56
        Year ended December 31, 1993:
          Granted...........................................    25,500      6.00-6.52
          Exercised.........................................   (88,200)     3.80-6.55
                                                              --------
        Outstanding, December 31, 1993......................   252,300     $3.78-19.56
                                                              --------     ------------
                                                              --------     ------------

     At December 31, 1993, the Company has outstanding 459,433 warrants to acquire the Company's common stock at an exercise price of $17.81 and 12,859 warrants to acquire the Company's common stock at an exercise price of $12.42. The warrants outstanding are exercisable until May 5, 1994. However, such warrants will expire if, at any time after May 15, 1990, upon 60 calendar days' prior notice, the Company's common stock has had an average per share closing public market price of not less than $22.24 for at least 60 consecutive trading days prior to such expiration notice.

     Additionally, as a result of the acquisition of Equinox, outstanding Equinox warrants became exercisable for Hecla common shares. At December 31, 1993, there were 415,131 warrants outstanding to acquire Hecla common shares at $8.55 per share, which expire in August, 1996. If the Company's shares trade at a price of $12.58 per share for 20 consecutive trading days, upon Hecla's election and notice to warrantholders, the holders of Equinox warrants must exercise their warrants or lose their right to exercise.

                     HECLA MINING COMPANY AND SUBSIDIARIES

NOTE 11: BUSINESS SEGMENTS
                                 (IN THOUSANDS)


                                                               1991         1992         1993
                                                             --------     --------     --------
Net sales to unaffiliated customers:
     Metal.................................................  $ 77,044     $ 58,390     $ 45,892
     Industrial minerals...................................    40,524       43,231       44,953
     Specialty metals......................................        --           --        2,043
                                                             --------     --------     --------
                                                             $117,568     $101,621     $ 92,888
                                                             --------     --------     --------
                                                             --------     --------     --------
Income (loss) from operations:
     Metals................................................  $ (3,990)    $(40,198)    $(15,418)
     Industrial minerals...................................     5,842        4,620        4,449
     Specialty metals......................................    (2,004)     (15,332)        (504)
     General corporate.....................................   (15,720)     (10,057)      (8,809)
                                                             --------     --------     --------
                                                             $(15,872)    $(60,967)    $(20,282)
                                                             --------     --------     --------
                                                             --------     --------     --------
Capital expenditures:
     Metals (including $12,826 in Mexico in 1993)..........  $ 21,171     $ 20,190     $ 45,961
     Industrial minerals (including $5,800 in Mexico in
       1993)...............................................     3,401        3,203       11,938
     Specialty metals......................................        --           --           --
     General corporate assets..............................       957          158          548
                                                             --------     --------     --------
                                                             $ 25,529     $ 23,551     $ 58,447
                                                             --------     --------     --------
                                                             --------     --------     --------
Depreciation, depletion and amortization:
     Metals................................................  $ 16,892     $  9,618     $ 10,052
     Industrial minerals...................................     4,314        4,188        3,718
     Specialty metals......................................        --           --           33
     General corporate assets..............................       692          819          392
                                                             --------     --------     --------
                                                             $ 21,898     $ 14,625     $ 14,195
                                                             --------     --------     --------
                                                             --------     --------     --------
Identifiable assets:
     Metals (including $21,028 in Mexico in 1993)..........  $172,944     $138,191     $136,735
     Industrial minerals (including $7,054 in Mexico in
       1993)...............................................    47,452       46,488       68,068
     Specialty metals......................................        --           --        4,197
     General corporate assets..............................    38,766       44,206       81,486
     Idle facilities.......................................    17,694        7,245       55,667
                                                             --------     --------     --------
                                                             $276,856     $236,130     $346,153
                                                             --------     --------     --------
                                                             --------     --------     --------



     Net sales and identifiable assets of each segment are those that are directly identified with those operations. General corporate assets consist primarily of cash, receivables, investments and corporate property, plant and equipment. As a result of depressed metals prices, operations were suspended at the Greens Creek mine in April 1993 and the property was placed on a care-and-maintenance basis pending resumptions of operations. At December 31, 1993, the Company's recorded net book value of identifiable assets of the Greens Creek mine was approximately $50.3 million. This amount has been classified in the Idle Facilities category at December 31, 1993.

                                  (PHOTO 3)


             COMMENCEMENT OF OPERATIONS AT THE LA CHOYA GOLD MINE




                                  (PHOTO 4)


              HEADFRAME AT THE LUCKY FRIDAY SILVER AND LEAD MINE

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY
REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE UNDERWRITERS.
THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN
THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.
                               ------------------
                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    3
Investment Considerations.............   13
Metals Prices.........................   18
The Company...........................   19
Recent Developments...................   19
Use of Proceeds.......................   21
Price Range of Common Stock and
  Dividend Policy.....................   21
Capitalization........................   23
Selected Consolidated Financial
  Data................................   24
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   26
Business..............................   34
Description of LYONs..................   52
Description of Capital Stock..........   54
Description of Credit Facility........   58
Certain United States Tax Consequences
  for Non-U.S. Shareholders...........   58
Underwriting..........................   61
Legal Matters.........................   62
Experts...............................   62
Available Information.................   62
Information Incorporated by
  Reference...........................   62
Glossary of Certain Mining Terms......   64
Index to Financial Statements.........  F-1


                               ------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                6,500,000 SHARES

                                    [HECLA]

                              HECLA MINING COMPANY

                                  COMMON STOCK

                         ------------------------------

                                   PROSPECTUS

                         ------------------------------


                              MERRILL LYNCH & CO.

                              SALOMON BROTHERS INC

                                           , 1994

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The registrant estimates that expenses in connection with the offering described in this Registration Statement (other than underwriting discount) will be as follows:

    Securities and Exchange Commission Registration Fee.......................  $ 30,931
    National Association of Securities Dealers Fee............................  $  9,125
    Listing Fees..............................................................  $ 22,125
    Legal Fees and Expenses...................................................  $125,000
    Printing and Engraving....................................................  $160,000
    Accountant's Fees and Expenses............................................  $ 60,000
    Blue Sky Fees and Expenses................................................  $ 22,500
    Registrar and Transfer Agent Fees.........................................  $ 10,000
    Miscellaneous.............................................................  $ 60,319
                                                                                --------
              Total...........................................................  $500,000
                                                                                --------
                                                                                --------

     The registrant will pay all of these expenses.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article IX of the registrant's Certificate of Incorporation provides:

                  LIMITATION OF LIABILITY AND INDEMNIFICATION

     SECTION I. Limitation of Liability. A director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. If the Delaware General Corporation Law is amended after approval by the shareholders of this article to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. This paragraph shall not eliminate or limit the liability of a director for any act or omission which occurred prior to the effective date of its adoption. Any repeal or modification of this paragraph by the shareholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

     SECTION II. Indemnification and Insurance. A. Right to Indemnification of Directors, Officers and Employees. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a director, officer or employee of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer or employee or in any other capacity while serving as a director, officer or employee, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment only to the extent that such amendment permits the Corporation to provide broader indemnification rights than permitted prior thereto), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith and such indemnification shall continue as to an indemnitee who has ceased to be a director, officer or employee and shall inure to the benefit of the indemnitee's heirs, executors and administrators; provided, however, that, except as provided in paragraph (b) hereof with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the board of directors of the Corporation. The right to indemnification conferred in this Section shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section or otherwise.

     B. Right of Indemnitee to Bring Suit. If a claim under paragraph (a) of this Section is not paid in full by the Corporation within sixty days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and
(ii) in any suit by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met the applicable standard of conduct set forth in the Delaware General Corporation Law. Neither the failure of the Corporation (including its board of directors, independent legal counsel, or its shareholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its board of directors, independent legal counsel, or its shareholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Section or otherwise shall be on the Corporation.

     C. Non-Exclusivity of Rights. The rights to indemnification and to the advancement of expenses conferred in this Section shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, this Certificate of Incorporation, By-Law, agreement, vote of shareholders or disinterested directors or otherwise. The Corporation is authorized to enter into contracts of indemnification.

     D. Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

     E. Indemnification of Agents of the Corporation. The Corporation may, to the extent authorized from time to time by the board of directors, grant rights to indemnification, and to the advancement of expenses, to any agent of the Corporation to the fullest extent of the provisions of this Section with respect to the indemnification and advancement of expenses of directors, officers and employees of the Corporation.

     Article VII of the registrant's Bylaws provides identically.

     The registrant also maintains a directors' and officers' liability insurance policy for directors and officers of the Company and its subsidiaries.

ITEM 16. EXHIBITS.

          Number and Description of Exhibits

1.        Form of Purchase Agreement+
3.1(a)    Certificate of Incorporation of the Registrant as amended to date.*
3.1(b)    Certificate of Amendment of Certificate of Incorporation of the Registrant, dated as of May 16, 1991.*
3.1(c)    Certificate of Designations, Preferences and Rights of Series A Junior
          Participating Preferred Stock.*
3.1(d)    Certificate of Designations, Rights and Preferences for Series B Cumulative
          Convertible Preferred Stock.*
3.2       By-Laws of the Registrant as amended to date.*
4.1(a)    Rights Agreement dated as of May 9, 1986 between Hecla Mining Company and
          Manufacturers Hanover Trust Company, which includes the form of Certificate of
          Designation setting forth the terms of the Series A Junior Participating Preferred
          Stock of Hecla Mining Company as Exhibit A, the form of Right Certificate as
          Exhibit B and the summary of Rights to Purchase Preferred Shares as Exhibit C.*
4.1(b)    Amendment, dated as of November 9, 1990 to the Rights Agreement dated as of May 9,
          1986 between Hecla Mining Company and Manufacturers Hanover Trust Company.*
4.1(c)    Second Amendment to Rights Agreement dated September 30, 1991, between Hecla Mining
          Company and Manufacturers Hanover Trust Company.*
4.1(d)    Hecla Mining Company Notice Letter to Shareholders, being holders of Rights
          Certificates, appointing American Stock Transfer & Trust Company as Rights Agent,
          successor to Manufacturers Hanover Trust Company, effective September 30, 1991, pursuant to Section 21 of the Rights Agreement.*
4.2       Form of Certificate for Liquid Yield Option Note.*
4.3       Form of Indenture dated as of June 1, 1989, between Hecla Mining Company and
          Manufacturers Hanover Trust Company, as Trustee, related to Liquid Yield Option(TM)
          Notes due 2004 (Zero Coupon -- Subordinated).*
4.4       Form of Extension Indenture between Hecla Mining Company and Manufacturers Hanover
          Trust Company, as Trustee, related to Subordinated Extension Notes due 2004.*
5.        Legal opinion of Wachtell, Lipton, Rosen & Katz.+
10.1(a)   Credit Agreement dated as of January 25, 1993, among the Registrant and certain of
          Registrant's subsidiaries, and Mase Westpac Limited, New York Branch, Nations Bank
          of Texas, Bank of America National Trust and Savings Association, West One Bank,
          Idaho, N.A., and Seattle-First National Bank.*
10.1(b)   First Amendment to Credit Agreement dated as of April 12, 1993, among the
          Registrant and certain of Registrant's subsidiaries, and Mase Westpac Limited, as
          Agent for the Banks participating therein.*
10.1(c)   Second Amendment to Credit Agreement dated as of August 11, 1993, among the
          Registrant and certain of Registrant's subsidiaries, and Mase Westpac Limited, as
          Agent for the Banks participating therein.*
10.1(d)   Third Amendment to Credit Agreement dated as of November 9, 1993, among the
          Registrant and certain of Registrant's subsidiaries, and Mase Westpac Limited, as
          Agent for the Banks participating therein.*

23.1      Consent of Coopers & Lybrand to incorporation by reference of their report dated
          February 3, 1994 on the Consolidated Financial Statements of the Registrant.
23.2      Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 5).
23.3      Consent of Deloitte & Touche to incorporation of their report dated February 28,
          1994 on the Consolidated Financial Statements of Equinox Resources Ltd.
24.       Powers of Attorney.+


- ---------------
+ Previously filed as an exhibit to this Registration Statement.
* These exhibits were filed as indicated on the following table and are incorporated herein by this reference thereto:

                      CORRESPONDING EXHIBIT IN ANNUAL REPORT ON FORM 10-K, QUARTERLY REPORT ON
                                                     FORM 10-Q,
 EXHIBIT IN           CURRENT REPORT ON FORM 8-K, PROXY STATEMENT OR REGISTRATION STATEMENT, AS
THIS REPORT                                           INDICATED
- ------------         ---------------------------------------------------------------------------
     3.1(a)          3.1 (10-K for 1987 -- File No. 1-8491)
     3.1(b)          3.1(b) (10-K for 1991 -- File No. 1-8491)
     3.1(c)          4.1(d)(e) (Quarterly Report on Form 10-Q for the quarter ended June 30,
                     1993 -- File No. 1-8491)
     3.1(d)          4.5 (Quarterly Report on Form 10-Q for the quarter ended June 30,
                     1993 -- File No. 1-8491)
     3.2             2 (Current Report on Form 8-K Dated November 9, 1990 -- File No. 1-8491)
     4.1(a)          1 (Current Report on Form 8-K Dated May 23, 1986 -- File No. 1-8491)
     4.1(b)          1 (Current Report on Form 8-K dated November 9, 1990 -- File No. 1-8491)
     4.1(c)          4.1(c) (10-K for 1991 -- File No. 1-8491)
     4.1(d)          4.1(d) (10-K for 1991 -- File No. 1-8491)
     4.2             4.1 (Registration Statement No. 33-28648)
     4.3             4.2 (Registration Statement No. 33-28648)
     4.4             4.4 (Registration Statement No. 33-28648)
    10.1(a)          10.1 (10-K for 1992 -- File No. 1-8491)
    10.1(b)          10.1(b) (Quarterly Report on Form 10-Q for the quarter ended June 30,
                     1993 -- File No. 1-8491)
    10.1(c)          10.1(c) (10-K for 1993 -- File No. 1-8491)
    10.1(d)          10.1(d) (10-K for 1993 -- File No. 1-8491)

ITEM 17.  UNDERTAKINGS.

     A. The undersigned registrant hereby undertakes as follows:

          (i) that for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective;

          (ii) that for the purpose of determining any liability under the Securities Act, each posteffective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (iii) that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to
     Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     B. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of requirements for filing on Form S-3, and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Coeur d'Alene, State of Idaho, on the 29th day of April, 1994.


                                          HECLA MINING COMPANY

                                          By         /s/  ARTHUR BROWN
                                            ------------------------------------
                                                        Arthur Brown
                                                  Chairman, President and
                                                  Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:


                    NAME                                   CAPACITY                   DATE
- ---------------------------------------------  --------------------------------  ---------------
             /s/  ARTHUR BROWN                 Chairman, President and Chief      April 29, 1994
- ---------------------------------------------  Executive Officer (principal
                Arthur Brown                   executive officer)

            /s/  JOHN P. STILWELL              Treasurer (principal financial     April 29, 1994
- ---------------------------------------------  officer)
              John P. Stilwell

          /s/  JOSEPH T. HEATHERLY             Vice President -- Controller       April 29, 1994
- ---------------------------------------------  (chief accounting officer)
             Joseph T. Heatherly
                          *                    Director                           April 29, 1994
- ---------------------------------------------
                John E. Clute
                          *                    Director                           April 29, 1994
- ---------------------------------------------
              Joseph Coors, Jr.
                          *                    Director                           April 29, 1994
- ---------------------------------------------
              Leland O. Erdahl
                          *                    Director                           April 29, 1994
- ---------------------------------------------
             William A. Griffith
                          *                    Director                           April 29, 1994
- ---------------------------------------------
             Charles L. McAlpine
                          *                    Director                           April 29, 1994
- ---------------------------------------------
               Paul A. Redmond
                          *                    Director                           April 29, 1994
- ---------------------------------------------
              Richard J. Stoehr

           /s/  MICHAEL B. WHITE               Attorney-in-fact for the persons
- ---------------------------------------------  marked above with an *
              Michael B. White


                                 EXHIBIT INDEX


                                                                                       SEQUENTIAL
                                                                                          PAGE
EXHIBIT                                   DESCRIPTION                                    NUMBER
- -------   ---------------------------------------------------------------------------  ----------
  23.1    Consent of Coopers & Lybrand...............................................
  23.3    Consent of Deloitte & Touche...............................................